UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	☒

Kabushiki Kaisha Kioritz
Shindaiwa Kougyou Kabushiki Kaisha
(Name of Subject Company)

Kioritz Corporation
Shindaiwa Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Kioritz Corporation
Shindaiwa Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Kioritz Corporation
Attn: Makoto Ito
Operating Officer, General Manager of Finance & Accounting Department
7-2, Suehirocho 1-chome, Ohme, Tokyo, 198-8711, Japan
Phone: +81-428-32-6118

Shindaiwa Corporation
Attn: Shigeharu Owa
Director, General Manager of Administration Division
6-2-11 Ozuka-Nishi, Asaminami-ku, Hiroshima, 731-3167, Japan
Phone: +81-82-849-2001
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

Total pages: 176 pages

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit **<u>Number</u>**	
(1)	Securities Registration Statement of Yamabiko Corporation (June 2008)

Item 2. Informational Legends

The required legend is included on prominent portions of the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

N/A

PART III – CONSENT TO SERVICE OF PROCESS

Kioritz Corporation submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on June 10, 2008.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIORITZ CORPORATION

By: Y. Kitazume

Name: Yasuhiko Kitazume

Title: Representative Director and President

Date: June 12, 2008

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SHINDAIWA CORPORATION

By: [signature]
Name: Yasushi Asamoto
Title: Representative Director and President

Date: June 12, 2008

EXHIBIT (1)

Securities Registration Statement (June 2008) - Yamabiko Corporation

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

SECURITIES REGISTRATION STATEMENT

June 2008

YAMABIKO CORPORATION

THIS ENGLISH TRANSLATION OF THE SECURITIES REGISTRATION STATEMENT HAS BEEN PREPARED SOLELY FOR THE CONVENIENCE OF NON-JAPANESE SPEAKING SHAREHOLDERS OF YAMABIKO CORPORATION WHILE THIS ENGLISH TRANSLATION IS BELIEVED TO BE GENERALLY ACCURATE, IT IS SUBJECT TO, AND QUALIFIED BY, IN ITS ENTIRETY, THE OFFICIAL JAPANESE-LANGUAGE ORIGINAL FILED WITH THE DIRECTOR-GENERAL OF THE KANTO LOCAL FINANCE BUREAU. SUCH JAPANESE-LANGUAGE ORIGINAL SHALL BE THE CONTROLLING DOCUMENT FOR ALL PURPOSES.

This share transfer is made for the securities of a foreign company. The share transfer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Table of Contents

SECURITIES REGISTRATION STATEMENT

【Filing document】	Securities Registration Statement (the "Registration Statement")
【Filed with】	The Director-General of the Kanto Local Finance Bureau of the Ministry of Finance Japan
【Filing date】	June 11, 2008
【Filing person】	
【Name of filing person】	Kabushiki Kaisha Yamabiko
【Name of filing person (English)】	Yamabiko Corporation
【Name and title of representatives】	Yasushi Asamoto, Representative Director and Chairman Yasuhiko Kitazume, Representative Director and President
【Location of headquarters】	1-7-2, Suehiro-cho, Ome-shi, Tokyo
【Telephone number】	N/A
【Person to contact】	Kioritz Corporation Makoto Ito, Operating Officer, General Manager of Finance & Accounting Department Shindaiwa Corporation Shigeharu Owa, Director, General Manager of Administration Division
【Contact address】	Kioritz Corporation 1-7-2, Suehiro-cho, Ome-shi, Tokyo Shindaiwa Corporation 6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima
【Telephone number】	Kioritz Corporation +81-428-32-6111 Shindaiwa Corporation +81-82-849-2001
【Person to contact】	Kioritz Corporation Makoto Ito, Operating Officer, General Manager of Finance & Accounting Department Shindaiwa Corporation Shigeharu Owa, Director, General Manager of Administration Division
【Type of offered securities subject to registration】	Common stock
【Amount of offering subject to registration】	30,344,128,675 Japanese yen (Note) Because the subscription amount has not been determined as of the filing date of the Registration Statement, the above number is the aggregate sum of the respective amounts of shareholders' equity (book value) of Kioritz Corporation ("Kioritz") as of the end of the most recent fiscal year (November 30, 2007) and Shindaiwa Corporation ("Shindaiwa") as of September 30, 2007.
【Location at which a copy of the Securities Registration statement is available to the public】	N/A

Part I. Securities Information

I. Offering Conditions

1. 【Newly-Issued Shares】

Class of Shares	Number of Shares Issued
Common Stock	11,099,232 shares (Notes 1, 2, 3)

(Notes) 1. The above number is based on the number of issued and outstanding shares of Kioritz (69,042,472 shares) (as of the end of April 2008) and the number of issued and outstanding shares of Shindaiwa (26,081,600 shares) (as of the end of March 2008). Accordingly, if stock acquisition rights or other rights are exercised before the day immediately preceding the date of incorporation of the joint holding company, Yamabiko Corporation ("Yamabiko"), the number of shares which Yamabiko will issue may differ.

2. Common stock of Yamabiko will be issued through the share transfer (the "Share Transfer") which will be conducted pursuant to the resolutions of the respective meetings of the Boards of Directors of Kioritz and Shindaiwa held on April 14, 2008 (pertaining to the approval of the Share Transfer Plan (described below) and the proposal regarding the Share Transfer Plan for the respective meetings of shareholders of both companies), and the special resolutions (pertaining to the approval of the Share Transfer Plan) of the respective ordinary general meetings of shareholders of Kioritz and Shindaiwa scheduled to be held on June 27, 2008.

3. Kioritz and Shindaiwa intend to apply to list the shares of Yamabiko on the Tokyo Stock Exchange Group, Inc. (the "Tokyo Stock Exchange").

2. 【Method of Offering】

Offering shall be made through Share Transfer. (Notes 1 and 2)

(Note 1) Common stock of Yamabiko will be issued to the shareholders of Kioritz and Shindaiwa whose names are recorded or registered on the respective shareholders' registers as of the day immediately preceding the date of incorporation of Yamabiko. Yamabiko will allocate and deliver 0.123 shares of its common stock per share of common stock of Kioritz and 0.1 shares of its common stock per share of common stock of Shindaiwa. The issue price for each shareholder is the aggregate issue price divided by the number of shares issued, among which the amount credited to capital is the aggregate amount of capitalized surplus divided by the number of shares issued. Although the aggregate issue price has not been determined as of the date of the filing of the Registration Statement, the aggregate sum of the respective amounts of shareholders equity (book value) of Kioritz as of the end of the most recent fiscal year (November 30, 2008) and Shindaiwa as of September 30, 2007, is 30,344,128,675 Japanese yen, and 6,000,000,000 Japanese yen of the aggregate issue price will be credited to capital.

(Note 2) Yamabiko is currently applying to be listed on the First Section of the Tokyo Stock Exchange pursuant to procedures in Rule 201(2) of the Listing Regulations of the Tokyo Stock Exchange (the "Listing Regulations"), and the shares of Yamabiko are expected to be listed on the First Section of the Tokyo Stock Exchange through a 'technical listing' (Rule 2(73), Rule 208 of the Listing Regulations) as of December 1, 2008. Technical listing is a system by which, when a listed company is dissolved by merging with an unlisted company or becomes a wholly owned subsidiary of an unlisted company through a share exchange or share transfer, the shares and other securities which are issued by such unlisted company may be promptly listed pursuant to confirmation of compliance with the liquidity criteria stipulated in the Listing Regulations; provided, however, that only those companies which have made a listing application within 6 months from the effective date of the relevant transaction are eligible (Regulation 216(1).

3. 【Conditions of Offering】

(1) Tender Method

a. Offering through bid

N/A

b. Offering through method other than bid

N/A

(2) Bookbuilding Method

N/A

a. Location at which applications will be handled

N/A

b. Location at which subscription will be handled

N/A

4. 【Underwriting of Shares】

N/A

5. 【Use of Proceeds from Issuance of New Shares】

a. Amount of Proceeds from Issuance of New Shares

N/A

b. Use of Proceeds

N/A

II. Conditions of Sale

N/A

Significant Matters to be Noted with Respect to Offering or Sale

1. Listing on the Tokyo Stock Exchange

Yamabiko intends to list the offered common stock referred to above in "1. Offering Conditions" in accordance with the 'technical listing' method described above in Note 2 of "(2) Method of Offering" of "I. Offering Conditions".

2. Restrictions on the transfer of shares of Yamabiko, and other restrictions

It is expected that those shareholders who have not deposited their share certificates representing the shares of common stock of Kioritz or Shindaiwa with the Japan Securities Depository Center, Inc. (the "JASDEC") prior to the Share Transfer, and to whom common stock of Yamabiko will be allocated, will be affected in the following ways:

a. First, it is expected that it will be practically impossible to transfer or otherwise dispose of common stock of Yamabiko during the period between the effective date of the Share Transfer and the date of implementation of the Law Amending the Law concerning the Transfer of Corporate Bonds, etc., for the Purpose of Rationalization of Settlement Involving Transaction of Shares, etc., and other Laws (Law No. 88 of 2004) (the "Settlement Rationalization Law"), regardless of the method by which share certificates representing the shares of Yamabiko are delivered or the method by which a shareholder requests that shares be transferred to an account upon depositing the relevant share certificates with the JASDEC.

In relation to the Share Transfer, if a public notice regarding the submission of share certificates (*kabuken teishutsu koukoku*) is released stipulating that share certificates representing common stock of Kioritz or Shindaiwa must be submitted to the respective companies, the relevant share certificates will become invalid as of the effective date of the Share Transfer. Furthermore, although there are two methods to transfer or otherwise dispose common stock of Yamabiko - which are to (i) deliver share certificates representing such common stock to Yamabiko, or (ii) dispose of the common stock of Yamabiko by depositing the share certificates representing the common stock of Yamabiko which will be allocated through the Share Transfer with the JASDEC and requesting that such certificates be transferred to an account - both methods are conditional upon the share certificates representing the common stock of Yamabiko being issued at the time of the transfer or other disposition of such common stock. However, it is expected that it will be practically impossible to deliver the share certificates representing the common stock of Yamabiko which will be allocated through the Share Transfer to shareholders until the date of implementation of the Settlement Rationalization Law (which is expected to be early January 2008). Accordingly, it is expected that, during the period between the effective date of the Share Transfer and the date of implementation of the Settlement Rationalization Law, it will be practically impossible to transfer or otherwise dispose of common stock of Yamabiko.

b. Second, the transfer or other disposition of common stock of Yamabiko may be further restricted for a period from several weeks to more than one month subsequent to the date of implementation of the Settlement Rationalization Law.

   This means that those shares represented by share certificates which are not deposited with the JASDEC as of the date of implementation of the Settlement Rationalization Law will be recorded in a special account which Yamabiko will establish subsequent to a certain period of implementation. In order to transfer (apply to transfer) these shares after the date of implementation of the Settlement Rationalization Law, a shareholder will have to transfer the relevant shares into his/her own general account in a securities company or other organization. A shareholder who does not have a general account will have to open a general account in his/her name with a securities company or other organization and transfer the relevant shares into such account. The administrative procedures involved in recording the relevant shares under the special account, including establishing a general account and transferring such shares to such account may require from several weeks to more than one month from the date of implementation. Furthermore, because, pursuant to the Settlement Rationalization Law, share certificates may not be deposited with the JASDEC during the period between 2 weeks prior to the date of implementation and the day preceding such date of implementation, as described above in "a.", it is expected that it will be administratively impossible to deliver the share certificates representing the common stock of Yamabiko that will be allocated through the Share Transfer to shareholders until the date of implementation of the Settlement Rationalization Law, and it is also expected that it will be practically impossible to deposit such share certificates with the JASDEC during the period between the effective date of the Share Transfer and the day preceding the date which falls two weeks prior to the date of implementation of the Settlement Rationalization Law. As a result of the aforementioned, even after the implementation of the Settlement Rationalization Law, those shareholders who have not deposited their share certificates representing common stock of Kioritz and Shindaiwa with the JASDEC prior to the Share Transfer may be restricted in their ability to transfer or otherwise dispose of the common stock of Yamabiko for a period from several weeks to more than one month after the implementation date of the Settlement Rationalization Law.

c. Third, in addition to the above, with respect to any Yamabiko shares that have not been deposited with the JASDEC, if such shares are recorded in the name of another person on the shareholders' register and a transfer of such shares on the shareholders' register is also incomplete, and remains incomplete as of the implementation date of the Settlement Rationalization Law, such shares will be recorded under the name of such other person in the special account, pursuant to the regulations of Settlement Rationalization Law. Accordingly, the genuine shareholder may lose their rights with respect to such shares. As described above in "a.", it is expected that it will be practically impossible to deliver the share certificates representing the common stock of Yamabiko that will be allocated through the Share Transfer to a shareholder until the implementation date of the Settlement Rationalization Law. Accordingly, if a shareholder who has not deposited his or her share certificates representing the common stock of Kioritz or Shindaiwa with the JASDEC prior to the Share Transfer and who holds such shares under the name of another person has not completed the transfer of shares to his or her own name on the Yamabiko shareholders' register by the implementation date of the Settlement Rationalization Law, they will not be recorded in the special account as of such implementation date, and may lose their rights as genuine shareholders with respect to such shares.

In consideration of the above factors, those shareholders to whom common stock of Yamabiko will be allocated who have not deposited their share certificates representing the common stock of Kioritz or Shindaiwa before the Share Transfer may incur a detriment as a result of not being able to transfer or otherwise dispose of such common stock within the desired period or under the desired conditions, or losing their rights as the shareholder with respect to such common stock.

III. Miscellaneous

N/A

Part II. Organizational Restructuring (Tender Offer under the Financial Instruments and Exchange Law of Japan)

I. Summary of Organizational Restructuring (Tender Offer)

1. 【Purpose of Organizational Restructuring】

1. Purpose and Reason of Management Integration

In every market which targets maintaining greenery all over the world, one of the businesses on which Kioritz and Shindaiwa focus is the manufacture and sale of outdoor power equipment with compact engines. In recent years, the outdoor power equipment industry, in which both companies Kioritz and Shindaiwa operate, has seen increased price competition from developing countries, in addition to continued international market reorganization, and increasing competition on a global level. Furthermore, in addition to the diversification of market demand, both companies are literally in a battle for survival with other companies as a result of factors such as the U.S. and other countries responding technologically to emissions standards in the last ten years.

Under these circumstances, Kioritz and Shindaiwa, on the basis of their existing amicable relationship entered into a business and capital alliance agreement aimed at producing attractive and globally competitive products and enhanced product lineups, and establishing innovative development and production systems which would facilitate the realization of such goals. As a result of broad-ranging considerations conducted since then in each division, including development, purchasing, production, distribution and sales, among others, with respect to the possibility of sharing management resources while achieving the goals of the alliance, the effects of the alliance, in areas such as the complementary supply of products and the collaborative development of new products, are yielding results already.

However, the two companies reached the conclusion that in order to further improve the efficiency and pace with which internationally-focused strategic development is put into practice, and to promote the further enhancement of corporate value in the increasingly-competitive environment, shared ownership and management integration is the ideal choice.

Kioritz supplies its high quality "ECHO" brand products, which center around compact engine technology and are produced in production bases in Japan, the U.S. and China, all over the world through its international sales network, and continues to develop as the leading manufacturer of outdoor power equipment. In addition to this, Kioritz has also become a leading company for domestic agricultural machine maintenance which the Company has developed from its own pest-control technology.

In addition to successfully commercializing its 4-cycle engine C4 Technology® which passes the highest level of global emissions standards in the compact engine field, Shindaiwa has also established a unique position for itself in each product market aimed at professionals as an advanced manufacturer holding several global patent technologies in fields such as welders and generators, and is continuing to explore new business opportunities in domestic and overseas markets, including the U.S.

Kioritz and Shindaiwa believe that the management integration synergies to be gained through the shared ownership, consolidation and supplementation of the management resources of both companies, including the specialized development and manufacturing technologies and sales systems which both companies have built up, will be substantial.

As a machinery and equipment manufacturing group whose business centers around agricultural machine maintenance; generator equipment and outdoor power equipment, Yamabiko, which will be established through the Share Transfer, hopes to improve the overall corporate value of the group and continue to fulfill the expectations of all of its stakeholders, while continuing to value the respective corporate cultures, brands and histories of Kioritz and Shindaiwa, and contributing to society through its corporate activities.

The basic strategies and anticipated benefits as a result of the management integration are as follows:

1. Taking the utmost advantage of the brand power of the three "ECHO" "Shindaiwa" and "Kioritz" brands which are owned by Kioritz and Shindaiwa, developing a global marketing strategy that effectively uses each of the specialized sales and distribution networks, expanding the business and improving its efficiency.

2. Through the cooperative use and integration of unique technologies such as technology used in the development and manufacture of compact engine products, technology related to pest-control machinery and technology related to generator equipment, decreasing the time needed for product development and commercialization and expanding the product lineup for more diversified markets.

3. Combining the respective production facilities, manufacturing technologies and material procurement networks currently held by Kioritz and Shindaiwa, and taking advantage of economies of scale to reduce costs, while aiming for improvements to product quality and productivity.

4. Improving the management services, including the financial and information systems, of Yamabiko, Kioritz and Shindaiwa in pursuit of optimization as a group, restructuring, eliminating and consolidating as necessary, and improving services.

5. In order to respond promptly and accurately to the expansion of operations, or to changes in the market or the industry, prioritizing efforts to restructure the businesses, and promoting the establishment of a more robust financial health and a secure revenue base.

Kioritz and Shindaiwa intend to apply to list the shares of Yamabiko, which will be established through the Share Transfer, on the Tokyo Stock Exchange. Although the date on which the shares of Yamabiko will be listed is to be determined pursuant to the regulations of the Tokyo Stock Exchange, among others, such date is expected to be December 1, 2008, the date of incorporation of Yamabiko. The shares of both Kioritz and Shindaiwa are expected to be delisted from the Tokyo Stock Exchange in accordance with the Share Transfer as of November 25, 2008.

2. Summary of Corporate Group of Yamabiko (the "Yamabiko Group") and Relationship between Companies subject to Organizational Restructuring (Kioritz and Shindaiwa) and Yamabiko Group

(1) Yamabiko Group

a. Details of Yamabiko

(1)	Trade Name	Yamabiko Corporation		
(2)	Business Description	Business planning and management of group companies that engage in manufacture and sales of various machinery, and businesses ancillary to the foregoing		
(3)	Address of Head Office	1-7-2, Suehiro-cho, Ome-shi, Tokyo		
(4)	Representative and Officers (Scheduled)	Representative Director and Chairman	Yasushi Asamoto	(Current Representative Director and President of Shindaiwa)
		Representative Director and President	Yasuhiko Kitazume	(Current Representative Director and President of Kioritz)
		Director	Hideaki Kawai	(Current Senior Managing Director of Kioritz)
		Director	Noboru Iwamoto	(Current Senior Managing Director of Shindaiwa)
		Director	Takeshi Sasaki	(Current Managing Director of Kioritz)
		Director	Katsuyuki Maeda	(Current Managing Director of Shindaiwa)
		Director	Shigeki Kondo	(Current Director of Kioritz)
		Statutory Auditor	Masatoshi Miyahara	(Current Standing Statutory Auditor of Kioritz)
		Statutory Auditor	Shigeharu Owa	(Current Director of Shindaiwa)
		Statutory Auditor	Masato Tanaka	(Current Outside Auditor of Kioritz)
		Statutory Auditor	Tetsuo Yamashita	(Current Outside Auditor of Shindaiwa)
(5)	Capital Stock	6 billion Japanese yen		
(6)	Net Assets (consolidated)	Not yet determined		
(7)	Total Assets (consolidated)	Not yet determined		
(8)	Fiscal Year End	March 31		

b. Details of Yamabiko Group

Yamabiko, Kioritz and Shindaiwa's relationship is as follows:

Kioritz and Shindaiwa have agreed to establish Yamabiko, a parent company which will hold 100% of the shares of Kioritz and Shindaiwa, as of December 1, 2008 (scheduled) through the Share Transfer, conditional upon the approval of the respective general meetings of shareholders of both companies.

Name of Company	Address	Paid-in Capital or Capital Contribution (million Japanese yen)	Major Businesses	Voting Share Holding Ratio (%)	Officers' Role in other companies		Financial Support	Equipment Lease	Business Transactions
					Yamabiko Officers	Yamabiko Employees			
(Consolidated Subsidiaries)									
Kioritz Corporation	Ome-shi, Tokyo	5,207	Manufacture and sales of forestry machinery, agricultural management machinery, etc.	100.0	Not yet determined	Not yet determined	Not yet determined	Not yet determined	Not yet determined
Shindaiwa Corporation	Asaminami-ku, Hiroshima	3,340	Manufacture and sales of agricultural machinery, machinery for the civil engineering construction and metal working machinery	100.0	Not yet determined	Not yet determined	Not yet determined	Not yet determined	Not yet determined

After the establishment of Yamabiko through the Share Transfer, Kioritz and Shindaiwa will become wholly owned subsidiaries of Yamabiko. The business status of Kioritz as of the end of the consolidated fiscal year ended November 30, 2007 and Shindaiwa as of the end of the consolidated fiscal year ended March 31, 2008 are as follows:

KIORITZ

The Organization of the corporate group of Kioritz (the "Kioritz Group") is as follows:

【Organizational Chart】



Customers
Domestic
Overseas
Products
Rental
Products
Consolidated subsidiaries
Kioritz Echo Hokkaido Co., Ltd.
Kioritz Echo Tohoku Co., Ltd.
Kioritz Echo Tobu Co., Ltd.
Kioritz Echo Chubu Co., Ltd.
Kioritz Echo Seibu Co., Ltd.
Kioritz Echo Kyushu Co., Ltd.
Non-consolidated subsidiaries
Iwami Echo Co., Ltd.
Kioritz Services Yamagata Co., Ltd.
Consolidated subsidiary
Crary Industries
Consolidated subsidiaries
Golden Eagle Distributing Corporation
Charlestown Power Equipment Inc.
Consolidated subsidiary
Echo, Incorporated
Corporation with majority of its shares held by the major shareholder
Mitsui & Co. (U.S.A.), Inc.
Major shareholder
Mitsui & Co., Ltd.
Consolidated subsidiary
Echo Rentecs Co , Ltd.
Major shareholder
Mitsui & Co., Ltd.
Kioritz
Agricultural and forestry machinery-related
Others
Parts
Consolidated subsidiaries
Oppama Industry Co., Ltd.
Soshin Industry Co., Ltd.
Newtech Co., Ltd.
Consolidated subsidiaries
Kioritz Echo Machinery (Shenzhen) Co., Ltd.
Others
Non-consolidated subsidiaries
Echo Industries, Co., Ltd.
Kioritz Logistics Co., Ltd.
Kioritz Echo Shinetsu Co., Ltd.

Related Companies

Name	Address	Paid-in Capital or Capital Contribution	Major Businesses	Percentage of Voting Rights (%)	Details of Relationship				
					Officers' Role in other companies		Financial Support	Equipment Lease	Business Transactions
					Kioritz Officers (persons)	Kioritz Employees (persons)			
(Consolidated Subsidiaries)									
Echo, Incorporated (Notes 2 & 4)	Lake Zurich, IL, U.S.A.	$21,000,000	Manufacture and sales of agricultural and forestry machinery	79.5	5	4	N/A	Nil	Manufacture and sales of Kioritz products in U.S.A.
Golden Eagle Distributing Corporation (Note 6)	Rocklin, CA, U.S.A.	$58,000	Sales of agricultural and forestry machinery	100.0 (100.0)	–	1	N/A	Nil	Sales of Kioritz products in U.S.A.
Charlestown Power Equipment Inc. (Note 6)	St. Charles, IL, U.S.A.	$701,000	Sales of agricultural and forestry machinery	100.0 (100.0)	–	1	N/A	Nil	Sales of Kioritz products in U.S.A.
Crary Industries (Note 2)	West Fargo, ND, U.S.A.	$8,000,000	Manufacture and sales of agricultural and forestry machinery	87.5 (87.5)	–	1	N/A	Nil	Delivery of products to Kioritz's U.S. subsidiaries
Kioritz Echo Machinery (Shenzhen) Co., Ltd.	Shenzhen, GuangDong Province, China	RMB 16,553,000	Manufacture and sales of agricultural and forestry machinery	100.0	1	2	N/A	Nil	Manufacture of Kioritz products and parts
Kioritz Echo Hokkaido Co., Ltd.	Sapporo-shi, Hokkaido	¥25,000,000	Sales of agricultural and forestry machinery	100.0	2	2	Kioritz offers loans for operating funds	Yes	Domestic sales of Kioritz products
Kioritz Echo Tohoku Co., Ltd.	Sendai-shi, Miyagi	¥28,000,000	Sales of agricultural and forestry machinery	100.0	1	4	Kioritz offers loans for operating funds	Yes	Domestic sales of Kioritz products
Kioritz Echo Tobu Co., Ltd. (Note 2)	Ome-shi, Tokyo	¥ 53,000,000	Sales of agricultural and forestry machinery	100.0	1	4	N/A	Yes	Domestic sales of Kioritz products
Kioritz Echo Chubu Co., Ltd.	Kiyosu-shi, Aichi	¥23,000,000	Sales of agricultural and forestry machinery	100.0	2	2	Kioritz offers loans for operating funds	Yes	Domestic sales of Kioritz products
Kioritz Echo Seibu Co., Ltd.	Okayama-shi, Okayama	¥50,000,000	Sales of agricultural and forestry machinery	100.0	1	4	Kioritz offers loans for operating funds	Yes	Domestic sales of Kioritz products
Kioritz Echo Kyushu Co., Ltd.	Ohnojo-shi, Fukuoka	¥20,000,000	Sales of agricultural and forestry machinery	100.0	2	2	Kioritz offers loans for operating funds	Yes	Domestic sales of Kioritz products
Oppama Industry Co., Ltd. (Note 2)	Yokosuka-shi Kanagawa	¥25,000,000	Manufacture and sales of aagricultural and forestry machinery	100.0	2	5	N/A	Yes	Manufacture of parts for Kioritz products
Soshin Industry Co., Ltd.	Ome-shi, Tokyo	¥20,000,000	Manufacture and sales of aagricultural and forestry machinery	100.0	2	2	N/A	Yes	Manufacture of parts for Kioritz products
Echo Rentecs Co., Ltd.	Ome-shi, Tokyo	¥50,000,000	Rental and technical service of	100.0	1	3	Kioritz offers loan for	Yes	Rental and technical service of

Name	Address	Paid-in Capital or Capital Contribution	Major Businesses	Percentage of Voting Rights (%)	Details of Relationship				
					Officers' Role in other companies		Financial Support	Equipment Lease	Business Transactions
					Kioritz Officers (persons)	Kioritz Employees (persons)			
			agricultural and forestry machinery				equipment fund		Kioritz products
Newtech Co., Ltd.	Nagano-shi, Nagano	¥20,000,000	Manufacture and sales of agricultural and forestry machinery	100.0	2	2	N/A	Yes	Manufacture of parts for Kioritz products

(Notes) 1. Figures in brackets under "Percentage of Voting Rights" represent the number of indirect holding ratio.

2. Echo, Incorporated, Crary Industries, Kioritz Echo Tobu Co., Ltd. and Oppama Industry Co., Ltd. are Specified Subsidiaries.

3. None of the companies listed above have submitted a Securities Registration Statement or Annual Securities Reports.

4. Sales of Echo, Incorporated (excluding inside sales among consolidated companies) exceeds 10% of consolidated sales.

Major Profit and Loss Information (thousands of Japanese yen)

(1) Sales	35,880,957
(2) Ordinary Profit and Loss	1,458,714
(3) Net Income	991,350
(4) Net Assets	7,862,439
(5) Total Assets	18,164,134

5. There are no companies with material negative net worth.

6. All the businesses of Charlestown Power Equipment Inc., a consolidated subsidiary, were transferred to Golden Eagle Distributing Corporation, a consolidated subsidiary, as of December 1, 2006.

Shindaiwa

The Organization of the corporate group of Shindaiwa (the "Shindaiwa Group") is as follows:

【Organizational Chart】


Customer (Domestic, Overseas)
(Manufacturing Company)
⊙ Shindaiwa Engineering Co., Ltd.
Shindaiwa Corporation
(Sales Company)
⊙ Shindaiwa Inc.
Others
(Subsidiaries)
⊙ Shindaiwa Business Support Co., Ltd.
⊙ Shindaiwa Machinery Co., Ltd (China)
⊙ Shindaiwa Properties LLC
□ Seifu, Co., Ltd.
(Affiliated Companies)
○ Jacto Inc.
○ SD Services Co., Ltd
(Note) ⊙ Consolidated subsidiaries
□ Non-consolidated subsidiaries, Non-equity method subsidiaries
○ Equity method companies

Related Companies

Name	Address	Paid-in Capital	Major Businesses	Percentage of Voting Rights (%)	Relationships	Notes
(Consolidated subsidiaries)						
Shindaiwa Inc.	Tualatin, OR, U.S.A.	US$6,775,000	Sales of machinery	100.0	Sales of Shindaiwa products. Officers who hold another posts in Shindaiwa: 4 persons Person(s) seconded to Shindaiwa: 1 person	(Notes 1 & 4)
Shindaiwa Engineering Co., Ltd.	Yoshida-cho, Akitakata-shi, Hiroshima	¥ 50,000,000	Manufacture of sheet-metal parts	100.0	Shindaiwa purchases raw materials from the company. Financial support and lending of equipment from Shindaiwa. Officers who hold other posts in Shindaiwa: 2 persons Persons seconded to Shindaiwa: 4 persons	—
Shindaiwa Business Support Co., Ltd.	Asaminami-ku, Hiroshima-shi, Hiroshima	¥20,000,000	Provision of labor force by contract Dispatch of temporary workers Distribution service Sub-assembly service	100.0	Based on the provision of labor force contract, the company provides Shindaiwa a distribution service and sub-assembly service. Officers who hold other posts in Shindaiwa: 2 persons Persons seconded to Shindaiwa: 105 persons	—
Shindaiwa Machinery Co., Ltd. (China)	Taichung, Taiwan	NT$5,000,000	Purchase and Sales of parts Sub-assembly and sales of sub-assembly products	100.0	The company provides Shindaiwa with product materials and sells its products. The company also provides sub-assembly service and sells assembly products. Officers who hold other posts in Shindaiwa: 3 persons Persons seconded to Shindaiwa: 2 persons	—
Shindaiwa Properties LLC	Tualatin, OR, U.S.A.	US$680,000	Management of distribution warehouse	50.0 (50.0)	Officer(s) who hold other posts in Shindaiwa: 1 person	(Notes 3 & 5)
(Equity-method affiliates)						
Jacto Inc.	Tualatin, OR, U.S.A.	US$2,040,000	Sales of agricultural machinery	46.1 (46.1)	Officer(s) who hold other posts in Shindaiwa: 1 person	(Note 3)
SD Services Co., Ltd. (*kabushiki kaisha*)	Usuki, Kagashima-shi, Kagoshima	¥10,000,000	Repair of construction, agriculture and forestry machinery and sales of parts thereof	35.0	Shindaiwa guarantees borrowings.	—

(Notes) 1. Shindaiwa Inc. is a Specified Subsidiary.

2. None of the companies listed above have submitted a Securities Registration Statement or Annual Securities Reports.

3. Figures in brackets of "Percentage of Voting Rights" represent an indirect shareholding.

4. Sales of Shindaiwa Inc. (excluding inside sales among consolidated companies) exceeds 10% of consolidated sales.

Major Profit and Loss Information (thousands of Japanese yen)

(1) Sales	12,199,546
(2) Ordinary Profit and Loss	165,926
(3) Net Income	102,197
(4) Net Assets	1,864,469
(5) Total Assets	6,755,094

5. Although the Company holds less than 50% of the equity of Shindaiwa Properties LLC, the Company beneficially controls Shindaiwa Properties LLC and it is thus considered as a subsidiary of the Company.

(2) Relationship between Companies subject to Organizational Restructuring (Kioritz and Shindaiwa) and Yamabiko Group

a. Capital Relationship

Through the Share Transfer, Kioritz and Shindaiwa will become wholly owned subsidiaries of Yamabiko. Please refer to "b. Details of Yamabiko Group" of "(1) Yamabiko Group" above.

b. Officers who hold other posts in another company

For information pertaining to additional roles of Officers of Kioritz and Shindaiwa (wholly owned subsidiaries of Yamabiko), please refer to "a. Details of Yamabiko" of "(1) Yamabiko Group" above.

c. Transaction Relationship

For information pertaining to the transaction relationship between Kioritz and Shindaiwa (wholly owned subsidiaries of Yamabiko) and related companies, please refer to "b. Details of Yamabiko Group" of "(1) Yamabiko Group" above.

2. 【Outline of Concerned Parties of the Organizational Restructuring】

N/A

3. 【Contracts regarding the Organizational Restructuring】

1. Contents of the Share Transfer Plan

Conditional upon the approval of the respective general meetings of shareholders of the two companies, Kioritz and Shindaiwa developed a share transfer plan at their respective meetings of the Board of Directors held on April 14, 2008. Under the Share Transfer plan, Yamabiko will be established and become the parent company holding 100% of the shares of Kioritz and Shindaiwa through the Share Transfer, with a target date for completion of the plan of December 1, 2008 (scheduled).

Pursuant to the Share Transfer plan, Yamabiko will allocate and deliver 0.123 shares of its common stock per share of common stock of Kioritz and 0.1 shares of its common stock per share of common stock of Shindaiwa. Shareholders' resolutions with respect to the approval of the share transfer plan and matters necessary for the Share Transfer are required at the extraordinary general meeting of shareholders of Kioritz and the ordinary general meeting of shareholders of Shindaiwa, both of which are to be held on June 27, 2008. Other than the above, the Share Transfer plan defines the trade name, location of head office, officers, amount of capital and reserves, listing of shares, administrator of shareholders' register, distribution of surplus and handling of stock acquisition rights of Yamabiko, among others (For details, please refer to "2. Contents of the Share Transfer Plan" below.

2. Contents of the Share Transfer Plan

<u>Share Transfer Plan (Copy)</u>

Kioritz Corporation ("Kioritz") and Shindaiwa Corporation ("Shindaiwa") reached an agreement to conduct a joint share transfer, and accordingly, Kioritz and Shindaiwa plan the share transfer as follows (the "Share Transfer Plan").

Article 1 (Share Transfer)

Pursuant to the provisions of the Share Transfer Plan, Kioritz and Shindaiwa shall jointly transfer all issued and outstanding shares of Kioritz and Shindaiwa to their new parent company ("Yamabiko"), in exchange for shares of common stock of Yamabiko, upon the incorporation of Yamabiko (the "Share Transfer").

Article 2 (Matters to be Described in the Articles of Incorporation of Yamabiko)

The Articles of Incorporation of Yamabiko shall include the purpose, trade name, location of head office, total number of authorized shares as well as any other matters set forth in the "Articles of Incorporation of Yamabiko Corporation" attached herewith.

Article 3 (Names of Directors, Statutory Auditors and Accounting Auditor of Yamabiko at the time of Incorporation)

(1)	Directors:	Yasushi Asamoto (Chairman) Yasuhiko Kitazume (President) Hideaki Kawai Noboru Iwamoto Takeshi Sasaki Katsuyuki Maeda Shigeki Kondo
(2)	Statutory Auditors:	Masatoshi Miyahara Shigeharu Owa Masahito Tanaka (Outside Auditor) Tetsuo Yamashita (Outside Auditor)
(3)	Accounting Auditor:	Toyo Horwath

Article 4 (Shares to be allocated by Yamabiko at the Share Transfer)

1. Yamabiko shall deliver, in exchange for the shares of Kioritz and Shindaiwa held by their respective shareholders, its shares of common stock to the shareholders of Kioritz and Shindaiwa in the aggregate of (1) the number of shares calculated by multiplying 0.123 by the total number of issued and outstanding shares of Kioritz as of the end of the day prior to the Date of Incorporation (defined below), and (2) the number of shares calculated by multiplying 0.1 by the total number of issued and outstanding shares of Shindaiwa as of the end of the day prior to the Date of Incorporation (provided, however, that shares constituting less than a whole unit shall be omitted).

2. Yamabiko shall allocate the shares described in the preceding paragraph to the shareholders of Kioritz and Shindaiwa listed or recorded on the register as of the end of the day prior to the Date of Incorporation (including the beneficial shareholders' register, the same shall apply hereinafter) as follows (provided, however, that Kioritz and Shindaiwa shall be deemed to be holding the shares of any shareholders who exercise their appraisal rights pursuant to Article 806 of the Company Law of Japan):

   (1) 0.123 shares of common stock of Yamabiko shall be allocated in exchange for one share of common stock of Kioritz

   (2) 0.1 shares of common stock of Yamabiko shall be allocated in exchange for one share of common stock of Shindaiwa

Article 5 (Paid-in Capital and Reserve)

The amount of capital stock and reserve of Yamabiko at the time of incorporation are as follows:

(1)	Capital Stock:	6 billion Japanese yen
(2)	Capital Reserve:	1.5 billion Japanese yen
(3)	Earned Reserve:	0 Japanese yen

Article 6 (Date of Incorporation)

The date of incorporation of Yamabiko (the "Date of Incorporation") shall be December 1, 2008. The Date of Incorporation may be changed, upon consultation between Kioritz and Shindaiwa, if such change is necessary to consummate the Share Transfer or for any other reasons.

Article 7 (General Meeting of Shareholders to Approve the Share Transfer)

1. Kioritz shall hold an extraordinary general meeting of shareholders on June 27, 2008 to propose the Share Transfer Plan and matters necessary to consummate the Share Transfer for approval.

2. Shindaiwa shall hold an ordinary general meeting of shareholders on June 27, 2008 to propose the Share Transfer Plan and matters necessary to consummate the Share Transfer for approval.

3. The date of the shareholders' meetings described in the preceding two paragraphs may be changed, upon consultation between Kioritz and Shindaiwa, if such change is necessary to consummate the Share Transfer or any other reasons.

Article 8 (Listing of Shares of Yamabiko)

Yamabiko plans to list its shares on the Tokyo Stock Exchange on the Date of Incorporation.

Article 9 (Administrator of Shareholders' Register)

The administrator of the shareholders' register of Yamabiko shall be The Chuo Mitsui Trust and Banking Company, Limited.

Article 10 (Distribution of Surplus)

1. Kioritz shall distribute up to 5 Japanese yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of November 30, 2008.

2. Shindaiwa shall distribute up to 4 Japanese yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of March 31, 2008.

3. Shindaiwa shall distribute up to 3 Japanese yen per share from its surplus to its shareholders or registered pledgees who are listed or recorded on its shareholders' register as of September 30, 2008.

Article 11 (Stock Acquisition Rights)

1. In the event that the Share Transfer Plan is approved at the general meeting of shareholders of Shindaiwa stipulated in Article 7 above, Shindaiwa shall acquire and cancel all unexercised stock acquisition rights of Shindaiwa, without consideration, by the day prior to the Date of Incorporation.

2. If any stock acquisition rights are exercised prior to the acquisition of the stock acquisition rights (as described in the preceding paragraph), so long as it holds treasury shares, Shindaiwa shall, instead of issuing new shares, deliver such treasury shares upon exercise of the stock acquisition rights.

Article 12 (Duty of Care)

After developing the Share Transfer Plan and until the Date of Incorporation, Kioritz and Shindaiwa shall conduct their respective businesses and manage their assets with the care of a good manager. With respect to actions which may have a material effect on assets or rights and obligations (including, but not limited to the distribution of surplus and the acquisition of treasury shares pursuant to the resolutions of the general meeting of shareholders or the meeting of the Board of Directors), unless otherwise stipulated in the Share Transfer Plan, Kioritz and Shindaiwa shall, upon prior consultation, take such action after obtaining consent of the other party.

Article 13 (Change of Circumstances)

After developing the Share Transfer Plan and until the Date of Incorporation, if (i) there is a significant change in either Kioritz or Shindaiwa's assets or management, (ii) matters which significantly affect the consummation of the Share Transfer arise or become apparent, or (iii) the objective of the Share Transfer becomes extremely difficult to attain, Kioritz and Shindaiwa may, upon consultation, change the conditions of the Share Transfer Plan and any other contents thereof, or cancel the Share Transfer.

Article 14 (Effectiveness of the Share Transfer Plan)

The Share Transfer Plan shall terminate if (i) the Share Transfer is not approved by the shareholders of either Kioritz or Shindaiwa at the meetings of shareholders (described in Article 7 above), or (ii) approval from the relevant governmental authority as defined in the relevant laws and regulations is not obtained.

Article 15 (Matters to be Discussed)

Matters not stipulated in the Share Transfer Plan and any other matters necessary for the Share Transfer shall be settled, in accordance with the purpose of the Share Transfer Plan, by consultation between Kioritz and Shindaiwa.

IN WITNESS WHEREOF, the parties have caused this Share Transfer Plan to be executed in duplicate, to be signed and sealed by each party, and each party shall keep one copy of the originals.

Date: April 14, 2008

KIORITZ CORPORATION

Name: Yasuhiko Kitazume
Title: Representative Director and President
Address: 1-7-2, Suehiro-cho, Ome-shi, Tokyo

SHINDAIWA CORPORATION

Name: Yasushi Asamoto
Title: Representative Director and President
Address: 6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima

(Attachment)

ARTICLES OF INCORPORATION
OF
YAMABIKO CORPORATION

CHAPTER I. GENERAL PROVISIONS

Article 1 (Trade Name)

The Company shall be called "Kabushiki Kaisha Yamabiko" in Japanese and shall be expressed in English as "YAMABIKO CORPORATION".

Article 2 (Objectives)

The objective of the Company shall be to engage in the following business activities:

(1) Control and management of business activities of companies which engage in the following businesses by holding shares or equity of such companies.

1. Manufacture and sale of internal combustion engines and parts;
2. Manufacture and sale of motors, and machinery and tools equipped with motors;
3. Manufacture and sale of electric machinery, and machinery and tools equipped with electric machinery;
4. Manufacture and sale of hydraulic/pneumatics machines, and machinery and tools equipped with hydraulic/pneumatics machines;
5. Manufacture and sale of machinery and tools for agriculture and forestry, and for landscape gardening;
6. Manufacture and sale of industrial, transportation, woodworking and metalworking machinery, and other machinery and tools;
7. Manufacture and sale of electrical machinery and tools for power generation/welding, and other industrial machinery including voltage converters and lighting apparatus, and household electrical appliances;
8. Manufacture and sale of gardening machines, air-blower machines, pumps, material handling machines, among others;
9. Manufacture and sale of machinery and tools for environmental sanitation;
10. Contract work for designing/implementation/construction of piping and machinery installation;
11. Contract work for designing/implementation of civil engineering work and construction work;
12. Management and operation of recreation facilities, and investment in related businesses;
13. Contract work for extermination of diseases and pests damaging farm products, and epidemic prevention/removal operation to ensure zoonotic environmental sanitation;
14. Sale of agricultural chemicals, fertilizer, feeding stuffs, seed and seedling, and flowers;
15. Sale of materials for greenhouse horticulture agriculture;
16. Sale of building materials, and daily necessities and miscellaneous goods;
17. Purchase and sale, leasing, agency, management, and appraisal of real estate;

18. Retention/asset management of securities, money lending and guarantee affairs;

19. Agent business for property and casualty insurance, insurance agent business based on the Automobile Liability Security Law of Japan, and sale of life insurance;

20. Labor dispatch service based on the Worker Dispatch Law of Japan;

21. Import and export of products described in each of the above;

22. Leasing and rental of products described in each of the above;

23. Purchase and sale of used products described in each of the above; and

24. All the businesses ancillary or related to businesses described in 1 through 23 above.

(2) Management consultation to companies in which Yamabiko holds shares or equity.

(3) Businesses listed from 1 through 24 of (1) above.

(4) All businesses ancillary or related to (1), (2), and (3).

Article 3 (Location of Head Office)

The Company shall have its head office in Ome-shi, Tokyo.

Article 4 (Organization)

In addition to general meetings of shareholders and Directors, the Company shall have the following organizations:

(1) Board of Directors

(2) Statutory Auditors

(3) Board of Statutory Auditors

(4) Accounting Auditor

Article 5 (Method of Public Notice)

The method of the Company's public notice shall be the electronic method; provided that it may put the notice in the Nikkei, in the event that the Company is unable to use the electronic method due to accident or other unavoidable reasons.

CHAPTER II. SHARES

Article 6 (Total Number of Issuable Shares)

The total number of the Company's issuable shares shall be forty million (40,000,000) shares.

Article 7 (Issuance of Share Certificates)

The Company shall issue share certificates representing its shares.

Article 8 (Number of Shares Constituting One Unit of Shares and Non-issuance of Share Certificates Constituting Less Than One Unit of Shares)

1. The number of shares of the Company constituting one unit of shares shall be one hundred (100) shares.

2. Notwithstanding the provisions of the preceding article, the Company shall not issue any share certificates constituting less than one unit of shares, unless the Share Handling Regulations provide otherwise.

Article 9 (Rights Concerning Shares Constituting Less Than One Unit of Shares)

Shareholders (including beneficial shareholders, hereinafter the same) of the Company may not exercise their rights relating to shares constituting less than one unit, other than those rights listed below:

(1) Each of the rights provided in Article 189, Paragraph 2 of the Company Law of Japan;

(2) The right to make a request pursuant to the provisions of Article 166, Paragraph 1 of the Company Law of Japan;

(3) The right to receive an allocation of offered shares and offered stock acquisition rights pursuant to the number of shares held by the shareholder;

(4) The right to make a request to purchase additional shares constituting less than one unit of shares as defined in Article 10 below.

Article 10 (Additional Purchases of Shares Constituting Less Than One Unit of Shares)

A shareholder of the Company may, pursuant to the provisions of the Share Handling Regulations, request that the Company sell to such shareholder the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit of shares held by him/her.

Article 11 (Share Handling Regulations)

Matters related to the execution of shareholders' rights, the handling of shares and stock acquisition rights of the Company and fees thereof, other than those provided for in laws and regulations or in these Articles of Incorporation, shall be governed by the Share Handling Regulations to be prescribed by the Board of Directors.

Article 12 (Share Registration Agent)

1. The Company shall have a share registration agent.
2. The identity of the share registration agent and the location of its handling office shall be determined by resolution of the Board of Directors and public notice thereof shall be given.
3. Preparation of, and maintenance and other business concerning, the shareholders' register (including beneficial shareholders' register, hereinafter the same), the register for stock acquisition rights and the register for lost share certificates shall be commissioned to the share registration agent and shall not be handled by the Company.

CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

Article 13 (Convocation of General Meeting of Shareholders)

The Ordinary General Meeting of Shareholders shall be convened in June each year and an Extraordinary General Meeting of Shareholders shall be convened at any time whenever necessary.

Article 14 (Record Date for Ordinary General Meeting of Shareholders)

The Record Date to determine voting rights at the Ordinary General Meeting of Shareholders shall be March 31 each year.

Article 15 (Convener and Chairman of General Meeting of Shareholders)

1. The General Meeting of Shareholders shall be convened and chaired by the Representative Director and President.
2. In the event that the Representative Director and President is unable to convene and chair the Meeting, one of the other Directors shall take his/her place in the order predetermined by the Board of Directors.

Article 16 (Internet Disclosure and Deemed Provision of Reference Documents for General Meeting of Shareholders, etc.)

The Company may, in connection with the convocation of a general meeting of shareholders, deem the information concerning matters to be stated or indicated on the reference documents for a general meeting of shareholders, business report, statement of accounts and consolidated statement of account to have been provided to the shareholders by disclosing such information through the Internet pursuant to the applicable rules and the Ministry Ordinance of the Ministry of Justice.

Article 17 (Method of Resolutions)

1. Unless otherwise provided for by laws and regulations or by the Articles of Incorporation, resolutions of general meetings of shareholders shall be adopted by a majority vote of the total voting rights of the shareholders present at the meeting who are entitled to exercise their voting rights.

2. Resolutions of general meetings of shareholders set forth in Article 309, Paragraph 2 of the Company Law of Japan shall be adopted by the affirmative vote of two-thirds of the total voting rights of shareholders who are entitled to exercise their voting rights, and a quorum for the meeting shall require the presence of shareholders holding at least one-third of the total voting rights.

Article 18 (Restriction on Voting by Proxy)

1. A shareholder may exercise his/her voting rights by entrusting one proxy, who shall be another shareholder, to exercise his/her voting rights.

2. The shareholder or proxy shall submit to the Company a document evidencing the authority of such proxy for each General Meeting of Shareholders.

CHAPTER IV. DIRECTORS AND THE BOARD OF DIRECTORS

Article 19 (Number of Directors)

The number of directors of the Company shall be no more than ten (10).

Article 20 (Election of Directors)

1. Directors shall be elected at the General Meeting of Shareholders.

2. A resolution to elect Directors shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of all shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.

3. Cumulative voting shall not be used for election of Directors.

Article 21 (Term of Office of Directors)

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

Article 22 (Convocation Notice of the Board of Directors)

1. The convocation notice of the Board of Directors shall be dispatched to each Director and Statutory Auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

2. The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Directors and the Statutory Auditors is obtained.

Article 23 (Representative Directors and Directors with Titles)

1. The Board of Directors shall by its resolution elect one or more representative directors.

2. The Board of Directors may by its resolution elect one Chairman of the Board and one Representative Director and President, respectively, as well as several Directors and Vice Presidents, Senior Managing Directors and Managing Directors.

Article 24 (Convener and Chairman of Meeting of the Board of Directors)

1. The Meeting of the Board of Directors shall, unless otherwise provided for by laws and ordinances, be convened and chaired by the Representative Director and President.

2. In the event that the Representative Director and President is unable to convene and chair the Meeting, one of other Directors shall take his/her place in the order predetermined by the Board of Directors.

Article 25 (Method of Resolutions of the Board of Directors)

1. The resolutions of the Board of Directors shall be adopted by a majority vote of the Directors present at the meeting at which a majority of Directors who are entitled to exercise their voting rights are present.

2. When the requirements set forth defined in Article 370 of the Company Law of Japan are satisfied, the Company shall deem that resolutions of the Board of Directors have been adopted.

Article 26 (Remuneration, etc. of Directors)

Remuneration, bonuses and other financial interests received by Directors from the Company as compensation for undertaking their functions ("Remuneration, etc.") shall be determined at a general meeting of shareholders.

Article 27 (Regulations of the Board of Directors)

Any matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, in addition to the laws and ordinances or these Articles of Incorporation.

Article 28 (Exemption of Directors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law of Japan and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its Directors (including persons who have previously served as the Company's Directors) from liability for failing to perform their duties.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law of Japan, the Company may enter into contracts with its Outside Directors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in applicable laws and regulations.

CHAPTER V. STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

Article 29 (Number of Statutory Auditors)

The number of Statutory Auditors of the Company shall be no more than four (4).

Article 30 (Election of Statutory Auditors)

1. Statutory Auditors shall be elected at the General Meeting of Shareholders.

2. A resolution to elect Statutory Auditors shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the total voting rights of the shareholders who are entitled to exercise their voting rights, and shall be adopted by a majority of votes thereof.

Article 31 (Term of Office of Statutory Auditors)

1. The term of office of Statutory Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within four (4) years after appointment.

2. The term of office of a Statutory Auditor elected to fill a vacancy of another statutory auditor, who has retired before the expiration of such statutory auditor's team of office, shall be until the term of office of such predecessor would expire.

Article 32 (Standing Statutory Auditor(s))

The Board of Statutory Auditors shall by its resolution elect Standing Statutory Auditor(s).

Article 33 (Convocation Notice of the Board of Statutory Auditors)

1. The convocation notice of the Board of Statutory Auditors shall be dispatched to each Statutory Auditor at least three (3) days prior to the date set for the meeting; provided, however, that such period may be shortened in the case of urgency.

2. The convocation notice as provided for in the preceding paragraph may be omitted when the unanimous consent of all the Statutory Auditors is obtained.

Article 34 (Remuneration, etc. of Statutory Auditors)

Remuneration, etc. of Statutory Auditors shall be determined at a general meeting of shareholders.

Article 35 (Regulations of the Board of Statutory Auditors)

Any matters concerning the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be prescribed by the Board of Statutory Auditors in addition to the laws and ordinances or these Articles of Incorporation.

Article 36 (Exemption of Statutory Auditors' Liabilities)

1. Pursuant to the provisions of Article 426, Paragraph 1 of the Company Law of Japan and to the extent permitted by laws and regulations, the Company may, by resolution of the Board of Directors, exempt its Statutory Auditors (including persons who have previously served as the Company's Statutory Auditors) from liability for failing to perform their duties.

2. Pursuant to the provisions of Article 427, Paragraph 1 of the Company Law of Japan, the Company may enter into contracts with its Outside Statutory Auditors to limit their liabilities for a failure to perform their duties, provided that the maximum amount of liabilities under such contracts shall be the total of the amounts provided in applicable laws and regulations.

CHAPTER VI. ACCOUNTING AUDITOR(S)

Article 37 (Accounting Auditor(s))

Accounting Auditor(s) shall be elected at the General Meeting of Shareholders.

Article 38 (Term of Office of Accounting Auditor(s))

1. The term of office of Accounting Auditor(s) shall expire at the close of the ordinary general meeting of shareholders pertaining to the last fiscal year ending within one (1) year after appointment.

2. Unless otherwise resolved at the ordinary general meeting of shareholders mentioned in the preceding paragraph, Accounting Auditor(s) shall be deemed to have been reelected at such ordinary general meeting of shareholders.

CHAPTER VII. SETTLEMENT OF ACCOUNTS

Article 39 (Fiscal Year)

The fiscal year of the Company shall be one (1) year starting from April 1 of each year and ending on March 31 of the following year.

Article 40 (Organ to Decide Distribution of Retained Earnings, etc.)

Unless otherwise provided for in laws and regulations, the Board of Directors may, by its resolution, decide the matters, such as distribution of retained earnings, which are provided in each item of Article 459, Paragraph 1 of the Company Law of Japan.

Article 41 (Record Date for Distribution of Surplus)

1. The record date for the distribution of fiscal-year-end dividends (the first dividend among monetary dividends which are paid between April 1 and June 30 of each fiscal year) of the Company shall be March 31 of each year.
2. In addition to the record dates set forth in the preceding paragraph, the Company may distribute retained earnings by setting a record date.

Article 42 (Expiration for Dividend Payment)

1. If the asset to be distributed as dividends is cash and if such cash is not received within three (3) years after the date on which the Company commenced payment thereof, the Company shall be released from the obligation to make such payment.
2. The Company shall not pay interest on the distribution of retained earnings.

CHAPTER VIII. SUPPLEMENTARY PROVISIONS

Article 43 (First Fiscal Year)

Notwithstanding the provisions of Article 39 above, the first fiscal year of the Company shall be from the date of its establishment until March 31 of the following year.

Article 44 (Remuneration, etc. of Directors and Statutory Auditors)

Notwithstanding the provisions of Articles 26 and 34 above, remuneration, etc. of Directors and Statutory Auditors of the Company during the period from the date of its establishment until the closing of the first ordinary general meeting of shareholders shall be as follows:

a. Directors: No more than 150 million Japanese yen

b. Statutory Auditors: No more than 40 million Japanese yen

Article 45 (Deletion of Supplementary Provisions)

These Supplementary Provisions shall be deleted after the closing of the first ordinary general meeting of shareholders.

(End of the Attachment)

4. 【Details of Allocation with Respect to Organizational Restructuring and Basis of Calculation】

1. Share Transfer Ratio

Company Name	Kioritz	Shindaiwa
Share Transfer Ratio	1.23	1

(Notes) 1. 0.123 shares of Yamabiko will be allocated and delivered for each share of Kioritz, and 0.1 shares of Yamabiko will be allocated and delivered for each share of Shindaiwa. In the event that fractional shares constituting less than a whole unit are generated with respect to the common stock of Yamabiko to be delivered to shareholders of Kioritz or Shindaiwa through the Share Transfer, pursuant to the provisions of Article 234 of the Company Law, an amount of cash equivalent to the value of such fractional shares shall be paid to the shareholders.

The above share transfer ratio (the "Share Transfer Ratio") may be changed, upon consultation of both companies, if material changes are made to underlying conditions that formed the basis of the calculation.

2. One unit of Yamabiko shares is expected to constitute 100 shares. Shareholders who hold one unit or more of Kioritz or Shindaiwa shares will be allocated and delivered one or more unit of Yamabiko shares. (Each unit of Kioritz and Shindaiwa shares currently constitutes 1,000 shares).

3. Number of shares expected to be issued by Yamabiko in the Share Transfer

Common stock: 11,099,232 shares

The above number is based on the number issued and outstanding shares of Kioritz as of the end of April 2008 and of Shindaiwa as of the end of March 2008. Accordingly, if stock acquisition rights or other rights are exercised before the date of incorporation of Yamabiko, the number of shares which will be issued may differ.

2. Basis of Calculation of the Share Transfer Ratio

a. Basis and Background of the Calculation

In order to ensure fairness when calculating the Share Transfer Ratio, Kioritz appointed Nomura Securities Co., Ltd. ("Nomura Securities"), and Shindaiwa appointed Daiwa Securities SMBC Co., Ltd. ("Daiwa Securities SMBC") as their respective financial advisors for the management integration, and obtained independent calculation reports on the Share Transfer Ratio from them.

Nomura Securities conducted the calculation with respect to both companies using (i) the average market price method, and (ii) the discounted cash flow method (the "DCF method"). The following shows, for each calculation method, the ranges of the valuation of common stock of Kioritz in exchange for one share of Shindaiwa:

	Calculation method	Valuation range of share transfer ratio
1.	Average market price method	Between 1.328 and 1.365
2.	DCF method	Between 1.034 and 1.358

With respect to the average market price method, Nomura Securities conducted the calculation as of April 9, 2008, with reference to (i) the share price as of April 9, 2008, (ii) the average closing prices for the one month period ending on April 9, 2008, and (iii) the average closing prices for the period between the business day following the date on which the releases entitled "Third Quarter Financial and Business Results for the Fiscal

Year Ending March 31, 2008" and "Notification with Respect to Revisions to Business Results Forecasts (Consolidated and Individual) for the Fiscal Year Ending March 31, 2008, and Revision to Projected Dividend" were released by Shindaiwa (February 8, 2008) and April 9, 2008, in order to take into account any effects of such releases.

When conducting the calculation of the Share Transfer Ratio, Nomura Securities assumed, without independently verifying, the accuracy and completeness of the information that was furnished to Nomura Securities by Kioritz and Shindaiwa, and information that was publicly available. Furthermore, Nomura Securities did not conduct an independent valuation, audit or appraisal of any assets or liabilities (including contingent liabilities) of Kioritz or Shindaiwa, or any of their related companies, including analyses and valuations of individual assets and liabilities, and were not provided with any such valuations or appraisals by a third party. The calculation conducted by Nomura Securities reflects information and economic conditions of the companies as of April 9, 2008, and Nomura Securities has assumed that financial forecasts for both companies (including profit plans and other information) have been reasonably prepared based on the best estimates and judgments of the companies' respective managements.

Daiwa Securities SMBC conducted the calculation with respect to both companies using (i) the market price method and (ii) the DCF method. The results of the calculation by Daiwa Securities SMBC are indicated below. The table below shows, for each calculation method, the ranges of the valuation of common stock of Kioritz in exchange for one share of Shindaiwa:

	Calculation method	Valuation range of share transfer ratio
1.	Market price method	Between 1.38 and 1.40
2.	DCF method	Between 1.09 and 1.27

With respect to the market price method, Daiwa Securities SMBC conducted the calculation as of April 9, 2008, with reference to (i) the volume weighted average price for the one month period ending on April 9, 2008, and (iii) the volume weighted average price for the period between the business day following the date on which the releases entitled "Third Quarter Financial and Business Results for the Fiscal Year Ending March 31, 2008" and "Notification with Respect to Revisions to Business Results Forecasts (Consolidated and Individual) for the Fiscal Year Ending March 31, 2008, and Revision to Projected Dividend" were released by Shindaiwa (February 8, 2008) and April 9, 2008, in order to take into account any effects of such releases.

When conducting the calculation of the Share Transfer Ratio, Daiwa Securities SMBC assumed, without independently verifying, the accuracy and completeness of the information that was furnished to Daiwa Securities SMBC by Kioritz and Shindaiwa, and information that was publicly available. Furthermore, Daiwa Securities SMBC did not conduct an independent valuation, audit or appraisal of any assets or liabilities (including contingent liabilities) of Kioritz or Shindaiwa, or any of their related companies, including analyses and valuations of individual assets and liabilities, and were not provided with any such valuations or appraisals by a third party. Daiwa Securities SMBC has assumed that financial forecasts for both companies (including profit plans and other information) have been reasonably prepared based on the best estimates and judgments of the companies' respective managements.

Based on the calculation of the Share Transfer Ratio conducted by their financial advisors and after giving comprehensive consideration to the respective financial conditions, assets, and factors behind their business outlook, Kioritz and Shindaiwa, upon careful discussions, agreed that the aforementioned Share Transfer Ratio is appropriate.

b. Relationship with the Appraisers
Neither Nomura Securities nor Daiwa Securities SMBC is a related party of either Kioritz or Shindaiwa.

5. 【Differences between Shares Issued by Companies Subject to Organizational Restructuring (Kioritz and Shindaiwa) and Shares to be Issued through Organizational Restructuring】

1. Purchase of securities

   The Articles of Incorporation of Yamabiko include a provision to the effect that, unless otherwise provided under laws and regulations, the Board of Directors may, by its resolution, decide each of the matters provided in Article 459, Paragraph 1 of the Company Law of Japan, such as distribution of retained earnings (the "Yamabiko Distribution Rules"). Pursuant to this, the Board of Directors may, to the extent that the Yamabiko Distribution Rules are effective in accordance with laws and regulations, determine the acquisition of treasury stock by Yamabiko upon agreement with shareholders (excluding cross-purchases with particular shareholders). There is no provision correspondent to the Yamabiko Distribution Rules in the Articles of Incorporation of Kioritz. However, because there is a provision to the effect that Kioritz may acquire treasury stock upon a resolution of the Board of its Directors pursuant to Article 165, Paragraph 2 of the Company Law of Japan, the Board of Directors of Kioritz may determine to acquire treasury stock through market transactions, among others. In addition to a provision correspondent to the Yamabiko Distribution Rules, the Articles of Incorporation of Shindaiwa include a provision to the effect that these matters shall not be determined by a resolution of the general meeting of shareholders. In the event that such provision (the "Shindaiwa Distribution Rules") are applicable in accordance with laws and regulations, acquisitions of treasury stock by Shindaiwa, acquisition of Treasury Stock upon agreement with shareholders excluding cross-purchases with particular shareholders, may not be decided by a resolution of a general meeting of the shareholders of Shindaiwa.

2. Distribution of surplus

   In the event that the Yamabiko Distribution Rules are applicable in accordance with laws and regulations, the Board of Directors of Yamabiko may decide upon the distribution of surplus (excluding circumstances in which Yamabiko is granting property other than cash, and is not granting rights to demand cash distributions, to shareholders). The distribution of surplus by Kioritz, which has no provision correspondent to the Yamabiko Distribution Rules, is to be determined by the general meeting of shareholders. Furthermore, the distribution of surplus by Shindaiwa, as a result of the Shindaiwa Distribution Rules, may not be decided by the general meeting of shareholders.

   In addition, the Articles of Incorporation of Kioritz stipulate that the record date for year-end dividends shall be November 30 of each year, and the Articles of Incorporation of Shindaiwa stipulate that (i) the record date for year-end dividends shall be March 31 of each year, (ii) the record date for interim dividends shall be September 30 of each year, and (iii) that Shindaiwa may establish other record dates and make other distributions of surplus. The Articles of Incorporation of Yamabiko stipulate that, in addition to the record date of the year-end dividend being March 31 of each year, Yamabiko may establish other record dates and make other distributions of surplus.

3. Other

   The respective units of shares of Kioritz and Shindaiwa consist of 1,000 shares. However, a unit of shares of Yamabiko consists of 100 shares. Furthermore, although shareholders (including beneficial shareholders) of Kioritz holding less than one unit may not exercise a right to request that Kioritz sell them additional shares to constitute one unit, shareholders (including beneficial shareholders) of Yamabiko holding less than one unit may request that Yamabiko sell them, pursuant to Yamabiko's Share Handling Regulations, additional shares to constitute one unit.

6. 【Rights of Holders of Shares Issued by Companies Subject to Organizational Restructuring (Kioritz and Shindaiwa)】

1. Management of common stock of companies subject to organizational restructuring

   a. Method by which shareholders may exercise their rights to request their shares be acquired

      In order for a shareholder of Kioritz or Shindaiwa to exercise the right of an opposing shareholder to request that the shares which such shareholder owns be purchased, as stipulated in Article 806 of the Company Law of Japan, with respect to the shares of Kioritz or Shindaiwa which such shareholder owns, the shareholder must notify either Kioritz or Shindaiwa of their opposition to the Share Transfer before the shareholders' meeting on June 27, 2008, oppose the Share Transfer at such shareholders' meeting, and clarify the relevant number of shares to be acquired and conduct the acquisition of such shares within 20 days from the date on which notification pursuant to Article 806, Paragraph 3 of the Company Law of Japan or the public notice pursuant to Article 806, Paragraph 4 of the Company Law of Japan is made by Kioritz and Shindaiwa within 20 days from the resolution date of the aforementioned ordinary general meeting of shareholders.

   b. Method by which shareholders may exercise their voting rights

      Kioritz

      One method by which voting rights may be exercised is to attend and vote at the extraordinary general meeting of shareholders to be held on June 27, 2008. (A shareholder may exercise his or her voting rights through another shareholder who is in possession of Kioritz voting rights as a proxy. In such case, the shareholder or a proxy must submit to Kioritz documentation, produced for each shareholders' meeting, certifying the right of the proxy to represent the shareholder at the relevant extraordinary general meeting of shareholders). In addition, voting rights may also be exercised by mail, in which case the relevant shareholder must exercise their voting rights by 5:15pm on June 26, 2008.

      When exercising voting rights by mail, a shareholder must indicate their assent or opposition on the voting form enclosed with the reference documentation pertaining to the aforementioned extraordinary general meeting of shareholders, and return such form, ensuring that it is received by Kioritz within the aforementioned period in which voting rights may be exercised.

      The absence of assent, opposition or abstention with respect to a particular proposal on the voting documentation shall be considered to be an indication of assent.

      Where a shareholder holds more than one voting right, he or she may exercise such voting rights separately; provided, however, that such shareholder must notify Kioritz by June 24, 2008 of the fact that (i) the shareholder will be exercising their voting rights separately and (ii) the reason for such. Furthermore, Kioritz may refuse the relevant shareholder the right to exercise their voting rights separately if such shareholder is not holding shares for another person.

      Shindaiwa

      One method by which voting rights may be exercised is to attend and vote at the ordinary general meeting of shareholders to be held on June 27, 2008. (A shareholder may exercise his or her voting rights through another shareholder who is in possession of Shindaiwa voting rights as a proxy. In such case, the shareholder or the proxy must submit to Shindaiwa documentation, produced for each shareholders' meeting, certifying the right of the proxy to represent the shareholder at the relevant ordinary general meeting of shareholders). In addition, voting rights may also be exercised by mail, in which case the relevant shareholder must exercise their voting rights by 5:35pm on June 26, 2008.

When exercising voting rights by mail, a shareholder must indicate their assent or opposition on the voting form enclosed with the reference documentation pertaining to the aforementioned ordinary general meeting of shareholders, and return such form, ensuring that it is received by Shindaiwa within the aforementioned period in which voting rights may be exercised.

The absence of assent, opposition or abstention with respect to a particular proposal on the voting documentation shall be considered to be an indication of assent.

Where a shareholder holds more than one voting right, he or she may exercise such voting rights separately; provided, however, that such shareholder must notify Shindaiwa by June 24, 2008 of the fact that (i) the shareholder will be exercising their voting rights separately and (ii) the reason for such. Furthermore, Shindaiwa may refuse the relevant shareholder the right to exercise their voting rights separately if such shareholder is not holding shares for another person.

c. Method by which shares issued through organizational restructuring may be obtained

Shares issued through the Share Transfer will be allocated to shareholders registered or recorded on the respective final shareholders' registers of Kioritz and Shindaiwa as of November 30, 2008.

With respect to shares with the JASDEC, shares issued through the Share Transfer may be received without completing any particular procedures.

With respect to shares not with the JASDEC, because administrative work for the Share Transfer shall be conducted throughout the period on or around the date of implementation of Settlement Rationalization Law, procedures for such shares have not yet been determined. With respect to the anticipated practical impossibility of delivering the share certificates representing the common stock of Yamabiko to be allocated through the Share Transfer to shareholders until the date of implementation of the Settlement Rationalization Law, and expectations that administrative matters involved in transferring any securities recorded in the special account opened by Yamabiko to a general account opened by a shareholder at a securities company or other organization will require several weeks from the date of implementation of the Settlement Rationalization Law, please refer to "2. Restrictions on the transfer of shares of Yamabiko, and other restrictions" of "III. Significant Matters to be Noted with Respect to Offering or Sale" in "Part I. Securities Information".

2. Management of stock acquisition rights of companies subject to organizational restructuring

a. Method by which shareholders may exercise their rights to request their stock acquisition rights be acquired

With respect to stock acquisition rights issued by Shindaiwa, there is no stipulation which requires stock acquisition rights issued by a parent company which is established through a Share Transfer to be delivered in such Share Transfer to the holders of any relevant stock acquisition rights. Furthermore, the share transfer plan pertaining to the Share Transfer does not include a stipulation by which stock acquisition rights of Yamabiko will be delivered to holders of stock acquisition rights issued by Shindaiwa. Therefore, pursuant to Article 808, Paragraph 1 of the Company Law of Japan, holders of stock acquisition rights issued by Shindaiwa do not have the right to request that such stock acquisition rights be purchased by Shindaiwa. (Shindaiwa intends to acquire all stock acquisition rights which it has issued at no cost and extinguish them).

Kioritz has not issued any stock acquisition rights as of the date of this Registration Statement. Furthermore, neither Kioritz nor Shindaiwa has issued warrant bonds as of the date of this Registration Statement.

b. Method by which stock acquisition rights issued through organizational restructuring may be obtained

Stock acquisition rights will not be issued through the Share Transfer.

7. 【Procedures with Respect to Organizational Restructuring】

1. Details of documents prepared pursuant to the Company Law of Japan pertaining to organizational restructuring, and method by which such documents may be viewed

In accordance with Article 803, Paragraph 1 of the Company Law of Japan, and Article 206 of the Company Law Enforcement Regulations of Japan, the following documents pertaining to the Share Transfer shall be provided at the respective headquarters of Kioritz and Shindaiwa from June 12, 2008: (i) the share transfer plan, (ii) information pertaining to the suitability of matters stipulated in Article 773, Paragraph 1, Sections 5 and 6 of the Company Law of Japan, and (iii) documents containing the contents of the financial reports for the most recent fiscal year of Kioritz (to be held at Shindaiwa) and Shindaiwa (to be held at Kioritz). In addition, if circumstances have arisen, after the last day of the most recent fiscal year of Kioritz or Shindaiwa, which have materially affected the financial condition of either Kioritz or Shindaiwa, (iv) documentation describing the details of such shall also be provided.

The documentation referred to in (i) is the share transfer plan approved at the respective meetings of the Boards of Directors of Kioritz and Shindaiwa on April 14, 2008. The documentation referred to in (ii) describes the Share Transfer Ratio to be used in the Share Transfer and the basis of the calculation of such share transfer ratio, and documents explaining the appropriateness of the amounts of capital stock and reserves for Yamabiko, as stipulated in the aforementioned share transfer plan. The documentation referred to in (iii) relates to the financial reports and other information of Kioritz for the fiscal year ended November 30, 2007, or the financial reports and other information of Shindaiwa for the fiscal year ended March 31, 2008. The documentation referred to in (iv) will be provided in the event that circumstances arise which materially affect the financial condition of either Kioritz or Shindaiwa subsequent to the final day of the fiscal year ended November 30, 2007 in the case of Kioritz, or the final day of the fiscal year ended March 31, 2008 in the case of Shindaiwa, and shall include the details of any such circumstances.

These documents may be viewed at the respective headquarters of either Kioritz or Shindaiwa.

2. Shareholders' meeting procedures and schedule with respect to organization restructuring

March 31, 2008 (Monday)	Record date of ordinary general meeting of shareholders (Shindaiwa)
April 14, 2008 (Monday)	Meetings of the Board of Directors to approve the Share Transfer Plan (Kioritz and Shindaiwa)
April 15, 2008 (Tuesday)	Public notice of record date for extraordinary general meeting of shareholders (Kioritz)
April 30, 2008 (Wednesday)	Record date for extraordinary general meeting of shareholders (Kioritz)
June 27, 2008 (Friday) (scheduled)	Shareholders' meeting to approve the Share Transfer Plan (Kioritz and Shindaiwa)
November 25, 2008 (Tuesday) (scheduled)	Date on which shares will be delisted (Kioritz and Shindaiwa)
December 1, 2008 (Monday) (scheduled)	Effective date of the Share Transfer (date of incorporation of Yamabiko). Date on which shares of Yamabiko will be listed.

Provided, however, that the schedule is subject to change pursuant to discussions between Kioritz and Shindaiwa in the event that unavoidable circumstances occur during the completion of procedures hereafter.

3. Method by which a person in possession of marketable securities which have been issued by a company subject to the organizational restructuring may exercise the right to request acquisition of such securities during the organizational restructuring

(1) Shares

In order for a shareholder of Kioritz or Shindaiwa to exercise the right of an opposing shareholder to request that the shares which such shareholder owns be purchased, as stipulated in Article 806 of the Company Law of Japan, with respect to the shares of Kioritz or Shindaiwa which such shareholder owns, each opposing shareholder must notify respective Kioritz or Shindaiwa of their opposition to the Share Transfer before the shareholders' meeting on June 27, 2008, oppose the Share Transfer at such shareholders' meeting, and exercise their rights for the relevant number of shares to be acquired either within 2 weeks from the date on which notification pursuant to Article 806, Paragraph 3 of the Company Law of Japan or within 20 days from the date on which public notice pursuant to Article 806, Paragraph 4 of the Company Law of Japan is made by Kioritz and Shindaiwa, which shall occur within 20 days from the resolution date of the aforementioned shareholders' meeting.

(2) Stock Acquisition Rights

With respect to stock acquisition rights issued by Shindaiwa, there is no stipulation which requires stock acquisition rights issued by a parent company which is established through a share transfer to be delivered in such share transfer to the holders of any relevant stock acquisition rights. Furthermore, the share transfer plan pertaining to the Share Transfer does not include a stipulation by which stock acquisition rights of Yamabiko will be delivered to holders of stock acquisition rights issued by Shindaiwa. Therefore, pursuant to Article 808, Paragraph 1 of the Company Law of Japan, holders of stock acquisition rights issued by Shindaiwa do not have the right to request that such stock acquisition rights be purchased by Shindaiwa. (Shindaiwa intends to acquire all stock acquisition rights which it has issued at no cost and extinguish them).

II. Integrated Financial Information

1. Yamabiko

Because Yamabiko has not been established as of the date of this Registration Statement, there is no financial information available as of the date of this Registration Statement.

2. Yamabiko after the Completion of the Organizational Restructuring

As stated above, there is no financial information available for Yamabiko as of the date of this Registration Statement. The following are aggregated numbers of major management indices - "net sales", "ordinary income" and "net income" of both Kioritz and Shindaiwa for the recent consolidated fiscal year. Please be advised that the following figures are simply combined amounts and have not been audited by an auditing firm. In addition, because it is difficult to simply combine indices other than "net sales", "ordinary income" and "net income", and such a simple combination might cause investors to make wrong decisions, such combinations are not presented here.

(¥ millions)

Net sales	101,762
Ordinary income	4,220
Net income	2,108

3. Subject Company of the Organizational Restructuring (Kioritz and Shindaiwa)

The following are major management indices for the recent consolidated fiscal year of Kioritz and Shindaiwa, which will become wholly owned subsidiaries of Yamabiko.

Kioritz

Transition of Major Management Indices
Consolidated Management Indices

Term	60th Term	61st Term	62nd Term	63rd Term	64th Term
Fiscal Year	Nov. 2003	Nov. 2004	Nov. 2005	Nov. 2006	Nov. 2007
Net sales (¥ thousands)	62,096,586	62,341,090	64,137,943	69,008,457	73,377,850
Ordinary income (¥ thousands)	3,293,143	3,305,317	2,949,638	2,880,533	2,938,163
Net income (¥ thousands)	1,677,522	1,642,646	1,478,932	1,413,620	1,490,988
Net assets (¥ thousands)	24,789,684	26,264,541	29,492,262	31,777,428	32,055,689
Total assets (¥ thousands)	56,608,312	58,158,453	63,395,841	63,032,025	61,691,293
Net assets per share (¥)	359.35	380.84	427.81	436.67	440.25
Net income per share (¥)	24.31	23.81	21.45	20.51	21.64
Diluted earnings per share (¥)	—	—	—	—	—
Capital adequacy ratio (%)	43.8	45.2	46.5	47.7	49.2
Return on equity (%)	7.0	6.4	5.3	4.7	4.9
Price earnings ratio (%)	8.1	11.6	17.7	15.9	13.0
Cash flows from operating activities (¥ thousands)	4,317,132	3,141,631	2,917,121	5,096,015	3,892,311
Cash flows from investing activities (¥ thousands)	(3,175,726)	(3,428,757)	(2,120,845)	(5,196,192)	(2,396,845)
Cash flows from financing activities (¥ thousands)	(2,759,029)	(137,424)	(1,144,045)	(189,437)	(1,452,933)
Cash and cash equivalents at end of period (¥ thousands)	4,278,865	3,857,733	3,567,304	3,324,912	3,414,229
Number of employees (additional number of average temporary workers) (persons)	1,712 (573)	1,699 (609)	1,675 (604)	1,974 (568)	2,020 (591)

(Notes) 1. Consumption tax, etc. are not included in net sales.

2. Diluted earnings per share were not presented because there was no stock to be diluted.

3. Beginning from the fiscal year ended November 2006, "Accounting Standard for Presentation of Net Assets in the Balance Sheets" (ASBJ Statement No. 5, ASBJ December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheets" (ASBJ Guidance No. 8, ASBJ December 9, 2005) have been adopted.

Shindaiwa

Consolidated Management Index

Term	42nd Term	43rd Term	44th Term	45th Term	46th Term
Fiscal Year	Mar. 2003	Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007
Net sales (¥ thousands)	18,791,943	19,335,481	21,881,716	25,289,611	28,384,960
Ordinary income (¥ thousands)	372,031	160,857	519,845	850,203	1,282,597
Net income (¥ thousands)	182,773	102,537	268,350	465,586	617,334
Net assets (¥ thousands)	7,277,863	7,228,769	7,497,339	7,923,910	8,506,507
Total assets (¥ thousands)	16,723,432	16,813,757	19,150,876	21,015,267	23,821,743
Net assets per share (¥)	332.69	331.64	342.84	374.24	396.44
Net income per share (¥)	8.20	4.69	11.67	20.65	29.15
Diluted earnings per share (¥)	—	—	—	20.39	28.87
Capital adequacy ratio (%)	43.5	43.0	39.1	37.7	35.5
Return on equity (%)	2.5	1.4	3.6	6.0	7.5
Price earnings ratio (%)	28.1	47.8	26.0	17.2	13.3
Cash flows from operating activities (¥ thousands)	869,890	826,199	(1,285,616)	1,828,308	246,192
Cash flows from investing activities (¥ thousands)	(329,135)	(109,616)	(184,836)	(908,935)	(808,496)
Cash flows from financing activities (¥ thousands)	(1,095,497)	(85,907)	(1,452,606)	(437,533)	(33,192)
Cash and cash equivalents at end of period (¥ thousands)	587,987	1,169,983	1,163,441	1,695,323	1,099,841
Number of employees (persons)	593	588	590	615	679

(Notes) 1. Consumption tax, etc. are not included in net sales.

2. Diluted earnings per share was not presented because there was no stock to be diluted from the fiscal year ended March 2003 until the fiscal year ended March 2005.

3. Beginning from the fiscal year ended March 2007, "Accounting Standard for Presentation of Net Assets in the Balance Sheets" (ASBJ Statement No. 5, ASBJ December 9, 2005) and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheets" (ASBJ Guidance No. 8, ASBJ December 9, 2005) have been adopted.

III. Material Contracts between Issuer (and its Related Parties) and Subject Companies of the Organizational Restructuring (Kioritz and Shindaiwa)

N/A

Part III. Corporate Information

I. Details of the Corporation

1. 【Transition of Major Management Index】

The information with respect to transition of major management index is stipulated in "II. Integrated Financial Information" of "Part II. Organizational Restructuring (Tender Offer under the Financial Instruments and Exchange Law of Japan)".

2. 【History of Yamabiko】

April 14, 2008	Kioritz and Shindaiwa developed the "Share Transfer Plan", which was approved by the respective Board of Directors, conditional upon obtaining approval at the respective general meetings of shareholders. In addition, both companies have resolved to report on and ask for approval of the Share Transfer at their respective general meetings of shareholders.
June 27, 2008	At the respective general meetings of shareholders, Kioritz and Shindaiwa shall resolve (i) to establish Yamabiko through a joint share transfer and (ii) to make both Kioritz and Shindaiwa wholly owned subsidiaries of Yamabiko.
December 1, 2008	Kioritz and Shindaiwa shall establish Yamabiko through the Share Transfer. The stock of Yamabiko shall be listed on the Tokyo Stock Exchange.

With respect to the history of Kioritz and Shindaiwa, please refer to their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007).

3. 【Details of the Business of Yamabiko】

Yamabiko, as a holding company, shall establish and oversee the management strategy for the group companies under it as a whole, and make efforts to maximize corporate value of the group.

Details of the business of Kioritz at the end of the consolidated fiscal year ended November 30, 2007 and of Shindaiwa at the end of the consolidated fiscal year ended March 31, 2008, are as follows:

Kioritz

The Kioritz Group consists of Kioritz, 15 consolidated subsidiaries and 5 nonconsolidated subsidiaries. The main business of the Kioritz Group is the manufacture and sale of agricultural and forestry machinery. In addition, the Kioritz Group is also engaged in the manufacture, sale and rental of green environmental improvement machinery and general machinery and tools.

The following is a summary of the principal related companies which are involved in the Kioritz Group's business:

- Forestry Machinery and Agricultural Management Machinery Segment
  (forestry machinery, agricultural management machinery)

  Kioritz manufactures and purchases products.
  Some parts are purchased from its subsidiaries.

  [Principal Related Companies]

"Domestic subsidiaries"	Oppama Industry Co., Ltd. Soshin Industry Co., Ltd. Newtech Co., Ltd.
"Overseas subsidiaries"	Echo, Incorporated Kioritz Echo Machinery (Shenzhen) Co., Ltd.

Sales activities are conducted by Kioritz, as well as through its domestic sales subsidiaries, overseas subsidiaries, major shareholders, and corporation(s) which major shareholders of Kioritz hold the majority of the voting rights. Furthermore, the subsidiaries rent products manufactured by Kioritz.

[Principal Related Companies]

"Domestic subsidiaries"	Kioritz Echo Tohoku Co., Ltd. Kioritz Echo Tobu Co., Ltd. Kioritz Echo Seibu Co., Ltd. Echo Rentecs Co., Ltd.
"Overseas subsidiaries"	Echo, Incorporated Golden Eagle Distributing Corporation Charlestown Power Equipment Inc. Crary Industries
[Major Shareholder]	Mitsui & Co., Ltd.

[Corporations which major shareholders of Kioritz hold a majority of the voting rights]

Mitsui & Co. (U.S.A.), Inc.

- Others Segment
  (general machinery and tool, two-stroke engine)

  In addition to manufacture, purchase of products, and sales conducted by Kioritz, sales activities are also conducted through domestic sales subsidiaries.

  [Principal Related Companies]

"Domestic subsidiaries"	Kioritz Echo Tohoku Co., Ltd. Kioritz Echo Tobu Co., Ltd. Kioritz Echo Seibu Co., Ltd. Echo Rentecs Co., Ltd.
"Overseas subsidiaries"	Echo, Incorporated

<u>Shindaiwa</u>

The Shindaiwa Group consists of Shindaiwa, 6 subsidiaries and 2 related companies. The main business of the Shindaiwa Group is the manufacture and sale of agricultural and forestry machinery (including lawn mowers, engine chain saws and engine blowers), machinery for civil engineering construction and metal working machinery (weld machines, floodlight machines, engine cutters, etc.). The 2 related companies are equity method companies.

The following is the description of the businesses of the Shindaiwa Group:

- Manufacturing business: Shindaiwa Engineering Co., a subsidiary of Shindaiwa, mainly engages in the manufacture of sheet-metal parts. Shindaiwa manufactures and assembles agricultural and forestry machinery, machinery for the civil engineering construction and metal working machinery.
- Sales business: The Shindaiwa Group sells products to domestic and overseas customers. Shindaiwa Inc. is mainly in charge of overseas sales.

A majority of the products of the Shindaiwa Group are manufactured at its Chiyoda plant, and sales activities are handled solely by one organization within the Shindaiwa Group. Therefore, it is difficult to ascertain information with respect to assets and profits or losses for each business and thus, business segment information has not been prepared.

4. 【Related Companies Information】

Because Yamabiko has not been established as of the date of this Registration Statement, it does not have any related companies as of the date of this Registration Statement. With respect to information on related companies of Kioritz and Shindaiwa, please refer to "b. Details of Yamabiko Group" of "(1) Yamabiko Group" of "2. Summary of Corporate Group of Yamabiko and Relationship between Companies subject to Organizational Restructuring (Kioritz and Shindaiwa) and Yamabiko Group" of "1. 【Purpose of Organizational Restructuring】" of "I. Summary of Organizational Restructuring (Tender Offer)" of "Part II. Organizational Restructuring (Tender Offer under the Financial Instruments and Exchange Law of Japan)".

5. 【Employee Information】

(1) Employees of Yamabiko

Because Yamabiko has not been established as of the date of this Registration Statement, nothing has been decided with respect to its employees.

(2) Employees of Consolidated Subsidiaries

Information on employees of Kioritz as of November 30, 2007 and Shindaiwa as of March 31, 2008, both of which will become wholly - owned subsidiaries of Yamabiko, is as follows:

Kioritz

(as of November 30, 2007)

Name of Business Segment	Number of Employees (persons)
Manufacturing Segment	1,264 (570)
Sales Segment	503 (5)
Company-wide (common)	253 (16)
Total	2,020 (591)

(Notes) 1. The number of employees listed in "Company-wide (common)" is the number of employees who belong to the management/technology segments that cannot be classified into certain segments.

2. The "Number of Employees" listed above is the number of full-time employees. The average number of part-time employees is shown in brackets and is excluded from "Number of Employees".

Shindaiwa

Business segment information for Shindaiwa is not listed, and therefore, the number of employees is categorized by the description of work. As the Shindaiwa Group does not divide business segments based on its products, it is difficult to list the number of employees based on the product segments. Therefore, the data below is classified by description of work.

(as of March 31, 2008)

Name of Categories of Work	Number of Employees (persons)
Manufacturing Section	264
Sales Section	244
Development Section	131
Management Section	66
Total	705

(Notes) The number of employees listed above excludes seconded employees from the Shindaiwa Group to companies outside the Shindaiwa Group, but includes employees seconded to the Shindaiwa Group from other companies.

(3) Labor Union Information

a. Yamabiko

N/A

b. Consolidated Subsidiaries

Labor Unions of Kioritz for the 64th term (from December 1, 2006 to November 30, 2007) and of Shindaiwa for the first half of the 47th term (from April 1, 2007 to September 30, 2007), are as follows:

Kioritz

The labor union of Kioritz is called the "Kioritz Labor Union" (number of union members: 455 persons) and is a member of the JAM, a higher organization, as an observer. Consolidated subsidiaries of Kioritz do not have labor unions. There is nothing to report on the employer-employee relationship, as it is generally favorable.

Shindaiwa

The labor union of Shindaiwa is called the "JAM Shindaiwa Labor Union" and was established on April 17, 1976. It is a member of the JAM and the number of union members was 280 as of March 31, 2008. In addition, the "Shindaiwa Business Support Labor Union" is organized for Shindaiwa Business Support Co., Ltd., a consolidated subsidiary of Shindaiwa. Other consolidated subsidiaries do not have labor unions. There is nothing to report on the employer-employee relationship.

II. Description of Business

1. 【Summary of Business Results】

Because Yamabiko has not been established as of the date of this Registration Statement, there is no information available with respect to its business results.

With respect to the business results of Kioritz and Shindaiwa, both of which will become wholly-owned subsidiaries of Yamabiko, please refer to their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007) as well as the Semi-Annual Securities Report of Shindaiwa (as filed on December 21, 2007).

2. 【Production, Received Orders and Sales】

Because Yamabiko has not been established as of the date of this Registration Statement, there is no information available with respect to production, received orders and sales.

With respect to production, received orders and sales of Kioritz and Shindaiwa, which are to become wholly owned subsidiaries of Yamabiko, please refer to their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007) as well as the Semi-Annual Securities Report of Shindaiwa (as filed on December 21, 2007).

3. 【Outstanding Issues】

Because Yamabiko has not been established as of the date of this Registration Statement, there are no outstanding issues.

With respect to outstanding issues of Kioritz and Shindaiwa, please refer to their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007) as well as the Semi-Annual Securities Report of Shindaiwa (as filed on December 21, 2007).

4. 【Business-Related Risks】

Although Yamabiko has not been established as of the date of this Registration Statement, predicted risks with respect to the management integration of Yamabiko Group in relation to the Share Transfer are described in (1) below. In addition, upon completion of the Share Transfer, Yamabiko will become the parent company of Kioritz and Shindaiwa, and therefore, after incorporation of Yamabiko, business risks pertaining to Kioritz and Shindaiwa as of the date of this Registration Statement may become business risks of Yamabiko. Business risks of Yamabiko based on business risks of Kioritz and Shindaiwa are described in (2) and (3) below.

Please be advised that, although this section contains forward-looking statements, such statements are determined as of the date of this Registration Statement, unless otherwise specified.

(1) Risks related to management integration

a. Share Transfer procedure

The Share Transfer procedure has not been completed as of the date of this Registration Statement, and there may be a possibility that the process may not progress as scheduled. In addition, the Share Transfer is subject to various conditions (including, but not limited to, taking the necessary procedures under the Act Concerning Prohibition of Private Monopoly and Maintenance of Fair Trade and the U.S. securities laws), such as obtaining certain approvals, making reports and submitting documents and meeting filing requirements. Therefore, if the domestic and overseas regulatory authorities diminish the expected benefits of the Share Transfer by suspending or delaying the Share Transfer, or the attaching conditions which would make it difficult to complete the Share Transfer as planned, the Share Transfer may not be completed as scheduled, or may not happen at all. If such an event occurs, they may cause a material adverse effect on the financial position and business results of the Yamabiko Group, the Kioritz Group or the Shindaiwa Group.

b. Effects of the management integration

If we fail to achieve the expected benefits of the management integration, the financial position and business results of Yamabiko Group might be materially adversely affected.

Some possible factors which may prevent Yamabiko from realizing the expected benefits of the integration include, but are not limited to, the following:

- Delays in product development, deterioration in relationships with customers or business partners, deterioration of trust, delays in effective allocation of personnel and production/operation base, not being able to realize the expected benefits of integration in terms of revenue due to various factors including disunity of marketing strategies
- Not being able to enhance business efficiency and reduce cost as expected, due to the failure to carry out business efficiency enhancement measures and cost reduction measures, including the integration of products, production sites, sales/distribution networks, head office structure, and overlapping financial/information systems
- Incurring unexpected costs, due to (i) the integration of products, production sites, sales/distribution networks, head office structure, and financial/information systems and (ii) reallocation of employees, among others, pursuant to the management integration of the two companies

(2) Risks related to the business of Kioritz

Risks which could cause a material adverse effect on the financial position and business results of the Kioritz Group are as follows:

a. Fluctuation of currency exchange rates

Approximately 60% of the revenue of the Kioritz Group is from North America and is dominated in U.S. dollars. Depending on the currency exchange rates, its sales and profits may decrease. Although measures to hedge risks such as the expansion of overseas production, overseas procurement of parts and materials, and foreign exchange forward contracts are taken, it is impossible to completely avoid the impact of currency exchange rates on the business results.

b. Abnormal weather

If weather conditions such as cold weather, typhoons and floods cause significant damage to agricultural products in Japan, the income of farmers in Japan will decrease, and accordingly, the purchasing power of such farmers who are major domestic customers of the Kioritz Group may delay. In addition, abnormal weather, both in Japan and overseas, may adversely affect the sales of the Kioritz Group – one example is that, if the growth of plants is severely affected, such as by drought, farmers' need to cut grass will decline and lead to the deterioration of demand for grass cutters, a major product of the Kioritz Group.

c. Domestic agriculture

In the domestic agriculture sector, which is one of the major markets in which the Kioritz Group operates, depending on government policies such as rice production adjustment or import liberalization of agricultural products, the agricultural structure may change significantly and demand for products that the Kioritz Group produces and sells may decline significantly and domestic sales may decrease.

d. Regulations around the world

If regulations relating to safety or the environment applicable to the products that the Kioritz Group produces and sells are tightened, including the emission control on small engines already implemented in the U.S. and Europe, considerable costs for development or investment in production facilities may be required in order to comply with such regulations.

(3) Risks related to the business of Shindaiwa

Risks which could affect the business results, share price and financial results of the Shindaiwa Group are as follows:

a. Economic environment

The Shindaiwa Group conducts its business globally with agricultural and forestry machinery and machinery for civil engineering work and steelwork as its main products. Therefore, agricultural policies, public investment, trends in private capital investment, and demand and supply in Japan and foreign countries may affect the business results of the Shindaiwa Group.

b. Competition with other companies

In the business sector in which the Shindaiwa Group operates, competition over development of new products, the price reduction, after-sales service and business terms is becoming fiercer. If the Shindaiwa Group becomes inferior in quality and business terms compared to other companies, the business results of the Shindaiwa Group may be adversely affected.

c. Market risk

As approximately half of the sales of the Shindaiwa Group are in U.S. dollars, the business results of the Shindaiwa Group may be affected by currency exchange rates. Furthermore, business results may also be affected by a rise in interest rates, which may increase interest paid.

d. Procurement of raw materials and parts

Although the Shindaiwa Group strives to ensure stability in its supply of raw materials and parts, if such supply becomes unstable due to factors such as a steep rise in commodity prices, the business results of the Shindaiwa Group may be affected.

e. Environmental regulation

Many products of the Shindaiwa Group are equipped with gasoline and diesel engines. The Shindaiwa Group strives to take measures to comply with environmental regulations such as emission control in various countries ahead of time, however, business results may be affected if new regulations are imposed on the Shindaiwa Group.

f. Product liability

When engaging in product development and manufacturing, the Shindaiwa Group considers safety as its highest priority. The Shindaiwa Group is also covered by product-liability insurance as a measure of precaution. However, if an unpredictable event occurs in the course of designing, manufacturing and using its products, the business results of the Shindaiwa Group may be affected.

g. Compliance

The Shindaiwa Group makes efforts to enhance its compliance system through improving the cross-group compliance system, by establishing a risk management system, a compliance committee, a management planning office and an internal audit office, and appointing a head of compliance. However, if compliance-related issues such as violation of laws and regulations or social ethics arise, the business results of the Shindaiwa Group may be materially affected due to punishment, lawsuit, and loss of trust.

h. Securing human resources

Although it is indispensable for the Shindaiwa Group's continuous growth to secure excellent human resources, due to the backdrop of the recent economic recovery in Japan, competition in recruitment of new graduates and mid-career workers has been severe. Under these circumstances, if the Shindaiwa Group fails to recruit personnel as planned, the future growth of the Shindaiwa Group will be impacted, affecting the Shindaiwa Group's business results as well.

i. Meteorological/natural disasters

Sales of agricultural and forestry machinery, which are the main products of the Shindaiwa Group, are affected by weather conditions in our sales territories. If the sales of the Shindaiwa Group's machinery drop due to bad weather, the business results of the Shindaiwa Group may be affected.

Furthermore, because the production sites of the Shindaiwa Group are concentrated in Kitahiroshima-cho, Hiroshima, if facilities are damaged due to natural disaster or if traffic is shut down, production of the Shindaiwa Group will slow down, which may affect the business results of the Shindaiwa Group.

5. 【Material Contracts with Respect to Corporate Management】

Because Yamabiko has not been established as of the date of this Registration Statement, there are no material contracts with respect to corporate management.

With respect to material contracts with respect to corporate management of Kioritz and Shindaiwa, please refer to their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007), as well as the Semi-Annual Securities Report of Shindaiwa (as filed on December 21, 2007).

In addition, with respect to the Share Transfer Plan, the purpose of the Share Transfer, and the terms of the Share Transfer, please refer to "I. Summary of Organizational Restructuring (Tender Offer)" of "Part II. Organizational Restructuring (Tender Offer)".

6. 【Research and Development Activities】

Because Yamabiko has not been established as of the date of this Registration Statement, there is no information available with respect to research and development activities.

With respect to the research and development activities of Kioritz and Shindaiwa, please refer to their respective Annual Securities Reports (filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007), as well as the Semi-Annual Securities Report of Shindaiwa (filed on December 21, 2007).

7. 【Analysis of Financial Conditions and Operating Results】

Because Yamabiko has not been established as of the date of this Registration Statement, there is no information available with respect to the analysis of financial conditions and operating results.

With respect to the analysis of financial conditions and operating results of Kioritz and Shindaiwa, please refer to their respective Annual Securities Reports (filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007).

III. Description of Facilities

1. 【Summary of Capital Expenditure】

(1) Yamabiko

Because Yamabiko has not been established as of the date of this Registration Statement, there is no information available with respect to capital expenditure.

(2) Consolidated Subsidiaries

With respect to the summary of capital expenditure of Kioritz and Shindaiwa, please refer to their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007).

2. 【Description of Principal Facilities】

(1) Yamabiko

Because Yamabiko has not been established as of the date of this Registration Statement, there is no information available with respect to principal facilities.

(2) Consolidated Subsidiaries

With respect to the description of major facilities of Kioritz and Shindaiwa, please refer to their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007), as well as the Semi-Annual Securities Report of Shindaiwa (filed on December 21, 2007).

3. 【Plans to Construct/Removed Facilities】

(1) Yamabiko

Because Yamabiko has not been established as of the date of this Registration Statement, there is no information available with respect to Plans to Construct/Remove Facilities.

(2) Consolidated Subsidiaries

Plans of Kioritz and Shindaiwa to construct/remove facilities of their respective consolidated companies are as follows:

Kioritz

Kioritz's plans to construct, sell or remove material facilities at the end of the consolidated fiscal year ended November 30, 2007 are as follows:

(i) Construction of material facilities

Company	Name of Facility	Segment	Detail of Facility	Planned Investment Amount		Method of Financing	Date of Commencement of Construction	Scheduled Date of Completion of Construction
				Aggregate Amount (¥ thousands)	Amount Already Paid (¥ thousands)			
Kioritz Corporation	Head office (Ome-shi, Tokyo)	—	Facilities attached to buildings, etc.	133,591		Own funds	Dec. 2007	Jun., 2008
			Measuring equipment, etc.	66,509			Dec. 2007	Oct., 2008
	Yokosuka Plant (Yokosuka-shi, Kanagawa)	Forestry machinery and agricultural management machinery	Facilities attached to buildings, etc.	699,850		Own funds	Dec. 2007	Nov., 2008
			Processing Facilities	100,500	780		Sep. 2007	May, 2008
			Casting Facilities	154,800			Dec. 2007	Nov., 2008
			Assembling facilities	8,900			Dec. 2007	Aug., 2008

			Measuring equipment, etc.	27,600			Dec. 2007	May, 2008
	Morioka Plant (Takisawa-mura, Iwate)	Forestry machinery and agricultural management machinery	Facilities attached to buildings, etc.	66,300		Own funds	Dec. 2007	Oct., 2008
			Processing Facilities	142,000			Dec. 2007	May, 2008
			Assembling facilities	63,900	2,401		Oct. 2007	Aug., 2008
			Measuring equipment, etc.	6,400	105		Oct. 2007	May, 2008
	Each Plant	Forestry machinery and agricultural management machinery	Molds	937,100	141,133	Own funds	Apr. 2006	Nov., 2008
Oppama Industry Co., Ltd.	Head Office, Plant (Yokosuka-shi, Kanagawa)	Forestry machinery and agricultural management machinery	Buildings, etc.	6,200	—	Own funds	Dec. 2007	Nov., 2008
			Production facilities	91,432	—			
			Measuring equipment, etc.	8,980	—			
Echo, Incorporated	Head Office, Plant (Lake Zurich, IL, U.S.A.)	Forestry machinery and agricultural management machinery	Buildings, etc.	85,470	—	Own funds	Dec. 2007	Nov., 2008
			Production facilities	199,800	—			
			Molds	244,200	—			

(Note) Consumption tax, etc. are not included in above figures.

(ii) Sale of material facilities

There is no plan to sell material facilities at the end of the consolidated fiscal year ended November 30, 2007.

(iii) Removal of material facilities

There is no plan to remove material facilities at the end of the consolidated fiscal year ended November 30, 2007.

Shindaiwa

Shindaiwa plans to construct, sell or remove material facilities at the end of the fiscal year ended March 31, 2008 are as follows:

(i) Construction of material facilities

Except for investment in the molds for constant development of new products, there is no plan to construct material facilities.

(ii) Removal of material facilities

Except for removal of facilities for recurring facilities renewal, there is no plan to remove material facilities.

IV. Description of Yamabiko

1. 【Stock Information】

(1) Total Number of Shares

The number of shares of Yamabiko as of December 1, 2008 is as follows:

a. Total number of shares

Class	Authorized shares (shares)
Common Stock	40,000,000
Total	40,000,000

b. Number of issued and outstanding shares

Class	Number of issued and outstanding shares (shares)	Name of Stock Exchange where listed or Securities Dealers Association where registered
Common Stock	11,099,232	Tokyo Stock Exchange Group, Inc.
Total	11,099,232	—

(Note) The above number is based on 69,042,472 issued and outstanding shares of Kioritz (as of the end of April 2008) and 26,081,600 issued and outstanding shares of Shindaiwa (as of the end of March 2008). If stock acquisition rights are exercised before the Date of Incorporation of Yamabiko, the number of shares which Yamabiko delivers may change.

(2) Stock Acquisition Rights

Because Yamabiko has not been established as of the date of this Registration Statement, there are no stock acquisition rights. Shindaiwa plans to acquire and cancel all unexercised stock acquisition rights issued by it at no cost.

(3) Rights Plan

Because Yamabiko has not been established as of the date of this Registration Statement, there is no rights plan.

(4) Total Number of Issued and Outstanding Shares, Capital Stock

Total numbers of issued and outstanding shares, and capital stock, etc. as of December 1, 2008 are as follows:

Date	Increase/decrease in number of issued and outstanding shares (shares)	Total number of issued and outstanding shares (shares)	Increased/decreased amount of capital stock (¥ millions)	Balance of capital stock (¥ millions)	Increased/decreased amount of capital reserve (¥ millions)	Balance of capital reserve (¥ millions)
December 1, 2008	11,099,232	11,099,232	6,000	6,000	1,500	1,500

(Note) The above number is based on 69,042,472 total issued and outstanding shares of Kioritz (as of the end of April 2008) and 26,081,600 issued and outstanding shares of Shindaiwa (as of the end of March 2008). If stock acquisition rights are exercised before the Date of Incorporation of Yamabiko, the number of shares which Yamabiko delivers may change.

(5) Ownership Status

Because Yamabiko has not been established as of the date of this Registration Statement, there is no entity or individual holding shares of Yamabiko. The ownership status of Kioritz as of April 30, 2008 and of Shindaiwa as of March 31, 2008, both of which will become wholly-owned subsidiaries of Yamabiko, are as follows:

Kioritz

(as of April 30, 2008)

Description	Shares (1,000 shares per unit)								Shares Constituting Less Than One Unit (shares)
	National and Local Government	Financial Institutions	Financial Instruments and Exchange Companies	Other Corporate Entities	Foreign Entities		Individuals or Other	Total	
					Other than Individuals	Individuals			

Number of Shareholders	—	46	31	105	90	1	4,822	5,095	—
Number of Shares Owned (units)	—	24,987	1,164	15,026	9,177	5	18,207	68,566	476,472
Shareholding Ratio (%)	—	36.44	1.70	21.91	13.38	0.01	26.55	100.00	—

(Notes) 1. There are 158,282 shares of treasury stock, 158,000 shares (158 units) of which are included in "Individual or Other" and 282 shares of which are included in "Shares Less Than One Unit." Please note that 158,282 shares of treasury stock is the number listed on the shareholders' register, and the number of shares beneficially held by Kioritz is 157,282.

2. 113 units of shares held by JASDEC are included in "Other Corporate Entities" above.

Shindaiwa

(as of March 31, 2008)

Description	Shares (1,000 shares per unit)								Shares Constituting Less Than One Unit (shares)
	National and Local Government	Financial Institutions	Financial Instruments and Exchange Companies	Other Corporate Entities	Foreign Entities		Individuals or Other	Total	
					Other than Individuals	Individuals			
Number of Shareholders	—	18	16	151	4	1	3,643	3,833	—
Number of Shares Owned (units)	—	7,264	174	3,333	31	1	14,970	25,773	308,600
Shareholding Ratio (%)	—	28.18	0.68	12.93	0.12	0.00	58.08	100.00	—

(Note) Treasury stock includes 571 units in "Individual or Other" and 190 shares in "Shares Less Than One Unit".

(6) Status of Voting Rights

a. Issued and Outstanding Shares

Because Yamabiko has not yet been established as of the date of this Registration Statement, there are no shareholders of Yamabiko. Voting rights with respect to issued and outstanding shares of Yamabiko as of the Date of Incorporation (for the calculation method, please refer to "Note" below), as well as voting rights with respect to issued and outstanding shares of Kioritz as of April 30, 2008 and Shindaiwa as of March 31, 2008, are as follows:

Yamabiko

Description	Number of Shares (shares)	Number of Voting Rights (units)	Details
Non-voting shares	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	(crossholding shares) Common stock 218,600	—	Standard shares with no restrictions on rights of shareholders
Shares with full voting rights (others)	Common stock 10,625,200	106,114	Standard shares with no restrictions on rights of shareholders
Shares constituting less than one unit	Common stock 255,432	—	Standard shares with no restrictions on rights of shareholders
Total number of issued and outstanding shares	11,099,232	—	—
Total number of voting rights of all shareholders	—	106,114	—

(Note) The above figures are calculated based on shareholder information of Kioritz as of April 30, 2008 and of Shindaiwa as of March 31, 2008, taking into consideration the share transfer ratio at the time of the Share Transfer. If stock acquisition rights are exercised before the Date of Incorporation of Yamabiko, the number of shares which Yamabiko delivers may change.

Kioritz

(As of April 30, 2008)

Description	Number of Shares (shares)	Number of Voting Rights (units)	Details
Non-voting shares	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	(Shares held by Kioritz) Common stock 157,000	—	—
Shares with full voting rights (others)	Common stock 68,409,000	68,296	—
Shares constituting less than one unit	Common stock 476,472	—	—
Total number of issued and outstanding shares	69,042,472	—	—
Total number of voting rights of all shareholders	—	68,296	—

(Notes)

1. The number of shares in "Shares Constituting Less Than One Unit" includes 282 shares held by Kioritz as treasury stock.
2. 113,000 shares held by JASDEC are included in "Number of Shares" of "Shares with full voting rights (Others)" above. 113 units of shares held by JASDEC are excluded from "Number of Voting Rights" above.
3. The above information is as of April 30, 2008, and the numbers may change before the Date of Incorporation of Yamabiko.

Shindaiwa

(As of March 31, 2008)

Description	Number of Shares (shares)	Number of Voting Rights (units)	Details
Non-voting shares	—	—	—
Shares with restricted voting right (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	(Shares held by Shindaiwa) Common stock 571,000	—	Standard shares with no restrictions on rights of shareholders
Shares with full voting rights (others)	Common stock 25,202,000	25,202	Standard shares with no restrictions on rights of shareholders
Shares constituting less than one unit	Common stock 308,600	—	Standard shares with no restrictions on rights of shareholders
Total number of issued and outstanding shares	26,081,600	—	—
Total number of voting rights of all shareholders	—	25,202	—

(Notes) 1. The number of shares of common stock in "Shares Constituting Less Than One Unit" includes 190 shares held by Shindaiwa as treasury stock.

2. The above information is as of March 31, 2008, and the numbers may change before the Date of Incorporation of Yamabiko.

b. Treasury Stock

Because Yamabiko will be established through the Share Transfer, Yamabiko will not hold treasury stock as of December 1, 2008, the date on which the Share Transfer shall become effective. Shares of Yamabiko cross-held as of the Date of its Incorporation as well as treasury stock of Kioritz as of April 30, 2008 and Shindaiwa as of March 31, 2008, are as follows:

Yamabiko

Name of Holder	Address of Holder	Number of Shares Owned in its Own Name (shares)	Number of Shares Owned in Other Person's Name (shares)	Total Number of Shares Owned (shares)	Percentage of Shareholding Percentage of the Total Outstanding Shares (%)
(crossholding shares) Kioritz	1-7-2, Suehiro-cho, Ome-shi, Tokyo	89,300	—	89,300	0.805
(crossholding shares) Shindaiwa	6-2-11 Ozuka-Nishi, Asaminami-ku, Hiroshima	129,300	—	129,300	1.165
Total	—	—	—	218,600	1.970

(Note) The above figures are calculated based on (i) treasury stock of Kioritz and shares of Shindaiwa both held by Kioritz as of April 30, 2008, and (ii) treasury stock of Shindaiwa and shares of Kioritz both held by Shindaiwa as of March 31, 2008, taking into consideration the Share Transfer Ratio of the Share Transfer. If stock acquisition rights are exercised before the Date of Incorporation of Yamabiko, the number of shares which Yamabiko delivers may change.

Kioritz

(As of April 30, 2008)

Name of Holder	Address of Holder	Number of Shares Owned in its Own Name (shares)	Number of Shares Owned in Other Person's Name (shares)	Total Number of Shares Owned (shares)	Percentage of Shareholding Percentage of the Total Outstanding Shares (%)
(Shares held by itself) Kioritz	1-7-2, Suehiro-cho, Ome-shi, Tokyo	157,000	—	157,000	0.227
Total	—	—	—	157,000	0.227

(Note) The above information is as of April 30, 2008, and the numbers may change before the Date of Incorporation of Yamabiko.

Shindaiwa

(As of March 31, 2008)

Name of Holder	Address of Holder	Number of Shares Owned in its Own Name (shares)	Number of Shares Owned in Other Person's Name (shares)	Total Number of Shares Owned (shares)	Percentage of Shareholding Percentage of the Total Outstanding Shares (%)
(Shares held by itself) Shindaiwa	6-2-11 Ozuka-Nishi, Asaminami-ku, Hiroshima	571,000	—	571,000	2.190
Total	—	—	—	571,000	2.190

(Note) The above information is as of March 31, 2008, and the numbers may change before the Date of Incorporation of Yamabiko.

(7) Stock Option Plan

Because Yamabiko has not been established as of the date of this Registration Statement, there is no stock option plan. With respect to stock acquisition rights issued by Shindaiwa, Shindaiwa plans to acquire and cancel all unexercised stock acquisition rights at no cost.

2. 【Acquisition of Treasury Stock】

[Class of Shares]

Not applicable because Yamabiko has not been established as of the date of this Registration Statement.

(1) Status of Acquisition of Treasury Stock based on a Resolution of the General Meeting of Shareholders

Not applicable because Yamabiko has not been established as of the date of this Registration Statement.

(2) Status of Acquisition of Treasury Stock based on a Resolution of the Meeting of the Board of Directors

Not applicable because Yamabiko has not been established as of the date of this Registration Statement.

(3) Status of Acquisition of Treasury Stock not based on Resolutions of a General Meeting of Shareholders or a Meeting of the Board or Directors

Not applicable because Yamabiko has not been established as of the date of this Registration Statement.

(4) Status of Disposition and Retention of Treasury Stock Acquired

Not applicable because Yamabiko has not been established as of the date of this Registration Statement.

3. 【Dividend Policy】

Because Yamabiko has not been established as of the date of this Registration Statement, matters with respect to dividend policy have not yet been determined.

4. 【Share Price Information】

Because Yamabiko has not been established as of the date of this Registration Statement, there is no share price information available for Yamabiko. Historical share price of Kioritz and Shindaiwa, which are to become wholly owned subsidiaries of Yamabiko, are as follows:

Kioritz

(1) Highest/Lowest Share Price for the Most Recent 5 Fiscal Years

Term		60th Term	61st Term	62nd Term	63rd Term	64th Term
Fiscal Year End		Nov. 2003	Nov. 2004	Nov. 2005	Nov. 2006	Nov. 2007
Share Price (Japanese yen)	High	477	296	436	484	415
	Low	112	165	266	291	267

(Note) The highest and lowest prices above are quoted on the first section of the Tokyo Stock Exchange.

(2) Highest/Lowest Monthly Share Price for the Most Recent 6 Months

Month		Dec. 2007	Jan. 2008	Feb. 2008	Mar. 2008	Apr. 2008	May. 2008
Share Price (Japanese yen)	High	286	245	235	241	270	337
	Low	240	151	166	187	213	261

(Note) The highest and lowest prices above are quoted on the first section of the Tokyo Stock Exchange.

Shindaiwa

(3) Highest/Lowest Share Price for the Most Recent 5 Fiscal Years

Term		43rd Term	44th Term	45th Term	46th Term	47th Term
Fiscal Year End		Mar. 2004	Mar. 2005	Mar. 2006	Mar. 2007	Mar. 2008
Share Price (Japanese yen)	High	280	328	375	453	387
	Low	195	212	272	316	130

(Note) The highest and lowest prices above are quoted on the second section of the Tokyo Stock Exchange.

(4) Highest/Lowest Monthly Share Price for the Most Recent 6 Months

Month		Dec. 2007	Jan. 2008	Feb. 2008	Mar. 2008	Apr. 2008	May. 2008
Share Price (Japanese yen)	High	205	175	186	186	212	260
	Low	172	133	130	137	155	207

(Note) The highest and lowest prices above are quoted on the second section of the Tokyo Stock Exchange.

5. 【Directors Information】

Directors of Yamabiko as of December 1, 2008 are as follows:

Title (Job Responsibility)	Name	Date of Birth	Employment History		Term of Office	(1) Number of Shares of Kioritz Owned (2) Number of Shares of Shindaiwa Owned (3) Number of Shares of Yamabiko Allocated
Representative Director and Chairman	Yasushi Asamoto	August 26, 1944	Apr. 1967	Joined Shindaiwa Corporation	(Note) 2	(1) 0 shares (2) 1,090,264 shares (3) 109,026 shares
			Mar. 1980	Director, General Manager of Sales Department 1		
			Mar. 1986	Managing Director, General Manager of Planning Division		
			Oct. 1986	Managing Director, General Manager of Sales Division		
			Mar. 1989	Managing Director, General Manager of General Affairs Division		
			Mar. 1990	Senior Managing Director, General Manager of General Affairs Division		
			Mar. 1992	Director and Vice President		
			Oct. 1992	Representative Director and President of Chiyoda Kosakujo, Ltd. (currently, Shindaiwa Engineering Co., Ltd.)		
			Mar. 1993	Representative Director and President of Shindaiwa Engineering Co., Ltd. (current)		
			Nov. 1993	Representative Director and Chairman of Shindaiwa Inc. (current)		
Representative Director and President	Yasuhiko Kitazume	April 25, 1944	Apr. 1968	Joined Kioritz Corporation	(Note) 2	(1) 35,000 shares (2) 0 shares (3) 4,305 shares
			Dec. 1996	General Manager of Production Technology Department		
			Dec. 1998	Representative Director and President of Echo, Incorporated		

			Feb. 2000	Director of Kioritz Corporation		
			Dec. 2002	Director and Executive Officer of Kioritz Corporation (current), Deputy General Manager of Engineering Division		
			Feb. 2003	Representative Director and President of Kioritz Corporation (current)		
Director	Hideaki Kawai	September 23, 1943	Feb. 1960	Joined Kioritz Corporation	(Note) 2	(1) 22,000 shares (2) 0 shares (3) 2,706 shares
			Mar. 1990	Representative Director and President of Kioritz Echo Shinetsu Co., Ltd.		
			Mar. 1993	Representative Director and President of Kioritz Echo Seibu Co., Ltd.		
			Feb. 1999	Director of Kioritz Corporation		
			Mar. 1999	Assistant to General Manager of Domestic Sales Division, General Manager of Sales & Marketing Department		
			Dec. 1999	Deputy General Manager of Sales & Marketing Division		
			Feb. 2002	Managing Director and Executive Officer (current)		
			Feb. 2005	General Manager of Sales & Marketing Division		
			Feb. 2005	Senior Managing Director (current), General Manager of Agricultural Machinery Division		
			Dec. 2006	General Manager of Agricultural and Industrial Machinery Division (current)		
Director	Noboru Iwamoto	June 9, 1945	Apr. 1969	Joined Ryobi Limited	(Note) 2	(1) 0 shares (2) 65,000 shares (3) 6,500 shares
			Apr. 1981	Joined Shindaiwa Corporation		
			Mar. 1995	General Manager of Corporate Planning Department		
			Mar. 1996	Director, General Manager of Corporate Planning Department		
			Apr. 1998	Director, Deputy General Manager of Sales Division		
			Jun. 1999	Managing Director		
			Jun. 2000	Senior Managing Director		
			Apr. 2004	Senior Managing Director, General Manager of International Sales and Marketing Division		
			Jun. 2004	Senior Managing Director (current)		
Director	Takeshi Sasaki	October 8, 1946	Apr. 1969	Joined Kioritz Company	(Note) 2	(1) 15,000 shares (2) 0 shares (3) 1,845 shares
			Dec. 1998	General Manager of Personal Department		
			Dec. 1999	General Manager of Personal Department of Administration Division		
			Feb. 2002	Executive Officer (current)		
			Feb. 2003	Senior Executive Officer		

			Mar. 2003	General Manager of Corporate Planning Department		
			Dec. 2003	Representative Director and Chairman of Echo, Incorporated		
			Feb. 2004	Director of Kioritz Corporation		
			Jun. 2004	Deputy General Manager of Sales & Marketing Division		
			Feb. 2005	Managing Director (current), General Manager of Sales & Marketing Division (current)		
Director	Katsuyuki Maeda	August 22, 1952	Apr. 1977	Joined Shindaiwa Corporation	(Note) 2	(1) 0 shares (2) 19,000 shares (3) 1,900 shares
			Jun. 1997	General Manager of Designing Technology Department of Engineering Research and Development Division, General Manager of Development Management Department		
			Jun. 1999	Director, Deputy General Manager of Engineering Research and Development Division, Head of Central Technology Research Institute		
			Jun. 2000	Director, General Manager of Engineering Research and Development Division, General Manager of Development Management Department, Head of Central Technology Research Institute, General Manager of Designing Technology Department		
			Jun. 2001	Director, General Manager of Engineering Research and Development Division		
			Jun. 2006	Managing Director (current), General Manager of Engineering Research and Development Division		
Director	Shigeki Kondo	June 30, 1950	Apr. 1974	Joined Mitsui & Co., Ltd.	(Note) 2	(1) 0 shares (2) 0 shares (3) 0 shares
			Oct. 2001	General Manager of Marine Energy Project Department of Ship & Marine Project Division of Mitsui & Co., Ltd.		
			Aug. 2004	General Manager of Investment Planning & Administration Department of Corporate Administrative Division of Mitsui & Co., Ltd.		
			Apr. 2006	General Manager of Project & Investment Coordination Department of Investment Administration Division of Mitsui & Co., Ltd.		
			Jan. 2007	Advisor of Kioritz Corporation		
			Feb. 2007	Executive Officer (current) Responsible for Overseas (current)		
			Feb. 2008	Director (current), Responsible for Distribution (current)		
Statutory Auditor	Masatoshi	April 20,	Apr. 1968	Joined Kioritz Corporation	(Note) 3	(1) 12,000 shares

	Miyahara	1945	Feb. 2002	General Manager of Distribution Management Department of Sales & Marketing Division		(2) 0 shares (3) 1,476 shares
			Feb. 2003	Executive Officer		
			Mar. 2003	General Manger of Sales Department of Sales & Marketing Division		
			Dec. 2005	Deputy General Manager of Sales & Marketing Division		
			Feb. 2006	Responsible for Quality Assurance/Distribution		
			Feb. 2008	Standing Statutory Auditor (current)		
Statutory Auditor	Shigeharu Owa	April 10, 1952	Apr. 1977	Joined The Tokai Bank, Ltd. (currently The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	(Note) 3	(1) 0 shares (2) 18,000 shares (3) 1,800 shares
			Jul. 2002	Seconded to Shindaiwa Corporation, Deputy General Manager of Administration Division		
			Jun. 2003	Director, Deputy General Manager of Administration Division		
			Jun. 2004	Director, General Manager of Administration Division (current)		
Statutory Auditor (Note) 1	Masato Tanaka	July 29, 1943	Jul. 2001	Chief of the Suginami Tax Office	(Note) 3	(1) 1,000 shares (2) 0 shares (3) 123 shares
			Jul. 2002	Resigned from National Tax Agency		
			Aug. 2002	Registered as certified tax accountant (current), Opened Tanaka Certified Accountant Office (current)		
			Feb. 2006	Statutory Auditor of Kioritz Corporation (current)		
Statutory Auditor (Note) 1	Tetsuo Yamashita	September 28, 1948	Apr. 1982	Registered as attorney at law	(Note) 3	(1) 0 shares (2) 37,000 shares (3) 3,700 shares
			Jan. 1985	Opened Yamashita Law Office (current)		
			Jun. 1999	Statutory Auditor of Shindaiwa Corporation (current)		
Total						(1) 85,000 shares (2) 1,229,264 shares (3) 133,381 shares

(Notes)

1. Among statutory auditors, Masato Tanaka and Tetsuo Yamashita are outside auditors as defined in Article 2, Paragraph 16 of the Company Law of Japan.
2. The terms of office of directors are from the Date of Incorporation of Yamabiko on December 1, 2008 until the close of the ordinary general meeting of shareholders of Yamabiko for the fiscal year ending March 31, 2009.
3. The terms of office of statutory auditors are from the Date of Incorporation of Yamabiko on December 1, 2008 until the close of the ordinary general meeting of shareholders of Yamabiko for the fiscal year ending March 31, 2009.
4. Titles in the above list are those which have been decided as of the date of this Registration Statement.

6. 【Corporate Governance】

(1) In addition to general meetings of shareholders and Directors, the Company shall establish/appoint:

- Board of Directors
- Statutory Auditors
- Board of Statutory Auditors
- Accounting Auditor

(2) There is no conflict of interests between the Outside Auditors and Yamabiko other than Messrs. Masato Tanaka and Tetsuo Yamashita, Outside Statutory Auditors of Yamabiko, who also serve as Outside Auditors of Kioritz and Shindaiwa respectively, both of which companies are to become wholly-owned subsidiaries of Yamabiko.

(3) Because Yamabiko has not been established as of the date of this Registration Statement, remuneration of Directors and Statutory Auditors shall be determined by the resolution of the general meeting of shareholders; provided, however, that remuneration for Directors and Statutory Auditors of Yamabiko during the period from the date of its establishment until the close of the first ordinary general meeting of shareholders is defined in the Articles of Incorporation – which is "no more than 150 million Japanese yen in total for Directors" and "no more than 40 million Japanese yen in total for Statutory Auditors".

(4) The Articles of Incorporation of Yamabiko state that the number of Directors of Yamabiko shall be no more than ten (10). The Articles of Incorporation also stipulates that a resolution to elect Directors shall be made at a meeting at which the shareholders holding one-third (1/3) or more of the voting rights of the total voting rights are present, and shall be adopted by a majority of votes thereof.

(5) The Articles of Incorporation of Yamabiko provide that, pursuant to the provisions of Article 426, Paragraph 1 of the Company Law of Japan and to the extent permitted by laws and regulations, Yamabiko may, by resolution of the Board of Directors, exempt its Directors (including persons who have previously served as Yamabiko's Directors) and Statutory Auditors (including persons who have previously served as Yamabiko's Statutory Auditors) from liability for failing to perform their duties. The Articles of Incorporation also stipulate that, pursuant to the provisions of Article 427, Paragraph 1 of the Company Law of Japan, Yamabiko may enter into contracts with its Outside Directors to limit their liability for failure to perform their duties, provided that the maximum amount of liability under such contracts shall be the total of the amounts provided under applicable laws and regulations. The objective of these provisions is for Directors and Statutory Auditors to fully play their expected roles.

(6) The Articles of Incorporation stipulates that special resolutions of the shareholders set forth in Article 309, Paragraph 2 of the Company Law of Japan require an affirmative vote of two-thirds (2/3) of the total voting rights present at a meeting of shareholders. At least one-third (1/3) of the total voting rights must be represented at a meeting to constitute a quorum. The objective of this provision is to smoothly operate general meetings of shareholders by reducing the quorum required for a special resolution at the shareholders' meeting.

(7) In order for Yamabiko to flexibly return profits to its shareholders, the Articles of Incorporation stipulates that, unless otherwise provided under laws and regulations, the Board of Directors may, by its resolution, decide the matters provided in Article 459, Paragraph 1 of the Company Law of Japan, such as distribution of retained earnings.

(8) Because Yamabiko has not been established as of the date of this Registration Statement, matters other than above have not yet been determined.

V. <u>Financial Condition</u>

Because Yamabiko has not been established as of the date of this Registration Statement, it has not completed a financial term and therefore, there is no information available with respect to consolidated financial statements.

With respect to the financial condition of Kioritz and Shindaiwa, which are to become wholly-owned subsidiaries of Yamabiko, please refer to their respective Annual Securities Reports (as filed with the Kanto Local Finance Bureau by Kioritz on February 29, 2008 and by Shindaiwa on June 25, 2007) as well as the Semi-Annual Securities Report of Shindaiwa (as filed on December 21, 2007).

VI. Summary of Shareholder Service of Yamabiko

Summary of shareholder service provided by Yamabiko is as follows:

Fiscal Year		From April 1 to March 31
Ordinary General Meeting of Shareholders		In June
Record Date		March 31
Class of Shares		Not yet determined
Record Date for Dividend		March 31
Number of Shares Constituting One Unit		100 shares
Transfer Agent	Handling Office	Head office of The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
	Administrator of Shareholders' Register	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
	Liaison Offices	All branch offices in Japan of The Chuo Mitsui Trust and Banking Company, Limited Head office and all branch offices of Japan Securities Agents, Ltd.
	Fee for Transfer	Not yet determined
	Fee for Delivery of New Shares	Not yet determined
Purchase of Shares Constituting Less Than a Whole Unit	Handling Office	Head office of The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
	Administrator of Shareholders' Register	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
	Liaison Offices	All branch offices in Japan of The Chuo Mitsui Trust and Banking Company, Limited Head office and all branch offices of Japan Securities Agents, Ltd.
	Fee of Purchase	Not yet determined
Method of Public Notice		Public notice of Yamabiko shall be made electronically; provided, however, that if electronic notification is not available due to an accident or any other unavoidable reason, notices shall be made in the Nihon Keizai Shimbun. URL for public notice: (http://www.yamabiko-corp.co.jp/)
Special benefits to shareholders		Not yet determined

(Note) As defined in the Articles of Incorporation of Yamabiko, with respect to shares constituting less than a whole unit, shareholders of Yamabiko (including beneficial shareholders) are not entitled to exercise their rights except for (i) the rights stipulated in each item of Paragraph 2, Article 189 of the Company Law of Japan, (ii) the right to request pursuant to Article 166, Paragraph 1 of the Company Law of Japan, (iii) the right to receive allocation of shares or stock acquisition rights being offered, and (iv) the right to request the Company to sell the number of shares that will constitute one unit of shares when added to the number of shares constituting less than one unit which they hold.

VII. Reference Information of Yamabiko

1. 【Information on Parent Company, etc. of Yamabiko】

Yamabiko does not have a parent company, defined in Article 24-7, Paragraph 1 of the Financial Instruments and Exchange Law of Japan.

2. 【Other Reference Information】

N/A

Part IV. Special Information

I. Financial Statements of Yamabiko and its Linked Subsidiaries

1. 【Financial Statement】

Because Yamabiko has not been established as of the date of this Registration Statement, it has not completed a financial term and, therefore, there is no information available with respect to financial statement.

2. 【Statement of Income】

Because Yamabiko has not been established as of the date of this Registration Statement, it has not completed a financial term and, therefore, there is no information available with respect to statement of income.

3. 【Statement of Changes in Net Assets】

Because Yamabiko has not been established as of the date of this Registration Statement, it has not completed a financial term and, therefore, there is no information available with respect to statement of changes in net assets.

4. 【Statement of Cash Flows】

Because Yamabiko has not been established as of the date of this Registration Statement, it has not completed a financial term and, therefore, there is no information available with respect to statement of cash flows.

Part V. Information on Companies Subject to Organizational Restructuring

I. Companies which are subject to Organizational Restructuring and Continuous Disclosure

Kioritz

(1) Documents submitted by the company subject to organizational restructuring

a. Annual Securities Report (*Yukashoken houkokusho*) and Exhibits

64th Term (from December 1, 2006 to November 30, 2007) as filed with the Kanto Local Finance Bureau on February 29, 2008

b. Quarterly Report (*Shihanki houkokusho*) and Semi-Annual Securities Report (*Hanki houkokusho*)

N/A

c. Extraordinary Report (*Rinji houkokusho*)

After the filing of the Annual Securities Report in (a.) above and before the date of submission of this Registration Statement (June 11, 2008), Kioritz filed an Extraordinary Report with the Kanto Local Finance Bureau on April 14, 2008, pursuant to Article 19, Paragraph 2, Item 6-3 of the Cabinet Office Ordnance on Disclosure of Corporate Information, etc.

d. Amendment Report (*Teisei houkokusho*)

N/A

(2) Location at which a copy of the above documents are available to the public

Kioritz Corporation
(1-7-2, Suehiro-cho, Ome-shi, Tokyo)

Tokyo Stock Exchange Group, Inc.
(2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

Shindaiwa

(3) Documents submitted by the company subject to organizational restructuring

a. Annual Securities Report (*Yukashoken houkokusho*) and Exhibits

46th Term (from April 1, 2006 to March 31, 2007) as filed with the Chugoku Local Finance Bureau on June 25, 2007

b. Quarterly Report (*Shihanki houkokusho*) and Semi-Annual Securities Report (*Hanki houkokusho*)

47th Term (from April 1, 2007 to September 30, 2007) as filed with the Chugoku Local Finance Bureau on December 21, 2007

c. Extraordinary Report (*Rinji houkokusho*)

After the filing of the Annual Securities Report in (a) above and before the date of submission of this Registration Statement (June 11, 2008), Kioritz filed an Extraordinary Report with the Chugoku Local Finance Bureau on April 14, 2008, pursuant to Article 19, Paragraph 2, Item 6-3 of the Cabinet Office Ordnance on Disclosure of Corporate Information, etc.

d. Amendment Report (*Teisei houkokusho*)

N/A

(4) Location at which a copy of the above documents are available to the public

Shindaiwa Corporation
(6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima)

Tokyo Stock Exchange Group, Inc.
(2-1 Kabutocho, Nihonbashi, Chuo-ku, Tokyo)

Part VI. Stock Information

I. Transfer of Shares, etc. by Specially Interested Parties

N/A

II. Summary of Third Party Allocation of New Shares, etc.

1. Issuance of Shares, etc. by Third Party Allocation of New Shares, etc.
   N/A
2. Information on Acquirers
   N/A
3. Status of Transfer of Shares, etc. of Acquirers
   N/A

III. Shareholder Information

Because Yamabiko has not been established as of the date of this Registration Statement, there are no shareholders. Shareholder information of Kioritz as of the end of April 2008 and Shindaiwa as of the end of March 2008, both becoming wholly owned subsidiaries of Yamabiko, is as follows:

Kioritz

(as of April 30, 2008)

Name	Address	Number of Shares Owned (thousands)	Shareholding Percentage of the Total Shares Outstanding (%)
Mitsui & Co., Ltd.	1-2-1, Chiyoda-ku, Otemachi, Tokyo	11,688	16.92
Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. (retrust to Trust & Custody Services Bank, Ltd.)	Harumi Island Triton Square Office Tower Z 1-8-12, Harumi, Chuo-ku, Tokyo	3,449	4.99
Japan Trustee Services Bank, Ltd. (Trust account at Chuo Mitsui Asset Trust and Banking Company, Limited and Trust Account of CMTB Equity Investments, Co., Ltd.)	1-8-11, Harumi, Chuo-ku, Tokyo	2,836	4.10
Japan Trustee Services Bank, Ltd. (Trust Account)	1-8-11, Harumi, Chuo-ku, Tokyo	2,780	4.02
The Bank of Yokohama, Ltd.	3-1-1, Minatomirai, Nishi-ku, Yokohama	2,758	3.99
The Master Trust Bank of Japan, Ltd. (Trust Account)	2-11-3, Hamamatsucho, Minato-ku, Tokyo	2,710	3.92
Kioritz Business Partners Stock Ownership (*mochikabukai*)	1-7-2, Suehiro-cho, Ome-shi, Tokyo	1,953	2.83
Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-ku, Tokyo (in the Securities Operations Department)	1,527	2.21
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	1,263	1.83
Kioritz Employees Stock Ownership (*mochikabukai*)	1-7-2, Suehiro-cho, Ome-shi, Tokyo	1,142	1.65
Total	—	32,108	46.46

(Notes) 1. The right to direct the voting of 3,415,000 shares held by Mizuho Trust & Banking Co., Ltd. Retirement Benefit Trust Account for Mizuho Bank, Ltd. (retrust to Trust & Custody Services Bank, Ltd.) is retained at Mizuho Bank, Ltd. under trust agreements, and the right to direct the voting of 34,000 shares is waived.

2. The right to direct the voting of shares held by Japan Trustee Services Bank, Ltd. (retrust from Chuo Mitsui Asset Trust and Banking Company, Limited and Trust Account of CMTB Equity Investments, Co., Ltd.) is retained at CMTB Equity Investments, Co., Ltd., a wholly owned subsidiary of The Chuo Mitsui Trust and Banking Company, Limited under a trust agreement.

Shindaiwa

(as of March 31, 2008)

Name	Address	Number of Shares Owned (thousands)	Percentage of Shareholding of the Total Outstanding Shares (%)
Asamoto Kosan Co., Ltd. (*kabushiki kaisha*)	2-33-31, Enami-nishi, Naka-ku, Hiroshima-shi	1,158	4.44
Yasushi Asamoto	Naka-ku, Hiroshima-shi	1,090	4.18
Shindaiwa Shineikai Stock Plan	6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima-shi	1,087	4.17
Nippon Life Insurance Company	1-6-6, Marunouchi, Chiyoda-ku, Tokyo	1,024	3.93
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2-7-1, Marunouchi, Chiyoda-ku, Tokyo	990	3.80
The Momiji Bank, Ltd.	1-24, Ebisucho, Naka-ku, Hiroshima-shi	990	3.80
The Nishi-Nippon City Bank, Ltd.	3-1-1, Hakataekimae, Hakata-ku, Fukuoka-shi	786	3.01
The Hiroshima Bank, Ltd.	1-3-8, Kamiya-cho, Naka-ku, Hiroshima	782	3.00
Shindaiwa Employee Stock Plan	6-2-11, Ozuka-Nishi, Asaminami-ku, Hiroshima-shi	754	2.89
Mizuho Bank, Ltd.	1-1-5, Uchisaiwaicho, Chiyoda-ku, Tokyo	733	2.81
Total	—	9,398	36.03

Exhibit A.

Consolidated Financial Data for Kioritz Corporation (the "Company") extracted from its 64th Annual Securities Report, submitted as of February 29, 2008 (pages 30 ~ 63)

V. Financial Condition

1. Methods of Preparation of Consolidated Financial Statements and Financial Statements

(1) The consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statements. (Finance Ministerial Ordinance No. 28 of 1976) (the "Consolidated Financial Statements Regulations").

The consolidated financial statements for the year ended November 30, 2006 have been prepared in accordance with the Consolidated Financial Statements Regulations prior to amendment. The consolidated financial statements for the year ended November 30, 2007 have been prepared in accordance with the Consolidated Financial Statements Regulations as amended.

(2) The financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Financial Statements. (Finance Ministerial Ordinance No. 59 of 1963) (the "Financial Statements Regulations").

The financial statements for the year ended November 30, 2006 have been prepared in accordance with the Financial Statements Regulations prior to amendment. The financial statements for the year ended November 30, 2007 have been prepared in accordance with the Financial Statements Regulations as amended.

2. Audit Certificate

The consolidated financial statements and financial statements of the Company for the year ended November 30, 2006 and the accounting period ended November 30, 2006 have been audited by certified public accountants Katsuyoshi Hayano and Hirotoshi Moriguchi pursuant to Article 193-2 of the Securities and Exchange Law of Japan. The consolidated financial statements and financial statements of the Company for the year ended November 30, 2007 and the accounting period ended November 30, 2007 have been audited by certified public accountants Katsuyoshi Hayano and Hirotoshi Moriguchi pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Law of Japan.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

(¥ thousands)

ASSETS	(Note)	Year ended November 30, 2006		Year ended November 30, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Current Assets					
Cash		3,324,912		3,414,229	
Notes and accounts receivable, trade	*1	13,727,172		13,347,796	
Marketable securities		224,995		164,678	
Inventories	*1	17,003,458		17,823,277	
Accounts receivable		51,720		47,889	
Deferred tax assets		1,000,545		1,114,755	
Other		1,306,537		926,288	
Allowance for doubtful accounts		(135,054)		(117,623)	
Allowance for spare inventory adjustment		(40,948)		(43,536)	
Total Current Assets		36,463,338	57.8	36,677,755	59.5
Fixed Assets					
Property, Plant and Equipment					
Buildings and structures	*1	17,370,654		17,502,675	
Cumulative total of depreciation		10,594,467		11,055,465	
Total buildings and structures		6,776,187		6,447,209	
Machinery, equipment and vehicles		12,078,598		12,431,130	
Cumulative total of depreciation		8,561,381		9,100,384	
Total machinery, equipment and vehicles		3,517,216		3,330,745	
Land	*1	6,147,420		6,119,199	
Construction in progress		198,620		158,367	
Other		19,759,493		20,293,700	
Cumulative total of depreciation		17,122,572		17,722,691	
Total other		2,636,920		2,571,009	
Total		19,276,365	30.6	18,626,532	30.2
Intangible Assets					
Goodwill	*3	903,665		686,621	
Other		150,824		270,564	
Total		1,054,490	1.7	957,186	1.5
Investment and Other Assets					
Investment securities	*1, 2	5,540,309		4,836,804	
Long-term loans receivable		24,532		14,736	
Long-term claims in reorganization		90,689		101,337	
Accumulated operating receivables		1,161,044		989,798	
Deferred tax assets		337,083		277,816	
Other		396,449		343,312	
Allowance for doubtful accounts		(1,312,278)		(1,133,986)	
Total		6,237,830	9.9	5,429,819	8.8
Total Fixed Assets		26,568,686	42.2	25,013,538	40.5
TOTAL ASSETS		63,032,025	100.0	61,691,293	100.0

(¥ thousands)

LIABILITIES	(Note)	Year ended November 30, 2006		Year ended November 30, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Current Liabilities					
Notes and accounts payable, trade		11,908,430		11,806,293	
Short-term loans payable	*1	6,360,334		5,257,501	
Long-term loans payable due within one year		1,742,308		1,466,941	
Income tax payable		124,015		250,576	
Deferred tax liabilities		432		1,104	
Accrued expenses		3,929,373		4,212,834	
Other		569,979		379,199	
Total Current Liabilities		24,634,874	39.1	23,374,452	37.9
Long-term Liabilities					
Long-term loans payable	*1	1,998,197		2,160,129	
Deferred tax liabilities		341,555		59,076	
Allowance for employee pension and retirement benefits		4,057,660		3,850,728	
Allowance for retirement benefits for directors and statutory auditors		130,290		122,066	
Consolidation goodwill		50,947		—	
Negative goodwill		—		25,473	
Other		41,070		43,676	
Total Long-term Liabilities		6,619,722	10.5	6,261,151	10.1
TOTAL LIABILITIES		31,254,596	49.6	29,635,604	48.0

(¥ thousands)

NET ASSETS	(Note)	Year ended November 30, 2006		Year ended November 30, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Shareholders' Equity					
Capital stock		5,207,759	8.3	5,207,759	8.5
Capital surplus		6,273,174	10.0	6,273,174	10.2
Retained earnings		16,751,792	26.6	17,898,187	29.0
Treasury stock, at cost		(31,111)	0.0	(40,114)	(0.1)
Total shareholders' equity		28,201,615	44.7	29,339,006	47.6
Valuation and translation adjustments					
Unrealized gains or losses on securities holding		2,085,771	3.3	1,508,258	2.4
Deferred gains or losses on hedges		16,476	0.0	33,074	0.1
Foreign currency translation adjustments		(208,914)	(0.3)	(549,824)	(0.9)
Total valuation and translation adjustments		1,893,333	3.0	991,508	1.6
Minority Interests		1,682,480	2.7	1,725,174	2.8
TOTAL NET ASSETS		31,777,428	50.4	32,055,689	52.0
TOTAL LIABILITIES AND NET ASSETS		63,032,025	100.0	61,691,293	100.0

CONSOLIDATED STATEMENT OF INCOME

(¥ thousands)

	(Note)	Year ended November 30, 2006		Year ended November 30, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Sales		69,008,457	100.0	73,377,850	100.0
Cost of sales	*1	48,866,684	70.8	51,436,781	70.1
Gross profit		20,141,773	29.2	21,941,068	29.9
Selling, general and administrative expenses	*1	16,687,249	24.2	18,164,676	24.8
Operating income		3,454,523	5.0	3,776,391	5.1
Non-operating income					
Interest income		188,427		210,115	
Dividend income		48,266		126,430	
Other		169,268		212,169	
Total		405,961	0.6	548,714	0.8
Non-operating expenses					
Interest expense		606,547		664,630	
Foreign exchange gains or losses		275,939		538,044	
Other		97,464		184,268	
Total		979,952	1.4	1,386,943	1.9
Ordinary income		2,880,533	4.2	2,938,163	4.0
Extraordinary profit					
Gain on sale of fixed assets	*2	3,382		2,896	
Gain on sale of investment securities		4		45,187	
Reversal of allowance for doubtful accounts		8,278		20,837	
Total		11,665	0.0	68,920	0.1
Special expenses					
Loss on elimination of fixed assets	*3	142,000		60,802	
Loss on devaluation of golf club membership		1,300		3,050	
Provision of allowance for doubtful accounts		80,683		17,310	
Bad debts written off		26,687		2,567	
Total		250,671	0.4	83,730	0.0
Income before income taxes and minority interests		2,641,527	3.8	2,923,354	4.0
Income taxes - current		960,510		1,212,449	
Income tax - deferred		80,653		4,631	
Total		1,041,163	1.5	1,217,080	1.7
Profit of minority shareholders		186,743	0.3	215,285	0.3
Net Income		1,413,620	2.0	1,490,988	2.0

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the year ended November 30, 2006 (¥ thousands)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of November 30, 2005	5,207,759	6,273,174	15,805,457	(23,416)	27,262,974
Changes of items during the accounting period					
Dividend from surplus			(344,691)		(344,691)
Net income			1,413,620		1,413,620
Acquisition of treasury stock				(7,695)	(7,695)
Decrease in surplus due to new consolidation of subsidiaries			(122,593)		(122,593)
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	—	—	946,335	(7,695)	938,640
Balance as of November 30, 2006	5,207,759	6,273,174	16,751,792	(31,111)	28,201,615

	Valuation and translation adjustments				Minority interests	Total net assets
	Unrealized gains or losses on securities holding	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of November 30, 2005	2,319,229	—	(89,941)	2,229,287	1,493,244	30,985,507
Changes of items during the accounting period						
Dividend from surplus						(344,691)
Net income						1,413,620
Acquisition of treasury stock						(7,695)
Decrease in surplus due to new consolidation of subsidiaries						(122,593)
Net changes of items other than shareholders' equity	(233,458)	16,476	(118,972)	(335,954)	189,235	(146,719)
Total changes of items during the accounting period	(233,458)	16,476	(118,972)	(335,954)	189,235	791,921
Balance as of November 30, 2006	2,085,771	16,476	(208,914)	1,893,333	1,682,480	31,777,428

For the year ended November 30, 2007 (¥ thousands)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of November 30, 2006	5,207,759	6,273,174	16,751,792	(31,111)	28,201,615
Changes of items during the accounting period					
Dividend from surplus			(344,593)		(344,593)
Net income			1,490,988		1,490,988
Acquisition of treasury stock				(9,003)	(9,003)
Net changes of items other than shareholders' equity					
Total changes of items during the accounting period	—	—	1,146,394	(9,003)	1,137,391
Balance as of November 30, 2007	5,207,759	6,273,174	17,898,187	(40,114)	29,339,006

	Valuation and translation adjustments				Minority interests	Total net assets
	Unrealized gains or losses on securities holding	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of November 30, 2006	2,085,771	16,476	(208,914)	1,893,333	1,682,480	31,777,428
Changes of items during the accounting period						
Dividend from surplus						(344,593)
Net income						1,490,988
Acquisition of treasury stock						(9,003)
Net changes of items other than shareholders' equity	(577,512)	16,598	(340,910)	(901,825)	42,694	(859,130)
Total changes of items during the accounting period	(577,512)	16,598	(340,910)	(901,825)	42,694	278,260
Balance as of November 30, 2007	1,508,258	33,074	(549,824)	991,508	1,725,174	32,055,689

CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ thousands)

	(Note)	Year ended November 30, 2006	Year ended November 30, 2007
		Amount	Amount
Cash flows from operating activities			
Income before income taxes and minority interests		2,641,527	2,923,354
Depreciation and amortization, other amortization expenses		2,433,970	2,797,717
Amortization of goodwill		—	7,330
Amortization of consolidation goodwill		(25,473)	—
Amortization of negative goodwill		—	(25,473)
Increase (decrease) in allowance for doubtful accounts		70,315	(165,541)
Increase (decrease) in allowance for employee pension and retirement benefits		(230,102)	(206,932)
Increase (decrease) in allowance for retirement benefits for directors and statutory auditors		32,678	(8,223)
Interest and dividend income		(236,693)	(336,545)
Gain on sale of fixed assets		(3,382)	(2,896)
Interest expense		606,547	664,630
Foreign exchange gains (losses)		42,415	(30,429)
Gain on sale of marketable securities		(16)	—
Gain on sale of investment securities		(4)	(45,187)
Loss on devaluation of golf club membership		1,300	3,050
Loss on elimination or sale of fixed assets		142,000	60,802
Decrease (increase) in notes and accounts receivable, trade		2,068,343	95,816
Decrease (increase) in accumulated operating receivables		—	160,597
Increase (decrease) in consumption taxes payable		23,035	213,246
Decrease (increase) in inventories		434,221	(1,386,108)
Increase (decrease) in notes and accounts payable, trade		(921,833)	654,904
Decrease (increase) in other current assets		146,449	(110,927)
Increase (decrease) in other current liabilities		(569,854)	29,594
Sub-total		6,655,443	5,292,777
Interest and dividend received		225,316	346,688
Interest paid		(592,021)	(670,914)
Income taxes paid		(1,054,489)	(1,078,283)
Product recall and warranty expenses paid		(3,018)	—
Product recall and warranty expenses received		—	2,043
Environmental expenditures paid		(135,215)	—
Net cash provided by operating activities		5,096,015	3,892,311
Cash flows from investing activities			
Payment for purchase of marketable securities		(124,970)	(124,407)
Proceeds from sale of marketable securities		165,152	224,984
Payment for purchases of property, plant and equipment and intangible assets		(2,805,892)	(2,497,191)
Proceeds from sale of property, plant and equipment and intangible assets		30,180	29,831
Payment for elimination of property, plant and equipment and intangible assets		(55,321)	(12,866)
Payment for purchase of investment securities		(40,689)	(316,971)
Proceeds from sale of investment securities		15	58,188
Payment for long-term loans		(4,078)	(6,990)
Proceeds from payback of long-term loans		2,910	16,786
Payment for purchase of other investments		(31,132)	(65,460)
Proceeds from sales of other investments		19,899	47,903
Payment for business transfer	*3	(1,754,842)	—
Decrease (increase) in trust beneficiary rights		(597,422)	249,346
Net cash used in investing activities		(5,196,192)	(2,396,845)

(¥ thousands)

	(Note)	Year ended November 30, 2006	Year ended November 30, 2007
		Amount	Amount
Cash flows from financing activities			
Increase (decrease) in short-term loans payable		233,668	(1,191,989)
Proceeds from long-term debt		1,633,497	1,630,069
Repayment of long-term debt		(1,745,648)	(1,460,163)
Cash dividends paid		(344,691)	(344,593)
Payment for purchase of treasury stock		(7,695)	(9,003)
Cash dividends paid to minority shareholders		(76,668)	(77,252)
Proceeds from minority shareholders' subscriptions		118,100	—
Net cash used in financing activities		(189,437)	(1,452,933)
Effect of exchange rate fluctuation on cash and cash equivalents		(22,089)	46,784
Net increase (decrease) in cash and cash equivalents		(311,704)	89,317
Net increase (decrease) in cash and cash equivalents from new consolidation of subsidiaries		69,312	—
Cash and cash equivalents at beginning of period		3,567,304	3,324,912
Cash and cash equivalents at end of period	*1	3,324,912	3,414,229

SIGNIFICANT ACCOUNTING POLICIES

	Year ended November 30, 2006	Year ended November 30, 2007
1. Scope of consolidation	(1) Consolidated subsidiaries: 15 Domestic consolidated subsidiaries: Kioritz Echo Hokkaido Co., Ltd, Kioritz Echo Tohoku Co., Ltd, Kioritz Echo Tobu Co., Ltd, Kioritz Echo Chubu Co., Ltd, Kioritz Echo Seibu Co., Ltd, Kioritz Echo Kyushu Co., Ltd, Oppama Industry Co., Ltd, Echo Rentecs Co., Ltd, Soshin Industry Co., Ltd., Newtech Co., Ltd. (10 companies) Overseas consolidated subsidiaries: Echo, Incorporated, Golden Eagle Distributing Corporation, Charlestown Power Equipment Inc., Crary Industries, Kioritz Echo Machinery (Shenzhen) Co., Ltd. (5 companies). The scope of consolidation increased as a result of: a) the new establishment of Crary Industries in the fiscal year ended November 30 2006; and b) an increase in the materiality of Kioritz Echo Machinery (Shenzhen) Co., Ltd. (2) Unconsolidated Subsidiaries: 6 Major unconsolidated subsidiary: Echo Industries, Co., Ltd. Six subsidiaries were excluded from the consolidation scope because the effects of their total sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.	(1) Consolidated subsidiaries: 15 Domestic consolidated subsidiaries: Kioritz Echo Hokkaido Co., Ltd, Kioritz Echo Tohoku Co., Ltd, Kioritz Echo Tobu Co., Ltd, Kioritz Echo Chubu Co., Ltd, Kioritz Echo Seibu Co., Ltd, Kioritz Echo Kyushu Co., Ltd, Oppama Industry Co., Ltd, Echo Rentecs Co., Ltd, Soshin Industry Co., Ltd., Newtech Co., Ltd. (10 companies) Overseas consolidated subsidiaries: Echo, Incorporated, Golden Eagle Distributing Corporation, Charlestown Power Equipment Inc., Crary Industries, Kioritz Echo Machinery (Shenzhen) Co., Ltd. (5 companies). (2) Unconsolidated Subsidiaries: 5 Major unconsolidated subsidiary: Echo Industries, Co., Ltd. Five subsidiaries were excluded from the consolidation scope because the effects of their total sales, net income or losses, total assets and retained earnings on the accompanying consolidated financial statements are immaterial.
2. Application of equity method	(1) Unconsolidated subsidiaries accounted for by the equity method: N/A (2) Unconsolidated subsidiaries not accounted for by the equity method Certain investments in 6 unconsolidated subsidiaries including Echo Industries, Co., Ltd. were not accounted for by the equity method, because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements was immaterial.	(1) Unconsolidated subsidiaries accounted for by the equity method: Same as the previous fiscal year. (2) Unconsolidated companies not accounted for by the equity method Certain investments in 5 unconsolidated subsidiaries including Echo Industries, Co., Ltd. were not accounted for by the equity method, because the effect of their net income or losses and retained earnings on the accompanying consolidated financial statements was immaterial.
3. Fiscal year-ends of the consolidated subsidiaries	Because the balance sheet date of Kioritz Echo Machinery (Shenzhen) Co., Ltd. is December 31, the Company prepared its consolidated financial statements utilizing preliminary statements which were prepared on November 30 based on the full year results.	Because the balance sheet date of Kioritz Echo Machinery (Shenzhen) Co., Ltd. is December 31, the Company prepared its consolidated financial statements utilizing preliminary statements which were prepared on November 30 based on the full year results.

	Year ended November 30, 2006	Year ended November 30, 2007
4. Accounting Policies	(1) Valuation of major assets (a) Valuation of inventories (i) Finished goods, merchandise and semi-finished goods are stated at cost determined by the periodic average method (ii) Raw materials, spare inventory and supplies are stated at cost determined by the last cost method	(1) Valuation of major assets (a) Valuation of inventories Same as the previous fiscal year
	(b) Valuation of securities 1) Available-for-sale securities (i) with market value: market value as of the balance sheet date (unrealized gains and losses on these securities are reported. Net of applicable income taxes as a separate component of net assets. Realized gains and losses on the sale of such securities are computed using the moving-average method.) (ii) without market value: stated at the moving-average cost	(b) Valuation of securities 1) Available-for-sale securities (i) with market value: same as the previous fiscal year (ii) without market value: same as the previous fiscal year
	(c) Derivative financial instruments: stated at market value	(b) Derivative financial instruments: Same as the previous fiscal year
	(2) Depreciation and amortization of fixed assets (a) Depreciation of property, plant and equipment: (i) declining-balance method Note: buildings (excluding building fixtures, and buildings owned by overseas subsidiaries) acquired on or after April 1, 1998, are depreciated using the straight-line method. Principal figures for the useful lives of assets are as follows: Buildings and structures: 3-50 years Machinery and equipment: 2-20 years	(2) Depreciation and amortization of fixed assets (a) Depreciation of property, plant and equipment: Same as the previous fiscal year (Change in Accounting Policy) In accordance with the amended Corporate Tax Law of Japan, effective from the current consolidated fiscal year, property, plant and equipment acquired on or after April 1, 2007 by the Company and its domestic subsidiaries is depreciated using the depreciation method based on the amended Corporate Tax Law of Japan. As a result of this change in accounting policy, operating income, ordinary income and income before income taxes decreased by ¥76,242,000, respectively, compared to what would have been recorded under the previous method. The effects of this change in accounting policy on business segments are described in the relevant sections below.
	(b) Amortization of intangible assets: straight-line method. Software (for use within the Company) is depreciated using the straight line method over the estimated length of time it can be used by the Company (5 years).	(b) Amortization of intangible assets: Same as the previous fiscal year

	Year ended November 30, 2006	Year ended November 30, 2007
	(3) Method of providing major allowances and reserves (a) Employees' pension and retirement benefits The Company provides an allowance for employee pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 10 years, beginning from the following fiscal year. Prior service cost is amortized by the straight-line method over 10 years.	(3) Method of providing major allowances and reserves (a) Employees' pension and retirement benefits Same as the previous fiscal year.
	(b) Retirement benefits for directors and statutory auditors Allowance for retirement benefits for directors and statutory auditors represents such retirement benefit obligations as of the balance sheet date calculated in accordance with the parent company's procedures pertaining to retirement benefits for directors and statutory auditors.	(b) Allowance for retirement benefits for directors and statutory auditors Same as the previous fiscal year.
	(c) Allowance for doubtful accounts: The Company provides an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts receivable and repayment of loans receivable, amongst others. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.	(c) Allowance for doubtful accounts: Same as the previous fiscal year.
	(4) Material currency conversion standards used by consolidated subsidiaries when converting assets and liabilities denominated in foreign currencies to Japanese yen, which form the basis of the consolidated financial statements Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using the spot exchange rates in effect at the consolidated closing date with any gains or losses included in earnings.	(4) Material currency conversion standards used by consolidated subsidiaries when converting assets and liabilities denominated in foreign currencies to Japanese yen, which form the basis of the consolidated financial statements Same as the previous fiscal year.

<table>
<tr><th></th><th>Year ended
November 30, 2006</th><th>Year ended
November 30, 2007</th></tr>
<tr><td></td><td>The assets and liabilities of overseas subsidiaries, among others, are translated into Japanese yen using the spot exchange rates in effect at the consolidated closing date and income, and expenses are translated using the average exchange rates prevailing during the year. Adjustments are included as "foreign currency translation adjustments" and "minority interests" in Net Assets.</td><td></td></tr>
<tr><td></td><td>(5) Leases

Financial leases of the Company and consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.</td><td>(5) Leases

Same as the previous fiscal year.</td></tr>
<tr><td></td><td>(6) Hedge Accounting
(a) Method of hedge accounting
(i) Recognition of gains and losses resulting from changes in fair value of derivative financial instruments are deferred until the related losses and gains on the hedged items are recognized.
(ii) The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standards of FX Trades etc.
Because interest rate swaps satisfy requirements for special treatment, special treatment is adopted.</td><td>(6) Hedge Accounting
(a) Method of hedge accounting
Same as the previous fiscal year.</td></tr>
<tr><td></td><td>(b) Hedge instruments and Hedged items
<table>
<tr><th>Hedging instruments</th><th>Hedged items</th></tr>
<tr><td>Forward foreign exchange contracts:</td><td>Financial assets and liabilities in foreign currency</td></tr>
<tr><td>Currency options:</td><td>Financial assets and liabilities in foreign currency</td></tr>
<tr><td>Interest rate swaps:</td><td>Loans payable</td></tr>
<tr><td>Commodity swaps:</td><td>Raw materials</td></tr>
</table></td><td>(b) Hedge instruments and Hedged items
Same as the previous fiscal year.</td></tr>
<tr><td></td><td>(c) Hedging Policy
The Company uses derivative financial instruments for the purpose of mitigating or avoiding the following risks which arise in the course of business: (i) fluctuation risks of foreign currency exchange rates; (ii) fluctuation risks of interest rates; and (iii) fluctuation risks of price of materials that the Company purchases.</td><td>(c) Hedging Policy
Same as the previous fiscal year.</td></tr>
</table>

	Year ended November 30, 2006	Year ended November 30, 2007
	(d) Assessment of hedging effectiveness The Company evaluates hedging effectiveness by comparing the changes in fair value of hedged items and hedging instruments. Because the special treatment is adopted for interest rate swaps, assessment of hedging effectiveness is omitted. (7) Accounting standards of overseas consolidated subsidiaries Overseas consolidated subsidiaries comply with the respective accounting standards of the countries in which they conduct their business. There are no significant differences between the accounting standards of overseas subsidiaries and those of the Company. (8) Consumption and other taxes Consumption taxes and local consumption taxes are excluded from the revenue and expense accounts which are subject to such taxes. (Excludes overseas subsidiaries).	(d) Assessment of hedging effectiveness Same as the previous fiscal year. (7) Accounting standards of overseas consolidated subsidiaries Same as the previous year. (8) Consumption and other taxes Same as the previous fiscal year.
5. Valuation of the assets and liabilities of consolidated subsidiaries	In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.	Same as the previous fiscal year.
6. Consolidation differences	Differences between the acquisition costs and the underlying net equities of investments in consolidated subsidiaries are recorded as consolidation differences in the consolidated balance sheet and amortized using the straight-line method over 5 years. If the amount is small, it is fully recognized as income or loss as incurred.	————
7. Goodwill and negative goodwill	————	Goodwill and negative goodwill are amortized using the straight-line method over 5 years. If the amount is small, it is fully recognized as income or loss as incurred.
8. Cash and cash equivalents	In preparing the consolidated statement of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.	Same as the previous fiscal year.

CHANGES IN ACCOUNTING POLICIES

Year ended November 30, 2006	Year ended November 30, 2007
(Accounting standards for impairment of fixed assets) Effective from the year ended November 30, 2006, the Company adopted "Opinion Concerning the Establishment of an Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002 and Accounting Standard Board Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets" issued by the Accounting Standards Board of Japan on October 31, 2003. This had no effect on profit and loss.	———
(Accounting standards for presentation of net assets in the balance sheet) Effective from the year ended November 30, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. Amount corresponding to conventional "total shareholders' equity" in the balance sheet is ¥31,760,952,000. "Net assets in the balance sheet" for the year ended November 30, 2006 is presented according to the revision of the Consolidated Financial Statements Regulations.	———

CHANGE IN PRESENTATION

Year ended November 30, 2006	Year ended November 30, 2007
————	(Consolidated Balance Sheet) Pursuant to the revision of the Consolidated Financial Statements Regulations, effective from the year ended November 30, 2007, the Company presents items which were presented as "Goodwill" and "Consolidation differences" in the year ended November 30, 2006 as "Goodwill" and "Negative Goodwill". (Consolidated Statement of Cash Flows) Pursuant to the revision of the Consolidated Financial Statements Regulations, effective from the year ended November 30, 2007, the Company presents items which were listed as "Amortization of consolidation differences" and "Amortization of goodwill" in the year ended November 30, 2006 as "Amortization of negative goodwill" and "Amortization of goodwill", respectively. Amortization of goodwill for the year ended November 30, 2006, amounting to ¥11 million, was included in "Depreciation and amortization, and other amortization expenses". Effective from the year ended November 30, 2007, the Company presents "Decrease (increase) in accumulated operating receivables" as a separate item. Decrease (increase) in accumulated operating receivables for the year ended November 30, 2006, amounting to ¥59 million, was included in "Decrease (increase) in notes and accounts receivable, trade".

NOTES TO:
(CONSOLIDATED BALANCE SHEET)

Year ended November 30, 2006	Year ended November 30, 2007
*1. Details of collateral (1) The following assets are pledged as factory foundation collateral (¥ thousands) Land 437,282 Buildings and structures 1,352,549 Total 1,789,832	*1. Details of collateral (1) The following assets, are pledged as factory foundation collateral (¥ thousands) Land 437,282 Buildings and structures 1,311,686 Total 1,748,968
(2) The following are pledged as collateral for other purposes (¥ thousands) Accounts receivable, trade and inventories 408,951 Investment securities 458,800	(2) The following are pledged as collateral for other purposes (¥ thousands) Accounts receivable, trade and inventories 677,010 Investment securities 337,590
The above assets are collateral for short-term loans payable in the amount of ¥ 1,434,231,000 and long-term loans payable in the amount of ¥ 174,720,000.	The above assets are collateral for short-term loans payable in the amount of ¥ 1,677,010,000 and long-term loans payable in the amount of ¥ 200,000,000.
(3) Amount of reductions from acquisition prices of fixed assets due to government subsidy and application of the Compulsory Land Purchase Law of Japan Cumulative advanced total of reductions ¥287,002	(3) Amount of reductions from acquisition prices of fixed assets due to government subsidy and application of the Compulsory Land Purchase Law of Japan Cumulative advanced total of reductions ¥287,002
*2. Investments in unconsolidated subsidiaries (¥ thousands) Investment securities (Capital stock) 63,482	*2. Investments in unconsolidated subsidiaries (¥ thousands) Investment securities (Capital stock) 55,982
*3 Pursuant to US GAAP SFAS 142 "Goodwill and Other Intangible Assets", the Company has ceased to systematically amortize goodwill resulting from acquisitions and other transactions made by the U.S. subsidiary, and now assesses such goodwill for impairment in accordance with the impairment tests for goodwill.	*3 Pursuant to US GAAP SFAS 142 "Goodwill and Other Intangible Assets", the Company has ceased to systematically amortize goodwill resulting from acquisitions and other transactions made by the U.S. subsidiary, and now assesses such goodwill for impairment in accordance with the impairment tests for goodwill.
*4. Contingent liabilities (1) The following are guarantees for loans payable (¥ thousands) Kioritz Echo Tobu Agricultural Machine Commercial Cooperative 67,177 Kioritz Echo Kyushu Agricultural Machine Commercial Cooperative 45,000 Kioritz Echo Hokkaido Agricultural Machine Commercial Cooperative 78,100 Iwami Echo Co., Ltd. 3,000 Employees' housing loan 4,706 Total 197,983	*4. Contingent liabilities (1) The following are guarantees for loans payable (¥ thousands) Kioritz Echo Tobu Agricultural Machine Commercial Cooperative 66,883 Kioritz Echo Kyushu Agricultural Machine Commercial Cooperative 50,000 Kioritz Echo Hokkaido Agricultural Machine Commercial Cooperative 78,350 Employees' housing loan 1,794 Total 197,027
*5. Discounts on notes and accounts receivable (¥ thousands) Total discounts 753,962	*5. Discounts on notes and accounts receivable (¥ thousands) Total discounts 679,322

(CONSOLIDATED STATEMENT OF INCOME)

Year ended November 30, 2006	Year ended November 30, 2007
*1. The following are the major components of selling, general and administrative expenses	*1. The following are the major components of selling, general and administrative expenses

Year ended November 30, 2006

*1. The following are the major components of selling, general and administrative expenses

	(¥ thousands)
Freight and storage	919,868
Advertising expenses	1,329,996
Salaries and benefits	4,149,077
Employees' pension and retirement benefit expenses	516,297
Allowance for retirement benefits for directors and statutory auditors	32,678
Employees' bonuses	824,073
Technical research expenses	2,967,164
Depreciation	335,294
Allowance for doubtful accounts	6,634

Research and development expenses included in selling, general and administrative expenses and cost of sales

	(¥ thousands)
Total research and development expenses	2,990,811

*2. Gain on sale of fixed assets

	(¥ thousands)
Buildings and structures	407
Other (Tools, fixtures, equipment)	821
Machinery, equipment and vehicles	2,153
Total	3,382

*3. Loss on elimination of fixed assets

	(¥ thousands)
Buildings and structures	19,587
Machinery, equipment and vehicles	15,990
Other (Tools, fixtures, equipment)	51,101
Demolition and removal expenses	55,321
Total	142,000

Year ended November 30, 2007

*1. The following are the major components of selling, general and administrative expenses

	(¥ thousands)
Freight and storage	980,341
Advertising expenses	1,222,887
Salaries and benefits	4,410,482
Employees' pension and retirement benefit expenses	538,612
Allowance for retirement benefits for directors and statutory auditors	34,776
Employees' bonuses	853,596
Technical research expenses	3,038,569
Depreciation	341,494
Allowance for doubtful accounts	25,309

Research and development expenses included in selling, general and administrative expenses and cost of sales

	(¥ thousands)
Total research and development expenses	3,055,556

*2. Gain on sale of fixed assets

	(¥ thousands)
Buildings and structures	125
Land	963
Other (Tools, fixtures, equipment)	11
Machinery, equipment and vehicles	1,795
Total	2,896

*3. Loss on elimination of fixed assets

	(¥ thousands)
Buildings and structures	4,205
Machinery, equipment and vehicles	2,819
Other (Tools, fixtures, equipment)	40,903
Demolition and removal expenses	12,872
Total	60,802

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

(Year ended November 30, 2006)

1. Matters related to issued and outstanding shares and treasury stock

Type of shares	Number of shares as of November 30, 2005	Increase in number of shares during the accounting period ended November 30, 2006	Decrease in number of shares during the accounting period ended November 30, 2006	Number of shares as of November 30, 2006
Issued and outstanding shares				
Common stock (shares)	69,042,000	—	—	69,042,000
Total	69,042,000	—	—	69,042,000
Treasury stock				
Common stock (shares) (Note)	104,000	19,000	—	123,000
Total	104,000	19,000	—	123,000

(Note) Increase in the number of treasury shares of common stock was due to purchases of 19,000 fractional shares

2. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends	Dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on February 24, 2006	Common stock	¥344,691,000	¥5.00	November 30, 2005	February 27, 2006

(2) Dividends whose record date is attributable to the accounting period ended November 30, 2006, the payment of which will occur after the said accounting period

Resolution	Type of shares	Resource of dividends	Total amount of dividends	Dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on February 27, 2007	Common stock	Retained earnings	¥344,593,000	¥5.00	November 30, 2006	February 28, 2007

(Year ended November 30, 2007)

1. Matters related to issued and outstanding shares and treasury stock

Type of shares	Number of shares as of November 30, 2006	Increase in number of shares during the accounting period ended November 30, 2007	Decrease in number of shares during the accounting period ended November 30, 2007	Number of shares as of November 30, 2007
Issued and outstanding shares				
Common stock (shares)	69,042,000	—	—	69,042,000
Total	69,042,000	—	—	69,042,000
Treasury stock				
Common stock (shares) (Note)	123,000	24,000	—	148,000
Total	123,000	24,000	—	148,000

(Note) Increase in the number of treasury shares of common stock was due to purchases of 24,000 fractional shares

2. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends	Dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on February 27, 2007	Common stock	¥344,593,000	¥5.00	November 30, 2006	February 28, 2007

(2) Dividends whose record date is attributable to the accounting period ended November 30, 2007, the payment of which will occur after the said accounting period

Resolution	Type of shares	Resource of dividends	Total amount of dividends	Dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on February 28, 2008	Common stock	Retained earnings	¥413,362,000	¥6.00	November 30, 2007	February 29, 2008

(CONSOLIDATED STATEMENT OF CASH FLOWS)

Year ended November 30, 2006	Year ended November 30, 2007
*1. Reconciliation of cash (As of November 30, 2006) Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows: (¥ thousands) Cash 3,324,912 Cash and cash equivalents 3,324,912	*1. Reconciliation of cash (As of November 30, 2006) Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows: (¥ thousands) Cash 3,414,229 Cash and cash equivalents 3,414,229
*2. Significant non-fund transactions None.	*2. Significant non-fund transactions None.
*3. Increase in assets and liabilities due to business transfer Crary Industries, a U.S. subsidiary which was established on April 1, 2006 by Echo, Incorporated, a consolidated subsidiary of the Company, acquired all of the businesses of TerraMarc Industries. The increase in assets and liabilities as a result of the business transfer, related business transfer costs and net expenditure of the business transfer are as follows: (¥ thousands) Current assets 1,730,054 Fixed assets 627,667 Current liabilities (527,337) Long-term liabilities (13,885) Business transfer costs 1,771,500 Cash and cash equivalents acquired through the business transfer (16,657) (Balance) Payment for business transfer 1,754,842	———

(LEASE TRANSACTIONS)

Year ended November 30, 2006

1. Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(a) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery and equipment	1,065,170	634,449	430,720
Tools, fixtures, equipment	276,485	140,342	136,143
Intangible assets	37,636	19,487	18,148
Total	1,379,291	794,279	585,012

(b) Lease commitments

	(¥ thousands)
Due within one year	202,220
Due over one year	381,775
Total	583,996

(c) Lease expenses, depreciation equivalents and interest expense equivalents

	(¥ thousands)
Lease expenses	239,966
Depreciation equivalents	222,455
Interest expenses equivalents	17,474

(d) Calculation method of depreciation equivalents and interest equivalents

(i) Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.
(ii) Interest expense equivalents are calculated as the difference between the total lease payments and the acquisition cost equivalent of such leased property, with the amount allocated to each relevant accounting period calculated on the interest method.

2. Lessee lease - Operating lease

	(¥ thousands)
Due within one year	29,017
Due over one year	61,358
Total	90,375

Year ended November 30, 2007

1. Lessee lease – Finance lease

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

(a) Purchase price equivalents, accumulated depreciation equivalents and book value equivalents of leased properties

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery and equipment	868,422	377,847	490,575
Tools, fixtures, equipment	259,043	139,171	119,871
Intangible assets	19,366	10,780	8,586
Total	1,146,832	527,799	619,033

(b) Lease commitments

	(¥ thousands)
Due within one year	167,712
Due over one year	453,398
Total	621,111

(c) Lease expenses, depreciation equivalents and interest expense equivalents

	(¥ thousands)
Lease expenses	249,233
Depreciation equivalents	220,127
Interest expenses equivalents	14,496

(d) Calculation method of depreciation equivalents and interest equivalents

Same as the previous fiscal year

2. Lessee lease - Operating lease

	(¥ thousands)
Due within one year	19,497
Due over one year	9,546
Total	29,044

(SECURITIES)

(Year ended November 30, 2006)

1. Held-to-maturity debt securities with fair market value (¥ thousands)

Classification Securities with book value exceeding acquisition cost	Acquisition cost	Book value	Difference
Equity securities	1,464,598	4,972,798	3,508,220
Sub-total	1,464,598	4,972,798	3,508,220
Securities with book value not exceeding acquisition cost	Acquisition cost	Book value	Difference
Equity securities (Note)	45,092	32,483	(12,608)
Sub-total	45,092	32,483	(12,608)
Total	1,509,690	5,005,281	3,495,591

(Note) The Kioritz Group recognizes impairment losses on securities where the acquisition price of available-for-sale securities has declined by more than 50% from their fair market value. No impairment losses were recognized in the year ended November 30, 2006.

2. Total sale of available-for-sale securities

The total amount of profit or loss from the sale of available-for-sale securities is insignificant, and has therefore been omitted.

3. Securities not measured at fair market value

(¥ thousands)

Available-for-sale securities	Book value
Unlisted equity securities	431,580
Unlisted bonds	264,961
Total	696,541

4. The redemption schedule of available-for-sale securities with maturities

(as of November 30, 2006) (¥ thousands)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental bonds	—	39,965	—	—
Corporate bonds	—	—	—	—
Other	224,995	—	—	—
Total	224,995	39,965	—	—

(SECURITIES)

(Year ended November 30, 2007)

1. Held-to-maturity debt securities with fair market value

(¥ thousands)

Classification			
Securities with book value exceeding acquisition cost	Acquisition cost	Book value	Difference
Equity securities	1,459,840	4,079,886	2,620,045
Sub-total	1,459,840	4,079,886	2,620,045
Securities with book value not exceeding acquisition cost	Acquisition cost	Book value	Difference
Equity securities (Note)	260,692	168,501	(92,191)
Sub-total	260,692	168,501	(92,191)
Total	1,720,533	4,248,388	2,527,854

(Note) The Kioritz Group recognizes impairment losses on securities where the acquisition price of available-for-sale securities has declined by more than 50% from their fair market value. No impairment losses were recognized in the year ended November 30, 2006.

2. Total sale of available-for-sale securities

The total amount of profit or loss from the sale of available-for-sale securities is insignificant, and has therefore been omitted.

3. Securities not measured at fair market value

(¥ thousands)

Available-for-sale securities	Book value
Unlisted equity securities	433,580
Unlisted bonds	263,532
Total	697,112

4. The redemption schedule of available-for-sale securities with maturities

(as of November 30, 2007)

(¥ thousands)

	Due within 1 year	1 to 5 years	5 to 10 years	Over 10 years
Bonds				
Governmental bonds	39,987	—	—	—
Corporate bonds	—	—	—	—
Other	124,690	98,854	—	—
Total	164,678	98,854	—	—

(DERIVATIVE TRANSACTIONS)

(Year ended November 30, 2006)

1. Status of derivative transactions

With respect to derivative transactions, the Kioritz Group focuses on hedging risks as part of its financial risk management measures. Specifically, the Kioritz Group utilizes forward foreign exchange contracts to reduce future foreign currency exchange risks of assets and liabilities denominated in foreign currencies. In addition, the Kioritz Group utilizes interest rate swap transactions to fix interest on borrowings which are affected by floating interest rates, and commodity swap transactions to reduce fluctuation risks of prices of materials that the Kioritz Group purchases. The Kioritz Group chooses financial institutions with high credit standing as its counter parties, in order to avoid credit risks as much as possible.

Furthermore, derivative transactions are conducted pursuant to internal rules on operations which stipulate the appropriate operating policies, management structure and implementation procedures.

Hedge instruments are described in "(6) Hedge Accounting" of "4. Accounting Policies" of "Significant Accounting Policies".

2. Fair value, etc. of derivative transactions

Notional amounts, fair value and valuation gain or loss of derivative transactions (¥ thousands)

	Type of transaction	Notional amount	Portion due after one year	Fair value	Unrealized gain (loss)
Non-market transactions	Forward foreign exchange contracts Buying position US$	773,427	232,960	734,947	(38,479)
Total		773,427	232,960	734,947	(38,479)

(Notes) 1. Fair value of forward foreign exchange contracts is based on appraised amounts obtained from the financial institutions that executed such transactions.

2. Derivative transactions allocated to financial assets and liabilities denominated in foreign currencies, among others, pursuant to the "Accounting Standards for Foreign Currency Transaction" are excluded from disclosure.

3. Because the special treatment is adopted for interest rate swaps, they are not included in the scope of these notes.

4. Because commodity swap transactions contracts are applied by hedge accounting, they are not included in the scope of these notes.

(Year ended November 30, 2007)

1. Status of derivative transactions

With respect to derivative transactions, the Kioritz Group focuses on hedging risks as part of its financial risk management measures. Specifically, the Kioritz Group utilizes forward foreign exchange contracts to reduce future foreign currency exchange risks of assets and liabilities denominated in foreign currencies. In addition, the Kioritz Group utilizes interest rate swap transactions to fix interest on borrowings which are affected by floating interest rates, and commodity swap transactions to reduce fluctuation risks of prices of materials that the Kioritz Group purchases. The Kioritz Group chooses financial institutions with high credit standing as its counter parties, in order to avoid credit risks as much as possible.

Furthermore, derivative transactions are conducted pursuant to internal rules on operations which stipulate the appropriate operating policies, management structure and implementation procedures.

Hedge instruments are described in "(6) Hedge Accounting" of "4. Accounting Policies" of "Significant Accounting Policies".

2. Fair value, etc. of derivative transactions

Notional amounts, fair value and valuation gain or loss of derivative transactions (¥ thousands)

	Type of transaction	Notional amount	Portion due after one year included herein	Fair value	Unrealized gain (loss)
Non-market transactions	Forward foreign exchange contracts Buying position US$	1,690,802	440,600	1,490,875	(199,927)
Total		1,690,802	440,600	1,490,875	(199,927)

(Notes) 1. Fair value of forward foreign exchange contracts is based on appraised amounts obtained from the financial institutions that executed such transactions.

2. Derivative transactions allocated to financial assets and liabilities denominated in foreign currencies, among others, pursuant to the "Accounting Standards for Foreign Currency Transaction" are excluded from disclosure.

3. Because the special treatment is adopted for interest rate swaps, they are not included in the scope of these notes.

4. Because commodity swap transactions contracts are applied by hedge accounting, they are not included in the scope of these notes.

(EMPLOYEES' PENSION AND RETIREMENT BENEFITS)

Year ended November 30, 2006

1. Summary of the employees' pension and retirement benefit

The Company and its consolidated domestic subsidiaries (excluding foreign subsidiaries and certain domestic subsidiaries) employ two types of contributory defined benefit plans, which are the tax-qualified pension plan and the lump-sum severance payment plan. In addition to the above, the Company has a corporate pension plan (the Tokyo Metal Business Pension Plan) (*tokyo kinzoku jigyou kousei nenkin kikin*) (the "Plan") which is administered by several business owners. The Plan utilizes exceptional processing as stipulated in No. 33 of the Practical Guidelines Concerning Retirement Benefits Accounting. Among the balance of pension assets of the Plan, the balance of pension assets held by the Company and its subsidiaries at the end of the fiscal year, based on contribution rate of the Company and its consolidated subsidiaries, is ¥10,041,329,000. Other than the above, certain foreign subsidiaries employ a defined contribution pension plan.

2. Liabilities for employees' pension and retirement benefits (as of November 30, 2006)

	(¥ thousands)
(a) Retirement benefit obligation	(8,163,591)
(b) Pension plan assets	3,721,340
(c) Unfunded pension obligation ((a) + (b))	(4,442,251)
(d) Unrecognized actuarial differences	448,100
(e) Unrecognized prior service cost	(63,510)
(f) Net of employees' pension and retirement benefit obligation ((c) + (d) + (e))	(4,057,660)
(g) Prepaid pension cost	—
(h) Employees' pension and retirement benefits ((f) – (g))	(4,057,660)

(Note) Consolidated subsidiaries (excluding foreign subsidiaries) calculated the projected benefit obligations using the simplified method.

3. Employees' pension and retirement benefits expenses

	(¥ thousands)
(a) Service cost	494,214
(b) Interest cost	176,357
(c) Expected return on plan assets	(73,203)
(d) Contribution to comprehensive employees' pension fund	420,249
(e) Amortization of actuarial differences	97,323
(f) Amortization of prior service cost	(5,971)
(g) Employees' pension and retirement benefit expenses ((a) + (b) + (c) + (d) + (e) + (f))	1,108,970

(Notes) 1. Employees' contributions to the employees' pension fund are excluded.

2. Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are recorded in "(a) Service cost."

Year ended November 30, 2007

1. Summary of the employees' pension and retirement benefit

The Company and its consolidated domestic subsidiaries (excluding foreign subsidiaries and certain domestic subsidiaries) adopt two types of contributory defined benefit plans, which are the tax-qualified pension plan and the lump-sum severance payment plan. In addition to the above, the Company has a corporate pension plan (the Tokyo Metal Business Pension Plan) (*tokyo kinzoku jigyou kousei nenkin kikin*) (the "Plan") which is administered by several business owners. The Plan utilizes exceptional processing as stipulated in No. 33 of the Practical Guidelines Concerning Retirement Benefits Accounting. Among the balance of pension assets of the Plan, the balance of pension assets held by the Company and its subsidiaries at the end of the fiscal year, based on contribution rate of the Company and its consolidated subsidiaries, is ¥10,414,320,000. Other than the above, certain foreign subsidiaries employ a defined contribution pension plan.

2. Liabilities for employees' pension and retirement benefits (as of November 30, 2007)

	(¥ thousands)
(a) Retirement benefit obligation	(8,061,769)
(b) Pension plan assets	3,843,045
(c) Unfunded pension obligation ((a) + (b))	(4,218,723)
(d) Unrecognized actuarial differences	425,534
(e) Unrecognized prior service cost	(57,539)
(f) Net of employees' pension and retirement benefit obligation ((c) + (d) + (e))	(3,850,728)
(g) Prepaid pension cost	—
(h) Employees' pension and retirement benefits ((f) – (g))	(3,850,728)

(Note) Consolidated subsidiaries (excluding foreign subsidiaries) calculated the projected benefit obligations using the simplified method.

3. Employees' pension and retirement benefits expenses

	(¥ thousands)
(a) Service cost	540,442
(b) Interest cost	174,997
(c) Expected return on plan assets	(79,284)
(d) Contribution to comprehensive employees' pension fund	411,990
(e) Amortization of actuarial differences	92,579
(f) Amortization of prior service cost	(5,971)
(g) Employees' pension and retirement benefit expenses ((a) + (b) + (c) + (d) + (e) + (f))	1,134,754

(Notes) 1. Employees' contributions to the employees' pension fund are excluded.

2. Employees' pension and retirement benefit expenses of consolidated subsidiaries using the simplified method are recorded in "(a) service cost."

4. Basis for calculation of employees' pension and retirement benefits	4. Basis for calculation of employees' pension and retirement benefits
(a) Periodic allocation of anticipated employees' pension and retirement benefits: Allocated equally to each service year	(a) Periodic allocation of anticipated employees' pension and retirement benefits: Allocated equally to each service year
(b) Discount rate: 2.5%	(b) Discount rate: 2.5%
(c) Expected rate of return on plan assets: 2.5%	(c) Expected rate of return on plan assets: 2.5%
(d) Amortization of unrecognized actuarial differences: 10 years	(d) Amortization of unrecognized actuarial differences: 10 years
(Actuarial differences are to be charged to expenses from the following fiscal year using the straight-line method based on determined years within average remaining service periods of the employees when incurred.)	(Actuarial differences are to be charged to expenses from the following fiscal year using the straight-line method based on determined years within average remaining service periods of the employees when incurred.)
(e) Amortization of unrecognized prior service cost: 10 years	(e) Amortization of unrecognized prior service cost: 10 years
(Prior service cost is to be charged to expenses using the straight-line method based on a determined number of years within the average remaining service periods of the employees when incurred.)	(Prior service cost is to be charged to expenses using the straight-line method based on a determined number of years within the average remaining service periods of the employees when incurred.)

(DEFERRED INCOME TAXES)

1. Significant components of deferred tax assets and liabilities (¥ thousands)

	Year ended November 30, 2006	Year ended November 30, 2007
Deferred tax assets:		
Loss carried forward	166,454	236,096
Allowance for employee pension and retirement benefits	1,594,230	1,502,320
Allowance for retirement benefits for directors and statutory auditors	52,572	49,253
Allowance for doubtful accounts	546,316	459,503
Inventories	87,008	120,060
Fixed assets	92,528	123,571
Loss on devaluation of golf club membership	10,787	9,016
Accrued expenses	359,012	439,231
Accrued business tax	27,983	28,143
Unrealized gains on fixed assets and inventories	660,215	624,111
Depreciation and amortization	27,910	61,910
Other	18,533	11,022
Sub-total	3,643,552	3,664,242
Less valuation allowance	(75,445)	(195,979)
Total deferred tax assets	3,568,106	3,468,263
Deferred tax liabilities:		
Reserve for deferred gains on sale of property	(1,002,728)	(979,848)
Adjustment of allowance for doubtful accounts	(4,033)	(5,615)
Unrealized gains or losses on securities holding	(1,409,819)	(1,019,596)
Retained earnings of foreign subsidiaries	(121,804)	(86,747)
Gain and loss on deferred hedge	(11,145)	(22,373)
Other	(22,935)	(21,691)
Total deferred tax liabilities	(2,572,466)	(2,135,872)
Net deferred tax assets	995,640	1,332,391
(Note) Net deferred tax assets and liabilities were included in the consolidated balance sheet as follows:		
Current assets – Deferred tax assets	1,000,545	1,114,755
Fixed assets – Deferred tax assets	337,083	277,816
Current liabilities – Deferred tax liabilities	432	1,104
Long-term liabilities – Deferred tax liabilities	341,555	59,076

2. Differences between the statutory tax rate and the effective tax rate

	Year ended November 30, 2006 (%)	Year ended November 30, 2007 (%)
Statutory tax rate	40.3	40.3
Permanent difference - expenses	1.5	1.7
Permanent difference - revenue	(0.7)	(3.4)
Per capita inhabitant taxes	0.8	0.8
Special deduction in experiment and research expenses	(2.8)	(2.3)
Foreign corporation tax	(3.9)	(3.2)
Other	4.2	7.7
Effective tax rate	39.4	41.6

(SEGMENT INFORMATION)

1. Business segment information

   Fiscal Year ended November 30, 2006: For the fiscal year ended November 30, 2006, the sales, operating loss and assets of the Agricultural and Forestry Machinery Related Business accounted for over 90% of the consolidated sales, total amount of operating profit and loss in segments where such operating profit and loss were recorded, and the total amount of assets of all segments. Accordingly, business segment information is omitted.

   Fiscal Year ended November 30, 2007: For the fiscal year ended November 30, 2007, the sales, operating loss and assets of the Agricultural and Forestry Machinery Related Business accounted for over 90% of the consolidated sales, total amount of operating profit and loss in segments where such operating profit and loss were recorded, and the total amount of assets of all segments. Accordingly, business segment information is omitted.

2. Geographical segment information

(¥ thousands)

	Year ended November 30, 2006					
	Japan	North America	Asia	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	30,822,503	38,185,954	—	69,008,457	—	69,008,457
Inter-segment	15,444,321	1,053,465	702,080	17,199,867	(17,199,867)	—
Total sales	46,266,824	39,239,419	702,080	86,208,324	(17,199,867)	69,008,457
Operating expenses	43,146,681	37,024,620	770,046	80,941,348	(15,387,414)	65,553,933
Operating income (loss)	3,120,143	2,214,799	(67,965)	5,266,976	(1,812,452)	3,454,523
2. Assets	37,126,726	19,232,184	553,491	56,912,402	6,119,622	63,032,025

(¥ thousands)

	Year ended November 30,2007					
	Japan	North America	Asia	Total	Eliminations or Corporate	Consolidated
1. Sales and operating income:						
Sales						
Unaffiliated customers	31,324,609	42,053,240	—	73,377,850	—	73,377,850
Inter-segment	17,814,041	1,302,944	2,077,541	21,194,527	(21,194,527)	—
Total sales	49,138,651	43,356,185	2,077,541	94,572,378	(21,194,527)	73,377,850
Operating expenses	46,183,597	40,869,661	1,933,705	88,986,964	(19,385,506)	69,601,458
Operating income (loss)	2,955,053	2,486,523	143,835	5,585,413	(1,809,021)	3,776,391
2. Assets	37,347,838	19,579,576	706,776	57,634,191	4,057,102	61,691,293

(Notes) 1. Unallocable operating expenses included in "Eliminations or Corporate" mainly consist of costs related to the administrative departments of the head office of the parent company, such as the General Affairs and Accounting Departments.
- Year ended November 30, 2006 ¥1,674,656,000
- Year ended November 30, 2007 ¥1,776,292,000

2. Corporate assets included in "Eliminations or Corporate" mainly consist of surplus funds (marketable securities), long- term investments (investment securities), and assets which belong to administrative departments, such as the General Affairs and Accounting Departments.
- Year ended November 30, 2006 ¥8,352,820,000
- Year ended November 30, 2007 ¥7,180,358,000

3. Classification of country or area /Major countries or areas included in each segment

   (1) Geographical distances are considered in classification of country or area.
   (2) Major countries or areas included in each segment are as follows:

North America	U.S.A., Canada
Asia	China

4. As discussed in "SIGNIFICANT ACCOUNTING POLICIES", "Changes in Accounting Policies", effective from the year ended November 30, 2007, the Company changed its depreciation method to

one which is based on the revised Corporate Tax Law of Japan, for property, plant and equipment acquired on or after April 1, 2007. The effect of this change in method of accounting was to increase operating expenses by ¥76,242,000 in the "Japan" segment, and to decrease operating income by the same amount, compared with what would have been recorded under the previous method.

3. Overseas sales

(¥ thousands)

	Year ended November 30, 2006		
	North America	Others	Total
Overseas sales	37,446,645	7,711,565	45,158,210
Consolidated sales			69,008,457
Percentage of overseas sales over consolidated sales	54.3%	11.1%	65.4%

(¥ thousands)

	Year ended November 30, 2007		
	North America	Others	Total
Overseas sales	40,758,149	8,892,203	49,650,352
Consolidated sales			73,377,850
Percentage of overseas sales over consolidated sales	55.5%	12.2%	67.7%

(Notes) 1. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

2. Classification of country or area /Major countries or areas included in each segment

(1) Geographical distances are considered in classification of country or area.
(2) Major countries or areas included in each segment are as follows:

North America	U.S.A., Canada
Others	France, Italy, U.K., Taiwan

4. Related party transactions

- Year ended November 30, 2006: N/A
- Year ended November 30, 2007: Details of the major corporate shareholder are as follows:

Company name	Address	Common stock (¥ thousands)	Principal Activities	Percentage of Voting Rights	Description of relationship		Details of transactions	Amount of transactions (¥ thousands)	Items	Balance at fiscal year end (¥ thousands)
					Position of the Company's officers in Mitsui	Business relationship				
Mitsui & Co., Ltd. (major corporate shareholder)	Chiyoda-ku, Tokyo	¥336,701,106	Trading company	The Company directly holds 17.08% of Mitsui's shares.	One person also serves as officer of Mitsui.	Exclusive sales agency for the Company's products, purchasing of raw materials	Sales and marketing transactions, purchasing of raw materials	¥1,924,912	Notes and accounts receivable, trade	¥638,440

(Note) Consumption tax and other similar charges are not included in "Amount of transactions" above, but are included in "Balance at fiscal year end", respectively.

Terms and conditions of transactions and determination of policies thereof

The prices of agricultural and forestry machinery products and raw materials, among others, are determined in the same manner as ordinary transactions, through discussions between the Company and Mitsui & Co., Ltd., taking into consideration the market price and overall costs.

(PER SHARE INFORMATION)

	Year ended November 30, 2006	Year ended November 30, 2007
Shareholders' equity per share	¥436.67	¥440.25
Net income per share (Primary)	¥20.51	¥21.64
Net income per share (Diluted)	Net income per share (Diluted) was not presented because there was no potential common stock outstanding.	Same as the previous fiscal year

(Note) The basis for calculation of net income per share was as follows:

	Year ended November 30, 2006	Year ended November 30, 2007
Net income on the consolidated statement of income (¥ thousands)	1,413,620	1,490,988
Net income attributable to common stock (¥ thousands)	1,413,620	1,490,988
Amounts not attributable to shareholders of common stock (¥ thousands)	—	—
Average number of shares of common stock outstanding during the year (shares)	68,927,099	68,904,857

(SUBSEQUENT EVENTS)

There is no matter that falls under this item.

CONSOLIDATED SUPPLEMENTARY STATEMENT

1. Schedule of bonds payable

   N/A

2. Schedule of borrowings

	Balance as of November 30, 2006 (¥ thousands)	Balance as of November 30, 2007 (¥ thousands)	Average Interest Rate (%)	Repayment Deadline
Short-term loans payable	6,360,334	5,257,501	3.3	—
Long-term loans scheduled to be repaid within one year	1,742,308	1,466,941	5.1	—
Long-term loans (excluding ones scheduled to be repaid within one year)	1,998,197	2,160,129	3.2	July 2009 ~ August 2017
Total	10,100,839	8,884,572	—	—

(Notes) 1. With respect to "Average interest rate" above, weighted average rate against balance at end of fiscal year of debts, among others, is displayed.

2. Scheduled repayment amount of long-term loans (excluding loans scheduled to be repaid within one year) within 5 years after the consolidated settlement date is as follows:

(¥ thousands)

	Over 1 year and within 2 years	Over 2 years and within 3 years	Over 3 years and within 4 years	Over 4 years and within 5 years	Over 5 years
Long-term debt	765,910	1,202,342	43,482	24,732	123,661

3. Others

   N/A

Exhibit B.

Consolidated Financial Data for Shindaiwa Corporation (the "Company") extracted from its 46th Annual Securities Report, submitted as of June 25, 2007 (pages 31 ~ 65)

V. Financial Condition

1. Methods of Preparation of Consolidated Financial Statements and Financial Statements

(1) The consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Consolidated Financial Statements. (Finance Ministerial Ordinance No. 28 of 1976) (the "Consolidated Financial Statements Regulations").

The consolidated financial statements for the year ended March 31, 2006 have been prepared in accordance with the Consolidated Financial Statements Regulations prior to amendment. The consolidated financial statements for the year ended March 31, 2007 have been prepared in accordance with the Consolidated Financial Statements Regulations as amended.

(2) The financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Financial Statements. (Finance Ministerial Ordinance No. 59 of 1963) (the "Financial Statements Regulations").

The financial statements for the year ended March 31, 2006 have been prepared in accordance with the Financial Statements Regulations prior to amendment. The financial statements for the year ended March 31, 2007 have been prepared in accordance with the Financial Statements Regulations as amended.

2. Audit Certificate

The consolidated financial statements and financial statements of the Company for the year ended March 31, 2006 and the accounting period ended March 31, 2006, and the consolidated financial statements and financial statements of the Company for the year ended November 30, 2007 and the accounting period ended November 30, 2007, have been audited by certified public accountants Nishi Nihon & Co pursuant to Article 193-2 of the Securities and Exchange Law of Japan.

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

(¥ thousands)

ASSETS	(Note)	Year ended March 31, 2006		Year ended March 31, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Current Assets					
Cash	*7	1,695,323		1,099,841	
Notes and accounts receivable, trade		7,361,882		9,038,313	
Inventories		3,969,246		5,079,845	
Deferred tax assets		357,232		354,273	
Other		408,440		480,767	
Allowance for doubtful accounts		(137,128)		(137,877)	
Total Current Assets		13,654,994	65.0	15,915,162	66.8
Fixed Assets					
Property, Plant and Equipment	*1, 2				
Buildings and structures		2,340,341		2,272,247	
Machinery, equipment and vehicles		276,883		437,844	
Land		2,050,202		2,044,277	
Construction in progress		179,582		326,455	
Other		367,377		379,514	
Total		5,214,385	24.8	5,460,337	22.9
Intangible Assets		69,191		117,961	
Total		69,191	0.3	117,961	0.5
Investment and Other Assets					
Investment securities	*3	758,829		827,053	
Other		1,353,388		1,536,758	
Allowance for doubtful accounts		(35,520)		(35,529)	
Total		2,076,697	9.9	2,328,283	9.8
Total Fixed Assets		7,360,273	35.0	7,906,581	33.2
TOTAL ASSETS		21,015,267	100.0	23,821,743	100.0

(¥ thousands)

LIABILITIES	(Note)	Year ended March 31, 2006		Year ended March 31, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Current Liabilities					
Accounts payable		5,819,316		7,752,790	
Short-term loans payable	*2	2,189,627		2,851,000	
Income tax payable		257,477		289,002	
Other accounts payable		1,099,401		1,255,903	
Allowance for bonus to directors and statutory auditors		—		33,200	
Other		890,621		849,138	

Total Current Liabilities		10,256,443	48.8	13,031,033	54.7
Long-term Liabilities					
Long-term loans payable	*2	2,396,000		1,805,000	
Deferred tax liabilities		159,299		210,350	
Retirement benefits for directors and statutory auditors		154,283		164,667	
Other		72,651		104,187	
Total Long-term Liabilities		2,782,233	13.2	2,284,203	9.6
TOTAL LIABILITIES		13,038,676	62.0	15,315,236	64.3
MINORITY INTEREST		52,681	0.3	—	—

(¥ thousands)

EQUITY	(Note)	Year ended March 31, 2006		Year ended March 31, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Capital stock		2,833,200	13.5	—	—
Capital surplus		2,960,071	14.1	—	—
Retained earnings	*5	2,351,704	11.2	—	—
Unrealized gains or losses on securities holdings		110,073	0.5	—	—
Foreign currency translation adjustments		79,248	0.4	—	—
Treasury stock, at cost		(410,386)	(2.0)	—	—
TOTAL EQUITY		7,923,910	37.7	—	—
TOTAL LIABILITIES, MINORITY INTERESTS AND EQUITY		21,015,267	100.0	—	—

(¥ thousands)

NET ASSETS	(Note)	Year ended March 31, 2006		Year ended March 31, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Shareholders' Equity					
Capital stock				2,833,200	
Capital surplus				2,951,044	
Retained earnings				2,790,994	
Treasury stock, at cost				(351,403)	
Total shareholders' equity				8,223,836	34.5
Valuation and translation adjustments					
Unrealized gains or losses on securities holdings				86,099	
Deferred gains or losses on hedges				29,662	
Foreign currency translation adjustments				112,632	
Total valuation and translation adjustments				228,392	1.0
Minority Interest				54,280	0.2
TOTAL NET ASSETS				8,506,507	35.7
TOTAL LIABILITIES AND NET ASSETS				23,821,743	100.0

CONSOLIDATED INCOME STATEMENT (¥ thousands)

	(Note)	Year ended March 31, 2006		Year ended March 31, 2007	
		Amount	Percentage over total assets	Amount	Percentage over total assets
Sales		25,289,611	100.0	28,384,960	100.0
Cost of sales	*2	17,948,384	71.0	19,943,670	70.3
Gross profit		7,341,227	29.0	8,441,291	29.7
Selling, general and administrative expenses	*1, 2	6,203,543	24.5	6,871,324	24.2
Operating income		1,137,684	4.5	1,569,967	5.5
Non-operating income					
Interest income		17,869		37,156	
Dividend income		13,145		9,346	
Purchase discount		23,314		13,022	
Management consulting fee		11,236		10,411	
Other		44,068		43,636	
Total		109,632	0.4	113,571	0.4
Non-operating expenses					
Interest expense		35,437		45,432	
Sales discounts		72,253		70,715	
Fees incurred upon receivable transfer		68,432		38,627	
Foreign exchange gains or losses		211,731		236,899	
Other		9,259		9,268	
Total		397,113	1.6	400,941	1.4
Ordinary income		850,203	3.4	1,282,597	4.5
Extraordinary profit					
Gain on sale of fixed assets	*3	163		6,074	
Gain on sale of investment securities		57,297		2,948	
Total		57,460	0.2	9,022	0.0
Special Expenses					
Loss on retirement of fixed assets	*4	19,012		136,474	
Loss on disposal of fixed assets	*5	—		480	
Impairment loss	*6	28,336		1,035	
Loss on devaluation of investment securities		—		15,000	
Loss on devaluation of golf club memberships		534		—	
Total		47,882	0.2	152,989	0.5
Income before income taxes		859,782	3.4	1,138,630	4.0
Income taxes - current		349,859		462,804	
Income tax - deferred		44,511		50,730	
Total		394,369	1.6	513,533	1.8
Profit of minority shareholders		—	—	7,763	0.0
Loss of minority shareholders		174	0.0	—	—
Net Income		465,586	1.8	617,334	2.2

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

	(Note)	Year ended March 31, 2006
		Amount (¥ thousands)
Capital Surplus		
Balance at beginning of fiscal year		2,976,288
Decrease in capital surplus		
Surplus from disposal of treasury stock		16,217
Balance at end of year		2,960,071
Retained earnings		
Retained earnings at beginning of year		2,009,158
Increase in retained earnings		
Net income		465,586
Decrease in retained earnings		
Cash dividends paid		109,139
Bonuses paid to directors and statutory auditors		13,900
Total		123,039
Balance at end of year		2,351,704

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the year ended March 31, 2007 (¥ thousands)

	Shareholders equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders equity
Balance as of March 31, 2006	2,833,200	2,960,071	2,351,704	(410,386)	7,734,589
Changes of amount during the accounting period					
Dividend from surplus (Note)			(147,644)		(147,644)
Directors bonuses (Note)			(30,400)		(30,400)
Net income			617,334		617,334
Acquisition of treasury stock				(7,019)	(7,019)
Disposal of treasury stock		(9,026)		66,002	56,975
Total changes of amount during the accounting period	—	(9,026)	439,290	58,983	489,246
Balance as of March 31, 2007	2,833,200	2,951,044	2,790,994	(351,403)	8,223,836

	Valuation and translation adjustments				Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	110,703	—	79,248	189,321	52,681	7,976,592
Changes of amount during the accounting period						
Dividend from surplus (Note)						(147,644)
Directors bonuses (Note)						(30,400)
Net income						617,334
Acquisition of treasury stock						(7,019)
Disposal of treasury stock						56,975
Net changes of amount other than shareholders' equity	(23,974)	29,662	33,383	39,071	1,598	40,670
Total changes of amount during the accounting period	(23,974)	29,662	33,383	39,071	1,598	529,916
Balance as of March 31, 2007	86,099	29,662	112,632	228,392	54,280	8,506,507

(Note) The Consolidated Statement of Changes in Net Assets above have been resolved at the ordinary general meeting of shareholders held on June 23, 2006.

CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ thousands)

	(Note)	Year ended March 31, 2006 Amount	Year ended March 31, 2007 Amount
Cash flows from operating activities			
Income before income taxes and minority interests		859,782	1,138,630
Depreciation and amortization		355,318	441,724
Loss on impairment		28,336	1,035
Increase (decrease) in employees' pension and retirement benefits		(47,489)	(182,948)
Increase (decrease) in retirement benefits for directors and statutory auditors		13,733	10,383
Increase (decrease) in allowance for bonuses paid to directors and statutory auditors		—	33,200
Increase (decrease) in allowance for doubtful accounts		(34,684)	33
Interest and dividend income		(31,014)	(46,502)
Interest expense		35,437	45,432
Equity in earnings of affiliates		(4,591)	(5,212)
Foreign exchange loss (gain)		130,771	23,857
Gain on sale of investment securities		(57,297)	(2,948)
Loss on devaluation of investment securities		—	15,000
Loss on elimination of fixed assets		19,012	106,794
Loss on sale of fixed assets		(163)	(6,074)
Loss on devaluation of golf club memberships		534	—
Decrease (increase) in notes and accounts receivable, trade		(17,069)	(1,467,418)
Decrease (increase) in inventories		70,464	(1,103,254)
Increase (decrease) in notes and accounts payable, trade		785,398	1,882,613
Increase (decrease) in consumption taxes payable		(2,778)	(118,583)
Bonuses paid to directors and statutory auditors		—	(30,400)
Other		(15,246)	(64,934)
Sub-total		2,088,452	670,428
Interest and dividend received		27,110	46,502
Interest paid		(30,969)	(36,271)
Income taxes paid		(256,285)	(434,466)
Net cash provided by operating activities		1,828,308	246,192
Cash flows from investing activities			
Payment for purchases of property, plant and equipment		(946,073)	(699,797)
Proceeds from sale of property, plant and equipment		195	24,752
Payment for purchases of intangible assets		—	(29,447)
Payment for purchases of investment securities		(43,602)	(227,517)
Proceeds from sales of investment securities		87,600	106,429
Payment for loans		—	(6,000)
Proceeds from payback of loans		16,998	4,287
Contributions to reserve for insurance		(44,414)	(24,268)
Proceeds from rebates from reserve for insurance		20,361	43,065
Net cash used in investing activities		(908,935)	(808,496)

(¥ thousands)

	(Note)	Year ended March 31, 2006	Year ended March 31, 2007
		Amount	Amount
Cash flows from financing activities			
Net increase (decrease) in short-term loans payable		(2,321,492)	463,373
Proceeds from long-term debt		2,400,000	—
Repayment of long-term debt		(214,000)	(393,000)
Proceeds from sale of treasury stock		110,104	56,975
Payment for purchase of treasury stock		(354,249)	(7,019)
Cash dividends paid		(108,891)	(147,085)
Subscriptions from minority shareholders		50,994	—
Repayments to minority shareholders		—	(6,436)
Net cash used in financing activities		(437,533)	(33,192)
Effect of exchange rate fluctuation on cash and cash equivalents		50,041	13
Net increase (decrease) in cash and cash equivalents		531,881	(595,482)
Cash and cash equivalents at beginning of year		1,163,441	1,695,323
Cash and cash equivalents at end of period		1,695,323	1,099,841

SIGNIFICANT ACCOUNTING POLICIES

	Year ended March 31, 2006	Year ended March 31, 2007
1. Scope of consolidation	(1) Consolidated subsidiaries: 4 Consolidated subsidiaries (4 companies): Shindaiwa Inc. Shindaiwa Engineering Co., Ltd. Shindaiwa Business Support Co., Ltd. Shindaiwa Properties LLC The scope of consolidation increased as a result of the establishment of Shindaiwa Properties LLC in the fiscal year ended March 31, 2006. (2) Nonconsolidated Subsidiaries: 1 Major nonconsolidated subsidiary: Seifu, Co., Ltd. (*kabushiki kaisha Seifu*) was excluded from the consolidation scope because the effects of its total assets, sales, net income or losses, and retained earnings on the accompanying consolidated financial statements are immaterial.	(1) Consolidated subsidiaries: 5 Consolidated subsidiaries (5 companies): Shindaiwa Inc. Shindaiwa Engineering Co., Ltd. Shindaiwa Business Support Co., Ltd. Shindaiwa Properties LLC Shindaiwa Machinery Co., Ltd (China) The scope of consolidation increased as a result of the establishment of Shindaiwa Machinery Co., Ltd (China) in the fiscal year ended March 31, 2007. (2) Nonconsolidated Subsidiaries: 1 Major nonconsolidated subsidiary: Seifu, Co., Ltd. was excluded from the consolidation scope because the effects of its total assets, sales, net income or losses, and retained earnings on the accompanying consolidated financial statements are immaterial.
2. Application of equity method	(1) Affiliated companies accounted for by the equity method: 2 companies Jacto Inc. SD Services Co., Ltd (2) Nonconsolidated subsidiaries not accounted for by the equity method: 1 company Seifu, Co., Ltd. Seifu, Co., Ltd. was not accounted for by the equity method, because the effect of its net income or losses and retained earnings on the accompanying consolidated financial statements was immaterial.	(1) Affiliated companies accounted for by the equity method: 2 companies Jacto Inc. SD Services Co., Ltd (2) Nonconsolidated subsidiaries not accounted for by the equity method: 1 company Seifu, Co., Ltd. Seifu, Co., Ltd. was not accounted for by the equity method, because the effect of its net income or losses and retained earnings on the accompanying consolidated financial statements was immaterial.
3. Fiscal year-ends of the consolidated subsidiaries	Fiscal year end of all the consolidated subsidiaries of the Company is March 31. Therefore, the Company prepares its consolidated financial statements utilizing the financial statements of all the consolidated subsidiaries as of March 31.	Fiscal year end of all the consolidated subsidiaries of the Company is March 31. Therefore, the Company prepares its consolidated financial statements utilizing the financial statements of all the consolidated subsidiaries as of March 31.

	Year ended March 31, 2006	Year ended March 31, 2007
4. Accounting Policies	(1) Valuation of major assets (a) Valuation of securities Available-for-sale securities (i) with market value : market value as of the balance sheet date (unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed using the moving-average method) (ii) without market value: stated at the moving-average cost (b) Derivative financial instruments: stated at market value (c) Valuation of inventories The Company and its consolidated domestic subsidiaries employ the following valuation policies: • Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method. • Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method. Inventory goods of overseas subsidiaries are stated at the cost or market method, determined by the last-in, first out (LIFO) method.	(1) Valuation of major assets (a) Valuation of securities Available-for-sale securities (i) with market value : market value as of the balance sheet date (unrealized gains and losses on these securities are reported, net of applicable income taxes, as a separate component of net assets. Realized gains and losses on the sale of such securities are computed using the moving-average method) (ii) without market value: stated at the moving-average cost (b) Derivative financial instruments: stated at market value (c) Valuation of inventories The Company and its consolidated domestic subsidiaries employ the following valuation policies: • Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method. • Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method. Inventory goods of overseas subsidiaries are mainly stated at the cost or market method, determined by the last-in, first out (LIFO) method.

	Year ended March 31, 2006	Year ended March 31, 20076
	(2) Depreciation and amortization of major fixed assets (a) Depreciation of property, plant and equipment: (i) Depreciation for the Company and its consolidated domestic subsidiaries is calculated using declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. (ii) Depreciation for overseas subsidiaries is calculated using the straight-line method. Principal figures for the useful lives of assets are as follows: Buildings and structures: 5-50 years Machinery, equipment and vehicles: 2-20 years Depreciation with respect to assets of the Company and its consolidated domestic subsidiaries worth no less than 100,000 yen and no more than 200,000 yen is calculated over 3-year equal depreciation (*sannen kintou shoukyaku*). (b) Amortization of intangible assets: straight-line method. Software (for use within the Company) is depreciated using the straight line method over the estimated length of time it can be used by the Company (5 years). (3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: The Company and consolidated domestic subsidiaries provide an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts receivable and repayment of loans receivable, amongst others. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses. —	(2) Depreciation and amortization of major fixed assets (a) Depreciation of property, plant and equipment: (i) Depreciation for the Company and its consolidated domestic subsidiaries is calculated using declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. (ii) Depreciation for overseas subsidiaries is calculated using the straight-line method. Principal figures for the useful lives of assets are as follows: Buildings and structures: 5-50 years Machinery, equipment and vehicles: 2-20 years Depreciation with respect to assets of the Company and its consolidated domestic subsidiaries worth no less than 100,000 yen and no more than 200,000 yen is calculated over 3-year equal depreciation. (b) Amortization of intangible assets: straight-line method. Software (for use within the Company) is depreciated using the straight line method over the estimated length of time it can be used by the Company (5 years). (3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: The Company and consolidated domestic subsidiaries provide an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts receivable and repayment of loans receivable, amongst others. It consists of the estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses. (b) Allowance for bonuses for directors and statutory auditors The Company provides an allowance for bonuses for directors and statutory auditors based on the estimated amounts of payment.

Year ended March 31, 2006

(c) Employees' pension and retirement benefits

The Company provides an allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year.

Averaged amounts incurred as a result of differences in changes to accounting standards are amortized over 10 years.

Prior service cost is processed in profit or loss on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(d) Retirement benefits for directors and statutory auditors

Provision for retirement benefits for directors and statutory auditors represents such retirement benefit obligations as of the balance sheet date calculated in accordance with the procedures of the Company.

(4) Leases

Financial leases of the Company and consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

(5) Hedge Accounting

(a) Method of hedge accounting

Because interest rate swaps satisfy requirements for special treatment, special treatment is adopted.

The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standards of FX Trades etc.

(b) Hedge instruments and Hedged items

Hedging instruments	Hedged items
Forward foreign exchange contracts	Receivables and payables in foreign currency
Interest rate swap	Interest on borrowings

Year ended March 31, 20076

(c) Employees' pension and retirement benefits

The Company provides an allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the fiscal year.

Averaged amounts incurred as a result of differences in changes to accounting standards are amortized over 10 years.

Prior service cost is processed in profit or loss on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year.

(d) Retirement benefits for directors and statutory auditors

Provision for retirement benefits for directors and statutory auditors represents such retirement benefit obligations as of the balance sheet date calculated in accordance with the procedures of the Company.

(4) Leases

Financial leases of the Company and consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

(5) Hedge Accounting

(a) Method of hedge accounting

The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standards of FX Trades etc.

(b) Hedge instruments and Hedged items

Hedging instruments	Hedged items
Forward foreign exchange contracts	Receivables and payables in foreign currency

	Year ended March 31, 2006	Year ended March 31, 20076
	(c) Hedging Policy The Company uses interest rate swap transactions for the purpose of mitigating interest rate risk on borrowings. The Company also uses forward foreign exchange contracts for the purpose of mitigating fluctuation risk of foreign currency exchange rates. The identification of hedged items is conducted under each individual contract. (d) Assessment of hedging effectiveness Because the special treatment is adopted for interest rate swaps, assessment of hedging effectiveness is omitted. In addition, because the accounting for forward foreign exchange contracts is based on the Acounting Standards of FX Trades etc., assessment of hedging effectiveness is omitted. (6) Other significant matters pertaining to the preparation of the consolidated financial statements Consumption taxes are excluded from the revenue and expense accounts of the Company and consolidated domestic subsidiaries which are subject to such taxes.	(c) Hedging Policy The Company uses forward foreign exchange contracts for the purpose of mitigating fluctuation risk of foreign currency exchange rates. The identification of hedged items is conducted under each individual contract. (d) Assessment of hedging effectiveness Because the accounting for forward foreign exchange contracts is based on the Accounting Standards of FX Trades etc., assessment of hedging effectiveness is omitted. (6) Other significant matters pertaining to the preparation of the consolidated financial statements Consumption taxes are excluded from the revenue and expense accounts of the Company and consolidated domestic subsidiaries which are subject to such taxes.
5. Valuation of the assets and liabilities of consolidated subsidiaries	The assets and liabilities of consolidated subsidiaries are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.	The assets and liabilities of consolidated subsidiaries are evaluated using the fair market value method at the time when the Company acquired control of the respective subsidiaries.
6. Goodwill and negative goodwill	N/A	N/A
7. Appropriation of retained earnings	The appropriation of retained earnings of the Company and the consolidated subsidiaries is based upon the appropriation resolved during the current fiscal year.	—
8. Cash and cash equivalents	In preparing the consolidated statement of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.	In preparing the consolidated statement of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.
9. Other significant accounting policies	N/A	N/A

CHANGES IN ACCOUNTING POLICIES

Year ended March 31, 2006	Year ended March 31, 2007
(Accounting standards for impairment of fixed assets) Effective from the consolidated fiscal year ended March 31, 2006, the Company adopted "Accounting Standards for Impairment of Fixed Assets" ("Opinion concerning the Accounting Standards for Impairment of Fixed Assets" (Business Accounting Deliberation Council, August 9, 2002)) and "Implementation Guidance for Accounting Standards for Impairment of Fixed Assets" (Accounting Standards Board Guidance No. 6, October 31, 2003). Because of this adoption, the Company recorded an impairment loss of ¥28,336,000 as special expenses, which resulted in the decrease of income before income taxes in the same amount. Accumulated impairment losses are deducted from the amounts of each asset pursuant to the revised "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements".	—
(Changes in calculation of profits and expenses of overseas subsidiaries, etc.) Effective from the consolidated fiscal year ended March 31, 2006, the Company changed the calculation method for profits and expenses of overseas subsidiaries, etc., which used to be calculated utilizing the spot exchange rate at the fiscal year end of such subsidiaries, to a method utilizing the average rate during the period. If the Company calculates each item of profits and expenses of overseas subsidiaries, etc. which are generated throughout the consolidated fiscal year by utilizing the spot exchange rate, there is a possibility that the Company's actual accounting status may not be presented accurately due to the fluctuation of the spot exchange rate. In order to avoid such failure and to present its actual accounting status more accurately, the Company adopted this change. The effect of this change in method was to decrease sales by ¥407,816,000, gross profit on sales by ¥344,823,000, operating income by ¥290,013,000, ordinary income by ¥4,470,000, and income before income taxes by ¥4,472,000, compared with what would have been recorded under the same method utilized for the previous fiscal year. The effect of this change on segment information is explained in Note in the "SEGMENT INFORMATION".	—
—	(Accounting standards for presentation of net assets in the balance sheet) Effective from the consolidated fiscal year ended March 31, 2007, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. This change in accounting policy has no effect on profit and loss. The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is ¥8,422,566,000. The consolidated financial statements for the year ended March 31, 2007 are presented according to the revision of "Regulations Concerning the Terminology, Forms and Preparation Methods of Financial Statements".

—	(Allowance for bonuses for directors and statutory auditors) Effective from the year ended March 31, 2007, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. As a result, operating income, ordinary income and net income before tax decreased by ¥33,200,000 respectively, compared to what would have been recorded under the previous accounting standard. The effect of this change on segment information is explained in Note in the "SEGMENT INFORMATION".

CHANGE IN PRESENTATION

Year ended March 31, 2006	Year ended March 31, 2007
(Statement of Income) Until the previous consolidated fiscal year ended March 31, 2005, "management consulting fee" was included in "Other" of "Non-operating income". However, as the amount exceeded one tenth of the non-operating income, such amount was separately presented for the fiscal year ended March 31, 2006. "Management consulting fee" for the previous consolidated fiscal year was 8,697,000 yen.	—

NOTES TO:
(CONSOLIDATED BALANCE SHEET)

Year ended March 31, 2006	Year ended March 31, 2007
*1. Cumulative total of depreciation on property, plant and equipment ¥8,025,942,000	*1. Cumulative total of depreciation on property, plant and equipment ¥7,285,659,000

*2. Details of collateral

(1) Collateral

(¥ thousands)	Year ended March 31, 2006	Year ended March 31, 2007
Buildings	843,587	707,533
Machinery and equipment	9,277	9,124
Land	777,670	729,576
Total	1,630,534	1,446,233

(2) The following borrowings are guaranteed by the above

(¥ thousands)	Year ended March 31, 2006	Year ended March 31, 2007
Short-term loans payable		37,000
Long-term loans payable due to be repaid within 1 year	47,000	405,000
Long-term loans payable	1,425,000	1,000,000
Total	1,472,000	1,442,000

(3) Factory foundation collateral included in (1)

(¥ thousands)	Year ended March 31, 2006	Year ended March 31, 2007
Buildings	680,246	637,206
Machinery and equipment	9,277	9,124
Land	321,814	321,814
Total	1,011,337	968,144

(4) The following borrowings are guaranteed by the above

(¥ thousands)	Year ended March 31, 2006	Year ended March 31, 2007
Short-term loans payable		30,000
Long-term loans payable due to be repaid within 1 year	40,000	340,000
Long-term loans payable	1,010,000	560,000
Total	1,050,000	930,000

*3. Investments in affiliated companies are as follows:

(¥ thousands)	Year ended March 31, 2006	Year ended March 31, 2007
Investment securities (Capital stock)	99,571	118,843

*4. Contingent liabilities

(1) Guarantees (for loans payable from financial institutions)

(¥ thousands)	Year ended March 31, 2006	Year ended March 31, 2007
Shindaiwa Agricultural and Forestry Machinery Cooperative	500,000	450,000
SD Services Co., Ltd	7,200	2,000
Employees (housing loan, etc.)	155,404	139,234
Total	662,604	591,234

(2) Discounts on export bills

(¥ thousands)	Year ended March 31, 2006	Year ended March 31, 2007
Discounts on export bills	2,034	—

Year ended March 31, 2006	Year ended March 31, 2007
*5. Number of treasury stock The number of shares of the Company held by its consolidated companies are as follows: Common stock: 1,539,609 shares The number of issued and outstanding shares of common stock of the Company is 22,631,600 shares.	*5. —
*6. In order to effectively raise operating capital, the Company has entered into loan agreements with 4 banks	*6. In order to effectively raise operating capital, the Company has entered into loan agreements with 4 banks

<table>
<tr><th>Year ended
March 31, 2006</th><th>Year ended
March 31, 2007</th></tr>
<tr><td>The balances of these loans as of the balance sheet date are as follows:
(¥ thousands)
Total loan commitment 3,000,000
outstanding balance of loans executed —
Difference 3,000,000</td><td>The balances of these loans as of the balance sheet date are as follows:
(¥ thousands)
Total loan commitment 3,000,000
outstanding balance of loans executed —
Difference 3,000,000</td></tr>
<tr><td>—</td><td>*7. Maturity of drafts on balance sheet date, accounted for as of the date of exchange

Because the balance sheet date for the year ended March 31, 2007 was a bank holiday, the following drafts will come to maturity on the following day, but the balance has been included in the balance for the year ending March 31, 2007.

(¥ thousands)
Drafts received 17,704</td></tr>
</table>

(CONSOLIDATED STATEMENT OF INCOME)

Year ended March 31, 2006	Year ended March 31, 2007
*1. The following are the major components of selling, general and administrative expenses	*1. The following are the major components of selling, general and administrative expenses

Year ended March 31, 2006:

*1. The following are the major components of selling, general and administrative expenses

	(¥ thousands)
Salaries and benefit	1,898,269
Employees' pension and retirement benefits expenses	101,203
Allowance for retirement benefits for directors and statutory auditors	15,233
Technology research expenses	802,896

*2. Research and development expenses included in selling, general and administrative expenses and cost of sales

	(¥ thousands)
Total research and development expenses	1,110,545

*3. Gain on sale of fixed assets

	(¥ thousands)
Other	163

*4. Loss on retirement of fixed assets

	(¥ thousands)
Buildings	7,741
Machinery	4,859
Molds	3,436
Other	2,976
Total	19,012

*5. —

*6. Loss on impairment

During the fiscal year ended March 31, 2006, the Company Group recognized loss on impairment on following groups of assets.

Location	Use	Type of assets
Aki-ku, Hiroshima city	Idle properties	Land
Akitakata-shi, Hiroshima city	Idle properties	Land

Year ended March 31, 2007:

*1. The following are the major components of selling, general and administrative expenses

	(¥ thousands)
Salaries and benefit	1,978,237
Allowance for bonuses for directors and statutory auditors	33,200
Allowance for retirement benefits for directors and statutory auditors	18,183
Technology research expenses	874,916

*2. Research and development expenses included in selling, general and administrative expenses and cost of sales

	(¥ thousands)
Total research and development expenses	1,172,257

*3. Gain on sale of fixed assets

	(¥ thousands)
Buildings and structures	3,492
Land	2,582
Total	6,074

*4. Loss on retirement of fixed assets

	(¥ thousands)
Buildings and structures	84,215
Machinery, equipment and vehicles	4,858
Molds	45,978
Other	1,423
Total	136,474

*5. Loss on sale of fixed assets

	(¥ thousands)
Machinery, equipment and vehicles	468
Other	12
Total	480

*6. Loss on impairment

During the fiscal year ended March 31, 2007, the Company Group recognized loss on impairment on following groups of assets.

Location	Use	Type of assets
Aki-ku, Hiroshima city	Idle properties	Land

Year ended March 31, 2006	Year ended March 31, 2007
The Company Group classifies fixed assets into groups of assets used for business and groups of idle properties. For fixed assets which are classified as assets used for business, each business establishment is considered to constitute a group. For fixed assets which are classified as idle properties, each property is considered to constitute a group. As a result of a substantial decline in fair market values, the carrying amounts of the above assets which are classified as idle properties have been devalued to their recoverable amounts, and the Company recognized loss on impairment on the difference, in the amount of ¥28,336,000, as special expenses. The recoverable amount of the group of assets classified as idle properties is determined by the net selling price (fair market value less costs to sell) calculated based on an evaluation which is believed to appropriately reflect the fair market value.	The Company Group classifies fixed assets into groups of assets used for business and groups of idle properties. For fixed assets which are classified as assets used for business, each business establishment is considered to constitute a group. For fixed assets which are classified as idle properties, each property is considered to constitute a group. As a result of a substantial decline in fair market values, the carrying amounts of the above assets which are classified as idle properties have been devalued to their recoverable amounts, and the Company recognized loss on impairment on the difference, in the amount of ¥1,035,000, as special expenses. The recoverable amount of the group of assets classified as idle properties is determined by the net selling price (fair market value less costs to sell) calculated based on an evaluation which is believed to appropriately reflect the fair market value.

(CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS)

(Year ended March 31, 2007)

1. Matters related to issued and outstanding shares

Type of issued and outstanding shares	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended March 31, 2007	Decrease in number of shares during the accounting period ended March 31, 2007	Number of shares as of March 31, 2007
Common stock (shares)	22,631,600	—	—	22,631,600

2. Matters related to treasury stock

Type of treasury stock	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended March 31, 2007	Decrease in number of shares during the accounting period ended March 31, 2007	Number of shares as of March 31, 2007
Common stock (shares)	1,539,609	18,683	246,800	1,311,492

(Outline of causes of changes in net assets)

The principal details for the increase in the number of shares are as follows:

- Purchases of 18,683 shares which constitute less than one unit.

The principal details for the decrease in the number of shares are as follows:

- Disposal of 245,000 shares through the exercise of stock option rights.
- Disposal of 1,800 shares through the additional buying of shares constituting less than one unit.

3. Matters related to stock acquisition rights

N/A

4. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends	Dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2006	Common stock	¥ 147,644,000	¥ 7.00	March 31, 2006	June 24, 2006

(2) Dividends whose record date is attributable to the accounting period ended March 31, 2007 but to be effective after the said accounting period

Resolution	Type of shares	Resource of dividends	Total amount of dividends	Dividends per share	Record date	Effective date
Meeting of the Board of Directors held on May 7, 2007	Common stock	Retained earnings	¥ 149,241,000	¥ 7.00	March 31, 2007	June 7, 2007

(CONSOLIDATED STATEMENT OF CASH FLOWS)

Year ended March 31, 2006		Year ended March 31, 2007	
Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:		Reconciliation of cash in the consolidated balance sheet and cash and cash equivalents in the consolidated statement of cash flows is as follows:	
	(¥ thousands)		(¥ thousands)
Cash	1,695,323	Cash	1,099,841
Total	1,695,323	Total	1,099,841
Cash and cash equivalents	1,695,323	Cash and cash equivalents	1,099,841

(LEASE TRANSACTIONS)

Year ended March 31, 2006

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

1. Purchase price equivalents, accumulated depreciation equivalents, accumulated impairment loss equivalents and book value equivalents of leased properties

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery, equipment and vehicles	624,500	279,773	344,727
Other	244,686	163,268	81,418
Total	869,186	443,041	426,144

Purchase price equivalents are calculated using the inclusive-of-interest method because lease commitments only account for a small percentage of the balance of property, plant and equipment at the end of the year ended March 31, 2006.

2. Lease commitments

	(¥ millions)
Due within one year	122,309
Due over one year	303,835
Total	426,144

Lease commitments are calculated using the inclusive-of-interest method because lease commitments only account for a small percentage of the balance of property, plant and equipment at the end of the year ended March 31, 2006.

3. Lease expenses, withdrawals from impairment account of leased assets, depreciation and loss on impairment

	(¥ thousands)
Lease expenses	148,118
Depreciation equivalents	148,118

4. Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(Loss on impairment)

No loss on impairment was allocated to leased assets.

Year ended March 31, 2007

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

1. Purchase price equivalents, accumulated depreciation equivalents, accumulated impairment loss equivalents and book value equivalents of leased properties

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery, equipment and vehicles	594,574	289,088	305,485
Other	157,017	80,373	76,644
Total	751,591	369,461	382,130

Purchase price equivalents are calculated using the inclusive-of-interest method because lease commitments only account for a small percentage of the balance of property, plant and equipment at the end of the year ended March 31, 2007.

2. Lease commitments

	(¥ thousands)
Due within one year	119,890
Due over one year	262,240
Total	382,130

Lease commitments are calculated using the inclusive-of-interest method because lease commitments only account for a small percentage of the balance of property, plant and equipment at the end of the year ended March 31, 2007.

3. Lease expenses, withdrawals from impairment account of leased assets, depreciation and loss on impairment

	(¥ thousands)
Lease expenses	131,434
Depreciation equivalents	131,434

4. Calculation method of depreciation equivalents

Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(Loss on impairment)

No loss on impairment was allocated to leased assets.

(SECURITIES)

1. Held-to-maturity debt securities with fair market value (¥ thousands)

Classification	Year ended March 31, 2006			Year ended March 31, 2007		
Securities with book value exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities	115,392	298,885	183,494	115,913	260,038	144,125
Bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	115,392	298,885	183,494	115,913	260,038	144,125
Securities with book value not exceeding acquisition cost	Acquisition cost	Book value	Difference	Acquisition cost	Book value	Difference
Equity securities (Note)	350	311	(39)	3,891	3,264	(627)
Bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Sub-total	350	311	(39)	3,891	3,264	(627)
Total	115,742	299,196	183,454	119,084	263,303	143,498

2. Total sale of available-for-sale securities (¥ thousands)

Year ending March 31, 2006			Year ending March 31, 2007		
Amount sold	Total gain on sale	Total loss on sale	Amount sold	Total gain on sale	Total loss on sale
87,600	57,297	—	106,429	2,948	—

3. Book value of major securities not measured at market value (¥ thousands)

Classification	Year ending March 31, 2006	Year ending March 31, 2007
Available-for-sale securities Unlisted equity securities	360,062	444,908

(DERIVATIVE TRANSACTIONS)

1. Status of derivative transactions

(Year ended March 31, 2006)

The Company is the only entity among the Company Group that engages in derivative transactions. Subsidiaries do not engage in derivative transactions.

The Company utilizes forward foreign exchange contracts to reduce future foreign currency exchange risks of assets and liabilities denominated in foreign currencies. In addition, the Company utilizes interest rate swap transactions for some of its borrowings to reduce future increases in interest rates of long-term borrowings.

The Company currently utilizes derivative transactions and conducts hedge accounting.

a. Hedging instruments and hedged items

Hedging instruments	Hedged items
Interest rate swaps	Interest in borrowings
Forward foreign exchange contracts	Financial assets and liabilities denominated in foreign currencies

b. Hedging policy

The Company utilizes forward foreign exchange contracts to reduce foreign currency exchange risks of transactions denominated in foreign currencies. In addition, the Company utilizes interest rate swap transactions to mitigate interest rate fluctuation risks on borrowings. Hedge accounting is determined on the basis of each individual contract.

c. Assessment of hedging effectiveness

Pursuant to the risk management policy, the Company engages in interest rate swaps which satisfy the following conditions:

I. Notional principal of the interest rate swap and the principal amount of the short-term borrowing are consistent.

II. Contract period and maturity date of interest rate swap and short-term borrowing are consistent.

III. Floating interest rate index for short-term borrowing and floating interest rate index to be received and paid at interest rate swap are consistent at LIBOR + 0.5%.

IV. Conditions for the revision of interest rate of short-term borrowing and interest rate swap are consistent.

V. Conditions for receipt and payment of interest rate swap are constant through the period of swap.

The Company does not enter into derivative contracts for speculative purposes.

The counter parties of these derivative contracts are prime financial institutions with high credit standing. The Company has judged the risk of them not being able to satisfy their obligations under the contracts to be minimal. However, forward foreign exchange contracts used with respect to currencies expose the Company to a risk of loss as a result of fluctuations of foreign currency exchange rates. In addition, interest rate swap transactions used with respect to interest rates expose the Company to a risk of loss as a result of fluctuations of market interest rates.

The basic policy with respect to derivative transactions is determined at the management meeting, the transaction is conducted by a transaction manager in the accounting group, and the accounting group leader considers the transaction and approves it. Furthermore, the results of the transaction are reported and recorded, among others, by a separate risk management manager. The rights contemplated by the transactions and limitations on the value of such transactions are outlined in the corporate management regulations, and the results of the transactions are reported to the board of directors at the monthly meeting of the board of directors.

(Year ended March 31, 2007)

The Company is the only entity among the Company Group that engages in derivative transactions. Subsidiaries do not engage in derivative transactions.

The Company utilizes forward foreign exchange contracts to reduce future foreign currency exchange risks of assets and liabilities denominated in foreign currencies.

The Company currently utilizes derivative transactions and conducts hedge accounting.

a. Hedging instruments and hedged items

Hedging instruments	Hedged items
Forward foreign exchange contracts	Financial assets and liabilities denominated in foreign currencies

b. Hedging policy

The Company utilizes forward foreign exchange contracts to reduce foreign currency exchange risks of transactions denominated in foreign currencies. Hedge accounting is determined on the basis of each individual contract.

The Company does not enter into derivative contracts for speculative purposes.

The counter parties of these derivative contracts are prime financial institutions with high credit standing. The Company has judged the risk of them not being able to satisfy their obligations under the contracts to be minimal. However, forward foreign exchange contracts used with respect to currencies expose the Company to a risk of loss as a result of fluctuations of foreign currency exchange rates.

The basic policy with respect to derivative transactions is determined at the management meeting, the transaction is conducted by a transaction manager in the accounting group, and the accounting group leader considers the transaction and approves it. Furthermore, the results of the transaction are reported and recorded, among others, by a separate risk management manager. The rights contemplated by the transactions and limitations on the value of such transactions are outlined in the corporate management regulations, and the results of the transactions are reported to the board of directors at the monthly meeting of the board of directors.

2. Market value, etc. of derivative transactions

(Year ended March 31, 2006)

Nominal amounts, market value and valuation gain or loss of derivative transactions

N/A

Financial assets and liabilities, among others, whose amounts have been determined in yen as of the balance sheet date as a result of having futures forward foreign exchange contracts allocated to them, and which are recorded in the consolidated balance sheet in yen, are excluded from disclosure.

Because forward foreign exchange contracts are applied by hedge accounting, they are not included in the scope of these notes.

Furthermore, there is no amount of contract with respect to swap transactions for the fiscal year ended March 31, 2006.

(Year ended March 31, 2007)

Nominal amounts, fair value and valuation gain or loss of derivative transactions

N/A

Financial assets and liabilities, among others, whose amounts have been determined in yen as of the balance sheet date as a result of having futures forward foreign exchange contracts allocated to them, and which are recorded in the consolidated balance sheet in yen, are excluded from disclosure.

Because forward foreign exchange contracts are applied by hedge accounting, they are not included in the scope of these notes.

(EMPLOYEES' PENSION AND RETIREMENT BENEFITS)

(Year ended March 31, 2006)

1. Summary of the employees' pension and retirement benefit

   The Company provides a corporate pension fund plan as a type of defined benefit plan. Extra payments may be added upon retirement of employees.
   Consolidated domestic subsidiaries do not adopt pension and retirement benefit plans.
   Consolidated overseas subsidiaries provide defined contribution pension plans.

2. Liabilities for employees' pension and retirement benefits

(¥ thousands)

	Year ended March 31, 2006
(a) Retirement benefit obligation	(3,804,144)
(b) Pension plan assets	5,426,964
(c) Unfunded pension obligation ((a) + (b))	1,622,820
(d) Amount generated from difference in timing of changes to accounting policies yet to be amortized	182,039
(e) Unrecognized actuarial differences	(845,906)
(f) Unrecognized prior service cost (deduction from obligation)	(62,520)
(g) Net of employees' pension and retirement benefit obligation ((c) + (d) + (e) + (f))	896,433
(h) Prepaid pension cost	896,433
(i) Employees' pension and retirement benefits ((g) - (h))	—

3. Employees' pension and retirement benefits expenses

(¥ thousands)

	Year ended March 31, 2006
(a) Service cost	155,651
(b) Interest cost	72,867
(c) Expected return on plan assets	(159,523)
(d) Amortization of amount generated from difference in timing of changes to accounting policies	45,510
(e) Amortization of actuarial differences	(62,240)
(f) Amortization of prior service cost	(5,246)
(g) Employees' pension and retirement benefit expenses ((a) + (b) + (c) + (d) + (e) + (f))	172,498

Note: In addition to the above, the Company paid ¥ 22,097,000 in premiums to defined contribution pension plans and ¥ 1,250,000 in extra payments to employees upon retirement. These were recorded as selling, general and administrative expenses and cost of sales.

4. Basis for calculation of employees' pension and retirement benefits

	Year ended March 31, 2006
(a) Periodic allocation of anticipated employees' pension and retirement benefits	Allocated equally to each service year
(b) Discount rate	2.0%
(c) Expected rate of return on plan assets	4.3%
(d) Amortization of unrecognized prior service cost	15 years
(e) Amortization of unrecognized actuarial differences	15 years
(f) Amortization of amount generated from difference in timing of changes to accounting policies	10 years

(Year ended March 31, 2007)

1. Summary of the employees' pension and retirement benefit

The Company provides a corporate pension fund plan as a type of defined benefit plan. Extra payments may be added upon retirement of employees.
Consolidated domestic subsidiaries do not adopt pension and retirement benefit plans.
Consolidated overseas subsidiaries mainly provide defined contribution pension plans.

2. Liabilities for employees' pension and retirement benefits

(¥ thousands)

	Year ended March 31, 2007
(a) Retirement benefit obligation	(3,885,322)
(b) Pension plan assets	5,317,244
(c) Unfunded pension obligation ((a) + (b))	1,431,922
(d) Amount generated from difference in timing of changes to accounting policies yet to be amortized	136,529
(e) Unrecognized actuarial differences	(431,797)
(f) Unrecognized prior service cost (deduction from obligation)	(57,273)
(g) Net of employees' pension and retirement benefit obligation ((c) + (d) + (e) + (f))	1,079,381
(h) Prepaid pension cost	1,079,831
(i) Employees' pension and retirement benefits ((g) - (h))	—

3. Employees' pension and retirement benefits expenses

(¥ thousands)

	Year ended March 31, 2007
(a) Service cost	155,628
(b) Interest cost	76,083
(c) Expected return on plan assets	(217,079)
(d) Amortization of amount generated from difference in timing of changes to accounting policies	45,510
(e) Amortization of actuarial differences	(31,516)
(f) Amortization of prior service cost	(5,246)
(g) Employees' pension and retirement benefit expenses ((a) + (b) + (c) + (d) + (e) + (f))	23,380

Note: In addition to the above, the Company paid ¥ 26,659,000 in premiums to defined contribution pension plans and ¥ 3,200,000 in extra payments to employees upon retirement. These were recorded as selling, general and administrative expenses and cost of sales.

4. Basis for calculation of employees' pension and retirement benefits

	Year ended March 31, 2007
(a) Periodic allocation of anticipated employees' pension and retirement benefits	Allocated equally to each service year
(b) Discount rate	2.0%
(c) Expected rate of return on plan assets	4.0%
(d) Amortization of unrecognized prior service cost	15 years
(e) Amortization of unrecognized actuarial differences	15 years
(f) Amortization of amount generated from difference in timing of changes to accounting policies	10 years

(STOCK OPTIONS, ETC.)

(Year ended March 31, 2006)

—

(Year ended March 31, 2007)

Outline and scope of stock options, and changes thereto

(1) Outline of stock options

Name of company	The Company
Date of resolution	June 25, 2003
Classification and number of grantees	Directors of the Company: 10 people Employees of the Company: 107 people
Classification and number of shares to be issued or transferred upon exercise of stock options	Shares of common stock: 460,000 shares
Grant date	July 4, 2003
Vesting conditions	The grantee of the stock acquisition rights must, at the time the rights are exercised, be a director or an employee of the Company; provided, however, that the grantee may exercise such rights where (i) a director of the Company has retired from his or her post upon completion of service, (ii) an employee of the Company has taken compulsory retirement, or (iii) similar justifiable reasons exist.
Length of service required for stock options to be granted	Not stipulated.
Exercise period	From July 1, 2005 through June 30, 2008

Name of company	The Company
Date of resolution	June 24, 2004
Classification and number of grantees	Directors of the Company: 9 people Employees of the Company: 121 people
Classification and number of shares to be issued or transferred upon exercise of stock options	Shares of common stock: 477,000 shares
Grant date	July 2, 2004
Vesting conditions	The grantee of the stock acquisition rights must, at the time the rights are exercised, be a director or an employee of the Company; provided, however, that the grantee may exercise such rights where (i) a director of the Company has retired from his or her post upon completion of service, (ii) an employee of the Company has taken compulsory retirement, or (iii) similar justifiable reasons exist
Length of service required for stock options to be granted	Not stipulated.
Exercise period	From July 1, 2006 through June 30, 2009

(2) Scope of stock options and changes thereto

a. Number of stock options

Name of company	The Company	The Company
Date of resolution	June 25, 2003	June 24, 2004
Prior to vesting of options		
Number of options at beginning of period (shares)	—	477,000
Options granted (shares)	—	—
Options expired (shares)	—	—
Options vested (shares)	—	477,000
Balance of options yet to be vested (shares)	—	—
Subsequent to vesting of options		
Number of options at beginning of period (shares)	208,000	—

Options vested (shares)	—	477,000
Options exercised (shares)	75,000	170,000
Options expired (shares)	—	—
Balance of options yet to be exercised (shares)	133,000	307,000

b. Price per stock option

Name of company	The Company	The Company
Date of resolution	June 25, 2003	June 24, 2004
Exercise price per option (yen)	225	232
Average share price at time of exercise (yen)	375	385
Fair market value per share as of grant date (yen)	—	—

(DEFERRED INCOME TAXES)

1. Significant components of deferred tax assets and liabilities (¥ thousands)

	Fiscal Year ended March 31, 2006	Fiscal Year ended March 31, 2007
Deferred tax assets:		
Allowance for doubtful accounts	56,344	63,779
Accrued bonus expenses	158,107	167,469
Allowance for employees' pension and retirement benefits	28,014	N/A
Accrued business tax	22,568	23,508
Employee pension trust (securities)	373,097	373,097
Allowance for retirement benefits for directors and statutory auditors	61,713	65,867
Accrued product warranty expenses	75,181	79,864
Loss on devaluation of inventory	30,777	22,430
Unrealized gain	58,747	68,686
Other	20,434	34,515
Sub-total	884,982	899,035
Less valuation allowance	(26,614)	(33,631)
Total deferred tax assets	858,368	865,404
Deferred tax liabilities:		
Reserve for advance depreciation	(45,195)	(44,165)
Reserve for special depreciation	(10,591)	(14,100)
Allowance for employees' pension and retirement benefits	N/A	(45,166)
Allowance for employees' pension and retirement benefits (trust)	(386,587)	(386,587)
Loss on devaluation of employees' pension and retirement benefits trust (securities)	(111,201)	(111,201)
Net unrealized holding gains on securities	(73,382)	(57,399)
Other	(33,479)	(62,863)
Total deferred tax liabilities	(660,435)	(721,481)
Net deferred tax assets	197,933	143,923

2. Differences between the statutory tax rate and the effective tax rate (%)

	Year ended March 31, 2006	Year ended March 31, 2007
Statutory tax rate	40.0	40.0
Permanent difference – expenses not categorized as loss	3.5	3.6
Per capita inhabitant taxes	5.8	4.4
Special deduction for experiment and research expenses	(4.7)	(4.6)
Valuation allowance	1.9	0.6
Other	(0.7)	1.1
Effective tax rate	45.9	45.1

(SEGMENT INFORMATION)

1. Business segment information

   The majority of products of the Company Group are manufactured at the Company's factory in Chiyoda, and the sales activities are handled through a sole organization. Accordingly, it is difficult to ascertain information with respect to assets and profit or loss for individual business classifications. Accordingly, business segment information has not been prepared for the years ended March 31, 2006 and 2007.

2. Geographical segment information

   (Year ended March 31, 2006)

(¥ thousands)

	Japan	U.S.A	Total	Eliminations	Consolidated
I. Sales and operating income					
Sales:					
Unaffiliated customers	14,153,766	11,135,845	25,289,611	—	25,289,611
Inter-segment	7,646,626	—	7,646,626	(7,646,626)	—
Total sales	21,800,392	11,135,845	32,936,237	(7,646,626)	25,289,611
Operating expenses	21,060,727	11,026,695	32,087,423	(7,935,496)	24,151,926
Operating income (loss)	739,665	109,149	848,814	288,870	1,137,684
II. Assets	17,875,510	6,458,505	24,334,014	(3,318,747)	21,015,267

(Notes) 1. Classification of country or area is based on geographical distances.

2. As discussed in "CHANGES IN ACCOUNTING POLICIES", effective from the year ended March 31, 2006, the Company changed the calculation method for profits and expenses of overseas subsidiaries, etc. The effect of this change in method was to decrease sales of the "U.S.A." segment by ¥407,816,000 and to decrease operating income by ¥290,013,000, compared with what would have been recorded under the same method utilized for the previous fiscal year.

(Year ended March 31, 2007)

(¥ thousands)

	Japan	U.S.A	Others	Total	Eliminations	Consolidated
I. Sales and operating income						
Sales:						
Unaffiliated customers	14,861,527	13,523,433	—	28,384,960		28,384,960
Inter-segment	9,915,575	14,302	247,358	10,177,234	(10,177,234)	—
Total sales	24,777,102	13,537,735	247,358	38,562,195	(10,177,234)	28,384,960
Operating expenses	23,563,603	13,457,453	250,175	37,271,232	(10,456,238)	26,814,994
Operating income (loss)	1,231,499	80,282	(2,818)	1,290,963	279,004	1,569,967
II. Assets	21,953,492	7,820,920	183,766	29,958,177	(6,136,434)	23,821,743

(Notes) 1. Classification of country or area is based on geographical distances.

2. The "Others" segment has been added in the year ended March 31, 2007 as a result of the establishment of subsidiaries.

3. Country or area included in "Others" segment: Taiwan

4. As discussed in "CHANGES IN ACCOUNTING POLICIES", effective from the year ended March 31, 2007, the Company adopted "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No. 4, issued by the Accounting Standards Board of Japan on November 29, 2005).

   The effect of this change in method of accounting was to increase the operating expenses of the "Japan" segment by ¥33,200,000 and to decrease operating income by the same amount compared with what would have been recorded under the previous method.

3. Overseas sales

(Year ended March 31, 2006)

(¥ thousands)

	Fiscal Year ended March 31, 2006				
	North America	Central & South America	Europe	Others	Total
Overseas sales	6,272,681	2,411,892	1,674,748	1,123,504	11,482,824
Consolidated sales					25,289,611
Percentage of overseas sales over consolidated sales	24.8	9.5	6.6	4.5	45.4

(Notes) 1. Classification of country or area is based on geographical distances.

2. Major countries or areas included in each segment are as follows:

North America	U.S.A., Canada
Central & South America	Colombia, Venezuela, Brazil
Europe	France, Italy

3. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(Year ended March 31, 2007)

(¥ thousands)

	Fiscal Year ended March 31, 2007				
	North America	Central & South America	Europe	Others	Total
Overseas sales	7,561,373	2,989,294	2,118,520	1,276,546	13,945,732
Consolidated sales					28,384,960
Percentage of overseas sales over consolidated sales	26.6	10.5	7.5	4.5	49.1

(Notes) 1. Classification of country or area is based on geographical distances.

2. Major countries or areas included in each segment are as follows:

North America	U.S.A., Canada
Central & South America	Venezuela, Colombia, Brazil
Europe	France, Italy

3. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

4. Related party transactions

(Year ended March 31, 2006)

N/A

(Year ended March 31, 2006)

Company name	Address	Paid-in Capital (¥ thousands)	Principal business activities	Percentage of voting rights of the Company held by Seifu	Description of relationship		Details of transactions	Amount of transactions (¥ thousands)	Items	Balance at fiscal year end (¥ thousands)
					Position of the Company's officers in Seifu	Business relationship				
Seifu, Co., Ltd. (subsidiary)	Asaminami-ku, Hiroshima	¥10,000	Nonlife insurance business	29.0 (Direct)	None	Insurance agent for the Company	Equipment rental	¥1,.200	—	—

(Notes) 1. Consumption tax and other similar charges are not included in "Amount of transactions" above.

2. Rental expenses are subject to agreements and determined through negotiations as circumstances require.

(BUSINESS COMBINATIONS, ETC.)

(Year ended March 31, 2006)

N/A

(Year ended March 31, 2007)

N/A

(PER SHARE INFORMATION)

	Year ended November 30, 2006	Year ended November 30, 2007
Shareholders' equity per share	¥374.24	¥396.44
Net income per share (Primary)	¥20.65	¥29.15
Net income per share (Diluted)	¥20.39	¥28.87

(Note) The basis for calculation of net income per share was as follows:

	Year ended March 31, 2006	Year ended March 31, 2007
Net income per share (Primary		
Net income (¥ thousands)	465,586	617,334
Amounts not attributable to shareholders of common stock (¥ thousands) (Bonuses to directors and statutory auditors by disposal of profit for the year included in the above)	30,400 (30,400)	— (—)
Net income attributable to common stock (¥ thousands)	435,186	617,334
Average number of shares outstanding during the year (thousand shares)	21,072	21,177
Net income per share (Diluted)		
Adjusted net income (¥ thousands)	—	—
Increase in common stock (thousand shares) (Stock acquisition rights included in the above)	269 (269)	207 (207)
Summary of potentially issuable shares which were not included in the adjusted net income per share calculations because such shares have no diluted earnings	—	—

(SUBSEQUENT EVENTS)

Year ended March 31, 2006	Year ended March 31, 2007	
—	At the meeting of the Board of Directors of the Company held on May 21, 2007, the Board of Directors resolved to issue new shares, sell shares of the Company and dispose of treasury stock of the Company, as follows. Subscription was completed on June 21, 2007.	
	1. Issuance of new shares through tender	
	(1) No. of shares tendered	3,000,000 shares of common stock
	(2) Issue price	308 yen per share
	(3) Aggregate issue price	924,000,000 yen
	(4) Subscription price	291.15 yen per share
	(5) Aggregate subscription price	873,450,000 yen
	(6) Amount of capital increase	441,506,757 yen
	(7) Amount of capital reserve increase	441,506,756 yen
	(8) Method of tender	For public offering Mitsubishi UFJ Securities Co., Ltd.; Utsumiya Securities Co., Ltd. and Toyo Securities Co., Ltd (collectively, the "Underwriters") purchased all of the shares
	(9) Consideration for Underwriters	Instead of underwriters' fees, the uUnderwriters received the aggregate amount of the difference between the issue price for public offering and the subscription price paid by the Underwriters to the Company
	(10) Application period	From May 30, 2007 through June 1, 2007
	(11) Payment due date	June 6, 2007
	(12) Subscription unit	1,000 shares
	(13) Initial date for computation of dividends	April 1, 2007
	(14) Use for capital	Business investment
—	2. Sale through a third party allocation of new shares pursuant to an over allotment	
	(1) No. of shares sold	450,000 shares of common stock
	(2) Seller and number of shares sold	Mitsubishi UFJ Securities Co., Ltd.: 450,000 shares
	(3) Sale price	308 yen per share
	(4) Aggregate sale price	138,600,000 yen
	(5) Method of sale	Upon consideration of the demand in the public offering, Mitsubishi UFJ Securities Co., Ltd. sell a maximum of 450,000 shares of the Company's common stock which it borrowed from the Company's shareholders
	(6) Application period	From May 30, 2007 through June 1, 2007
	(7) Transfer date	June 7, 2007
	(8) Subscription Unit	1,000 shares
—	3. Issuance of new shares through allocation of shares to third party	
	(1) No. of shares tendered	450,000 shares

Year ended March 31, 2006	Year ended March 31, 2007
	(2) Subscription price — 291.15 yen per share (3) Aggregate subscription price — (maximum) 131,017,500 yen (4) Amount of capital increase — (maximum) 65,508,750 yen (5) Amount of capital reserve increase — (maximum) 65,508,750 yen (6) Party to whom shares were allocated, number of allocated shares — Mitsubishi UFJ Securities Co., Ltd.: 450,000 shares (7) Application period (Application date) — June 21, 2007 (8) Payment due date — June 21, 2007 (9) Subscription Unit — 1,000 shares (10) Initial date for computation of dividends — April 1, 2007 (11) Use for capital — Business investment
—	4. Disposal of treasury shares through allocation of shares to third party (1) No. of shares tendered — 700,000 shares of common stock (2) Subscription price — 308 yen per share (3) Aggregate subscription price — 215,600,000 yen (4) Party to whom shares were allocated, number of allocated shares — Kioritz Corporation: 700,000 shares (5) Application period — From May 30, 2007 through June 1, 2007 (6) Payment due date — June 6, 2007 (7) Delivery date — June 7, 2007 (8) Subscription Unit — 1,000 shares (9) Reason for disposal — Business investment, strengthening business alliance relationship with Kioritiz Corporation

(CONSOLIDATED SUPPLEMENTARY STATEMENT)

1. Statement of Corporate Bonds

   There is no matter that falls under this item.

2. Statement of Borrowings

Classification	Balance at end of previous fiscal year (¥ thousands)	Balance at end of current fiscal year (¥ thousands)	Average interest rate (%)	Repayment period
Yen-denominated short term loans	300,000	2,260,000	1.002	—
USD-denominated short term loans	1,496,627	—	—	—
Total short term loans	1,796,627	—	—	—
Long term loans scheduled to be repaid within one year	393,000	591,000	0.989	—
Long term loans (excluding those scheduled to be repaid within one year)	2,396,000	1,805,000	0.973	From April 30, 2008 through November 10, 2010
Other interest-bearing liabilities	—	—	—	—
Total	4,585, 627	4,656,000	—	—

(Notes) 1. "Average interest rate" depends on the weighted average interest rate incurred by the balance of loans, among others, at the end of the current fiscal year.

2. The yearly scheduled repayment obligations over the 5 year period subsequent to the consolidated closing date for long term loans (excluding those scheduled to be repaid within one year) are as follows:

(¥ thousands)

Over 1 but within 2 years	Over 2 but within 3 years	Over 3 but within 4 years	Over 4 but within 5 years
875,000	835,000	95,000	—

3. Other Matters

   There is no matter that falls under this item.

Exhibit C.

Consolidated Financial Data for Shindaiwa Corporation (the "Company") extracted from its 47th Semi-Annual Securities Report, submitted as of December 21, 2007 (pages 15 ~ 45)

V. Financial Condition

1. Methods of Preparation of Consolidated Financial Statements and Financial Statements

(1) The interim consolidated financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Interim Consolidated Financial Statements. (Finance Ministerial Ordinance No. 24 of 1999) (the "Interim Consolidated Financial Statements Regulations").

The interim consolidated financial statements for the year ended March 31, 2007 (from April 1, 2006 through September 30, 2006) have been prepared in accordance with the Interim Consolidated Financial Statements Regulations prior to amendment. The interim consolidated financial statements for the year ended March 31, 2008 (from April 1, 2007 through September 30, 2007) have been prepared in accordance with the Interim Consolidated Financial Statements Regulations as amended.

(2) The interim financial statements of the Company have been prepared in accordance with the Regulations Concerning Terminology, Forms and Methods of Preparation of Interim Financial Statements. (Finance Ministerial Ordinance No. 38 of 1977) (the "Interim Financial Statements Regulations").

The financial statements for the year ended March 31, 2007 (from April 1, 2006 through September 30, 2006) have been prepared in accordance with the Interim Financial Statements Regulations prior to amendment. The financial statements for the year ended March 31, 2008 (from April 1, 2007 through September 30, 2007) have been prepared in accordance with the Interim Financial Statements Regulations as amended.

2. Audit Certificate

The interim consolidated financial statements and interim financial statements of the Company for the year ended March 31, 2007 (from April 1, 2006 through September 30, 2006) and the accounting period ended March 31, 2007 (from April 1, 2006 through September 30, 2006) have been audited by certified public accountants Nishi Nihon & Co pursuant to Article 193-2 of the Securities and Exchange Law, and the interim consolidated financial statements and interim financial statements of the Company for the year ended March 31, 2008 (April 1, 2007 through September 30, 2007) and the accounting period ended March 31, 2008 (April 1, 2007 through September 30, 2007), have been audited by certified public accountants Nishi Nihon & Co pursuant to Article 193-2, Paragraph 1 of the Securities Instruments and Exchange Law.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONSOLIDATED BALANCE SHEET

(¥ thousands)

ASSETS	(Note)	Interim fiscal year ended September 30, 2006		Interim fiscal year ended September 30, 2007		Summary of consolidated balance sheet for fiscal year ended March 31, 2007	
		Amount	Percentage over total assets (%)	Amount	Percentage over total assets (%)	Amount	Percentage over total assets (%)
Current Assets							
Cash		2,141,757		1,064,649		1,099,841	
Notes and accounts receivable, trade	*5	7,223,306		7,963,849		9,038,313	
Inventories		4,975,945		5,297,879		5,079,845	
Deferred tax assets		474,589		293,580		354,273	
Other		410,966		348,600		480,767	
Allowance for doubtful accounts		(131,488)		(131,700)		(137,877)	
Total Current Assets		15,095,076	66.4	14,836,858	62.2	15,915,162	66.8
Fixed Assets							
Property, Plant and Equipment							
Buildings and structures	*1, 2	2,335,889		2,511,970		2,272,247	
Machinery, equipment and vehicles	*1, 2	321,724		459,883		437,844	
Land	*2	2,045,175		2,041,893		2,044,277	
Construction in progress		122,413		235,319		326,455	
Other	*1	407,102		398,565		379,514	
Total		5,232,303	23.0	5,647,630	23.7	5,460,337	22.9
Intangible Assets		85,759		900,644		117,961	
Total		85,759	0.4	900,644	3.7	117,961	0.5
Investment and Other Assets							
Investment securities		927,690		881,082		827,053	
Other		1,434,617		1,630,248		1,536,758	
Allowance for doubtful accounts		(36,049)		(35,522)		(35,529)	
Total		2,326,258	10.2	2,475,808	10.4	2,328,283	9.8
Total Fixed Assets		7,644,321	33.6	9,024,082	37.8	7,906,581	33.2
TOTAL ASSETS		**22,739,396**	**100.0**	**23,860,940**	**100.0**	**23,821,743**	**100.0**

(¥ thousands)

LIABILITIES	(Note)	Interim fiscal year ended September 30, 2006		Interim fiscal year ended September 30, 2007		Summary of consolidated balance sheet for fiscal year ended March 31, 2007	
		Amount	Percentage over total assets (%)	Amount	Percentage over total assets (%)	Amount	Percentage over total assets (%)
Current Liabilities							
Accounts payable		7,866,028		6,682,518		7,752,790	
Short-term loans payable	*2	1,759,000		2,789,000		2,851,000	
Other accounts payable		1,135,250		1,614,345		1,255,903	
Income tax payable		322,795		—		289,002	
Allowance for bonus to directors and statutory auditors		—		—		33,200	
Other		960,684		787,180		849,138	
Total Current Liabilities		12,043,758	53.0	11,873,044	49.8	13,031,033	54.7
Long-term Liabilities							
Long-term loans payable	*2	2,135,000		2,446,000		1,805,000	
Deferred tax liabilities		174,459		201,733		210,350	
Retirement benefits for directors and statutory auditors		157,217		175,583		164,667	
Other		82,611		103,304		104,187	
Total Long-term Liabilities		2,549,286	11.2	2,926,621	12.2	2,284,203	9.6
TOTAL LIABILITIES		**14,593,004**	**64.2**	**14,799,664**	**62.0**	**15,315,236**	**64.3**

NET ASSETS	(Note)	Interim fiscal year ended September 30, 2006		Interim fiscal year ended September 30, 2007		Summary of consolidated balance sheet for fiscal year ended March 31, 2007	
		Amount	Percentage over total assets (%)	Amount	Percentage over total assets (%)	Amount	Percentage over total assets (%)
Shareholders' Equity							
Capital stock		2,883,200		3,340,216		2,833,200	
Capital surplus		2,956,973		3,474,904		2,951,044	
Retained earnings		2,544,720		2,445,426		2,790,994	
Treasury stock, at cost		(391,467)		(152,975)		(351,403)	
Total shareholders' equity		7,943,425	34.9	9,107,570	38.2	8,223,836	34.5
Valuation and translation adjustments							
Unrealized gains or losses on securities holdings		79,985		49,187		86,099	
Deferred gains or losses on hedges		(17,240)		—		29,662	
Foreign currency translation adjustments		86,247		(152,556)		112,632	
Total valuation and translation adjustments		148,993	0.7	(103,368)	(0.4)	228,392	1.0
Minority Interests		53,935		57,074	0.2	54,280	0.2
TOTAL NET ASSETS		**8,146,353**	**35.8**	**9,061,275**	**38.0**	**8,506,507**	**35.7**
TOTAL LIABILITIES AND NET ASSETS		**22,739,396**	**100.0**	**23,860,940**	**100.0**	**23,821,743**	**100.0**

INTERIM CONSOLIDATED INCOME STATEMENT (¥ thousands)

	(Note)	Interim fiscal year ended September 30, 2006		Interim fiscal year ended September 30, 2007		Summary of consolidated income statements for fiscal year ended March 31, 2007	
		Amount	Percentage over total assets (%)	Amount	Percentage over total assets (%)	Amount	Percentage over total assets (%)
Sales		13,672,132	100.0	12,596,126	100.0	28,384,960	100.0
Cost of sales		9,474,820	69.3	8,986,571	71.3	19,943,670	70.3
Gross profit		4,197,312	30,7	3,609,555	28.7	8,441,291	29.7
Selling, general and administrative expenses	*1	3,424,781	25.0	3,570,959	28.4	6,871,324	24.2
Operating income		772,531	5.7	38,596	0.3	1,569,967	5.5
Non-operating income							
Interest income		18,983		14,009		37,156	
Dividend income		8,313		14,567		9,346	
Purchase discount		6,550		5,607		13,022	
Management consulting fee		4,100		3,172		10,411	
Other		17,618		26,817		43,636	
Total		55,564	0.4	64,173	0.5	113,571	0.4
Non-operating expenses							
Interest expense		19,187		33,070		45,432	
Fees for syndicated loan		5,000		5,000		8,000	
Sales discounts		27,644		35,077		70,715	
Fees incurred upon receivable transfer		18,628		21,429		38,627	
Foreign exchange gains or losses		48,375		106,396		236,899	
Expense for issuance of shares		—		12,769		—	
Other		3,584		11,296		1,268	
Total		122,416	0.9	225,036	1.8	400,941	1.4
Ordinary Income (loss)		705,679	5.2	(122,267)	(1.0)	1,282,597	4.5
Extraordinary profit							
Gain on sale of fixed assets	*2	6,074		—		6,074	
Gain on sale of investment securities		2,889		10,000		2,948	
Reversal of allowance for doubtful accounts		5,813		3,358		—	
Total		14,776	0.1	13,358	0.1	9,022	0.0
Special Expenses							
Loss on sale of fixed assets	*3	480		—		480	
Loss on retirement of fixed assets	*4	85,033		874		136,474	
Impairment loss	*5	—		—		1,035	
Loss on sale of investment securities		—		861		—	
Loss on devaluation of investment securities		—		—		15,000	
Other		—		42		—	
Total		85,513	0.6	1,778	0.0	152,989	0.5
Income before income taxes		634,942	4.6	(110,687)	(0.9)	1,138,630	4.0
Income taxes - current		330,143		(84,990)		462,804	
Income tax - deferred		(70,183)		166,497		50,730	
Total		259,960	1.9	81,507	0.7	513,533	1.8
Profit of minority shareholders		3,922	0.0	4,134	0.0	7,763	0.0
Net Income (loss)		371,059	2.7	(196,328)	(1.6)	617,334	2.2

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the interim fiscal year ended September 30, 2006 (April 1, 2006 - September 30, 2006) (¥ thousands)

	Shareholders equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders equity
Balance as of March 31, 2006	2,833,200	2,960,071	2,351,704	(410,386)	7,734,589
Changes of amount during the interim accounting period					
Dividend from surplus (Note)			(147,644)		(147,644)
Directors bonuses (Note)			(30,400)		(30,400)
Interim net income			371,059		371,059
Acquisition of treasury stock				(3,262)	(3,262)
Disposal of treasury stock		(3,098)		22,181	19,083
Total changes of amount during the interim accounting period	—	(3,098)	193,015	18,919	208,836
Balance as of September 30, 2006	2,833,200	2,956,973	2,544,720	(391,467)	7,943,425

	Valuation and translation adjustments				Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	110,703	—	79,248	189,321	52,681	7,976,592
Changes of amount during the interim accounting period						
Dividend from surplus (Note)						(147,644)
Directors bonuses (Note)						(30,400)
Interim net income						371,059
Acquisition of treasury stock						(3,262)
Disposal of treasury stock						19,083
Net changes of amount other than shareholders' equity	(30,087)	(17,240)	6,999	(40,328)	1,253	(39,075)
Total changes of amount during the interim accounting period	(30,087)	(17,240)	6,999	(40,328)	1,253	169,761
Balance as of September 30, 2006	79,985	(17,240)	86,247	148,993	53,935	8,146,353

(Note) The above relates to the distribution of profits at the ordinary general meeting of shareholders held in June 2006.

For the interim fiscal year ended September 30, 2007 (April 1, 2007 - September 30, 2007) (¥ thousands)

	Shareholders equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders equity
Balance as of March 31, 2007	2,833,200	2,951,044	2,790,403	(351,403)	8,223,836
Changes of amount during the interim accounting period					
Issuance of new shares	507,016	507,016			1,014,031
Dividend from surplus			(149,241)		(149,241)
Interim net loss			(196,328)		(196,328)
Acquisition of treasury stock				(1,932)	(1,932)
Disposal of treasury stock		16,844		200,360	217,203
Total changes of amount during the interim accounting period	507,016	523,859	(345,568)	198,428	883,734
Balance as of September 30, 2007	3,340,216	3,474,904	2,445,426	(152,975)	9,107,570

	Valuation and translation adjustments				Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2007	86,099	29,662	112,632	228,392	54,280	8,506,507
Changes of amount during the interim accounting period						
Issuance of new shares						1,014,031
Dividend from surplus						(149,241)
Interim net loss						(196,328)
Acquisition of treasury stock						(1,932)
Disposal of treasury stock						217,203
Net changes of amount other than shareholders' equity	(36,912)	(29,662)	(265,187)	(331,760)	2,794	(328,966)
Total changes of amount during the interim accounting period	(36,912)	(29,662)	(265,187)	(331,760)	2,794	554,768
Balance as of September 30, 2007	49,187	—	(152,556)	(103,368)	57,074	9,061,275

For the year ended March 31, 2007 (April 1, 2006 – March 31, 2007) (¥ thousands)

	Shareholders equity				
	Common stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders equity
Balance as of March 31, 2006	2,833,200	2,960,071	2,351,704	(410,386)	7,734,589
Changes of amount during the accounting period					
Dividend from surplus (Note)			(147,644)		(147,644)
Directors bonuses (Note)			(30,400)		(30,400)
Net income			617,334		617,334
Acquisition of treasury stock				(7,019)	(7,019)
Disposal of treasury stock		(9,026)		66,002	56,975
Total changes of amount during the accounting period	—	(9,026)	439,290	58,983	489,246
Balance as of March 31, 2007	2,833,200	2,951,044	2,790,994	(351,403)	8,223,836

	Valuation and translation adjustments				Minority interests	Total net assets
	Net unrealized holding gains on securities	Deferred gains or losses on hedges	Foreign currency translation adjustments	Total valuation and translation adjustments		
Balance as of March 31, 2006	110,703	—	79,248	189,321	52,681	7,976,592
Changes of amount during the accounting period						
Dividend from surplus (Note)						(147,644)
Directors bonuses (Note)						(30,400)
Net income						617,334
Acquisition of treasury stock						(7,019)
Disposal of treasury stock						56,975
Net changes of amount other than shareholders' equity	(23,974)	29,662	33,383	39,071	1,598	40,670
Total changes of amount during the accounting period	(23,974)	29,662	33,383	39,071	1,598	529,916
Balance as of March 31, 2007	86,099	29,662	112,632	228,392	54,280	8,506,507

(Note) The Consolidated Statements of Changes in Net Assets above have been resolved at the ordinary general meeting of shareholders held on June 23, 2006.

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

(¥ thousands)

	(Note)	Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Summary of consolidated statement of cash flows for fiscal year ended March 31, 2007
		Amount	Amount	Amount
Cash flows from operating activities				
Income before income taxes and minority interests		634,942	(110,687)	1,138,630
Depreciation and amortization		190,531	245,815	441,724
Increase (decrease) in employees' pension and retirement benefits		(94,380)	(67,653)	(182,948)
Increase (decrease) in retirement benefits for directors and statutory auditors		2,933	10,917	10,383
Increase (decrease) in allowance for bonuses paid to directors and statutory auditors		—	(33,200)	33,200
Increase (decrease) in allowance for doubtful accounts		(5,817)	(3,358)	33
Interest and dividend income		(27,296)	(28,576)	(46,502)
Interest expense		19,187	33,070	45,432
Foreign exchange loss (gain)		455	(219,937)	23,857
Equity in earnings of affiliates		2,898	7,283	(5,212)
Gain on sale of investment securities		(2,889)	(10,000)	(2,948)
Loss on devaluation of investment securities		—	—	15,000
Gain on sale of fixed assets		(6,074)	—	(6,074)
Loss on elimination of fixed assets		85,033	874	106,794
Decrease (increase) in notes and accounts receivable, trade		185,342	1,016,380	(1,467,418)
Decrease (increase) in inventories		(993,746)	(264,619)	(1,103,254)
Increase (decrease) in notes and accounts payable, trade		1,987,594	(993,788)	1,882,613
Increase (decrease) in consumption taxes payable		—	148,929	(118,583)
Bonuses paid to directors and statutory auditors		(30,400)	—	(30,400)
Other		51,449	(30,615)	(63,899)
Sub-total		1,999,762	(299,164)	670,428
Interest and dividend received		27,296	28,576	46,502
Interest paid		(16,432)	(36,499)	(36,271)
Income taxes paid		(266,356)	(347,191)	(434,466)
Net cash provided by operating activities		1,744,271	(650,278)	246,192
Cash flows from investing activities				
Payment for purchases of property, plant and equipment		(334,621)	(552,079)	(699,797)
Proceeds from sale of property, plant and equipment		24,752	105	24,752
Payment for purchases of intangible assets		—	(353,343)	(29,447)
Payment for purchases of investment securities		(223,246)	(222,843)	(227,517)
Proceeds from sale of investment securities		6,056	112,079	106,429
Payment for loans		(2,681)	—	(6,000)
Proceeds from payback of loans		—	982	4,287
Contributions to reserve for insurance		(13,330)	(13,330)	(24,268)
Proceeds from rebates from reserve for insurance		43,065	—	43,065
Net cash used in investing activities		(500,005)	(1,028,428)	(808,496)
Cash flows from financing activities				
Net increase (decrease) in short-term loans payable		(476,627)	(960,000)	463,373
Proceeds from long-term debt		—	1,800,000	—
Repayment of long-term debt		(215,000)	(261,000)	(393,000)
Payment for purchase of treasury stock		(3,262)	(1,932)	(7,019)
Proceeds from sale of treasury stock		19,083	217,203	56,975
Cash dividends paid		(146,894)	(147,779)	(147,085)
Proceeds from issuance of shares		—	1,001,262	—
Other		(2,885)	—	(6,436)
Net cash used in financing activities		(825,585)	1,647,755	(33,192)
Effect of exchange rate fluctuation on cash and cash equivalents		27,754	(4,241)	13
Net increase (decrease) in cash and cash equivalents		446,435	(35,192)	(595,482)
Cash and cash equivalents at beginning of year		1,695,323	1,099,841	1,695,323
Cash and cash equivalents at end of interim period		2,141,757	1,064,649	1,099,841

SIGNIFICANT ACCOUNTING POLICIES

	Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
1. Scope of consolidation	(1) Consolidated subsidiaries: 4 Consolidated subsidiaries (4 companies): Shindaiwa Inc.; Shindaiwa Engineering Co., Ltd.; Shindaiwa Business Support Co., Ltd.; Shindaiwa Properties LLC (2) Nonconsolidated Subsidiaries: 1 Major nonconsolidated subsidiary: Seifu, Co., Ltd. (*kabushiki kaisha Seifu*) was excluded from the consolidation scope because the effects of its total assets, sales, interim net income or losses, and retained earnings on the accompanying consolidated financial statements are immaterial.	(1) Consolidated subsidiaries: 5 Consolidated subsidiaries (5 companies): Shindaiwa Inc.; Shindaiwa Engineering Co., Ltd.; Shindaiwa Business Support Co., Ltd.; Shindaiwa Machinery Co., Ltd. (China); Shindaiwa Properties LLC (2) Nonconsolidated Subsidiaries: 1 Major nonconsolidated subsidiary: Seifu, Co., Ltd. (same as the previous interim fiscal year)	(1) Consolidated subsidiaries: 5 Consolidated subsidiaries (5 companies): Shindaiwa Inc.; Shindaiwa Engineering Co., Ltd.; Shindaiwa Business Support Co., Ltd.; Shindaiwa Properties LLC; Shindaiwa Machinery Co., Ltd. (China) The scope of consolidation increased as a result of the new establishment of Shindaiwa Machinery Co., Ltd. (China) in the fiscal year ended March 31, 2007. (2) Nonconsolidated Subsidiaries: 1 Major nonconsolidated subsidiary: Seifu, Co., Ltd. was excluded from the consolidation scope because the effects of its total assets, sales, net income or losses, and retained earnings on the accompanying consolidated financial statements are immaterial.
2. Application of equity method	(1) Affiliated companies accounted for by the equity method: 2 companies Jacto Inc. SD Services Co., Ltd. (*kabushiki kaisha*) (2) Nonconsolidated subsidiaries not accounted for by the equity method: 1 company Seifu, Co., Ltd. Seifu, Co., Ltd. was not accounted for by the equity method because the effects of its interim net income or losses and retained earnings on the accompanying consolidated financial statements are immaterial.	(1) Affiliated companies accounted for by the equity method: 2 companies Jacto Inc. SD Services Co., Ltd. (2) Nonconsolidated subsidiaries not accounted for by the equity method: 1 company Seifu, Co., Ltd. (same as the previous interim fiscal year)	(1) Affiliated companies accounted for by the equity method: 2 companies Jacto Inc. SD Services Co., Ltd. (2) Nonconsolidated subsidiaries not accounted for by the equity method: 1 company Seifu, Co., Ltd. Seifu, Co., Ltd. was not accounted for by the equity method because the effects of its net income or losses and retained earnings on the accompanying consolidated financial statements are immaterial.
3. Fiscal year ends of the consolidated subsidiaries	Interim fiscal year end of all the consolidated subsidiaries of the Company is September 30. Therefore, the Company prepares its interim consolidated financial statements utilizing the interim financial statements of all the consolidated subsidiaries as of September 30.	(same as the previous interim fiscal year)	Fiscal year end of all the consolidated subsidiaries of the Company is March 31. Therefore, the Company prepares its consolidated financial statements utilizing the financial statements of all the consolidated subsidiaries as of March 31.

	Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
4. Accounting Policies	(1) Valuation of major assets (a) Valuation of securities Available-for-sale securities (i) with market value : market value as of the interim balance sheet date (unrealized gains and losses on these securities are reported, and net of applicable income taxes as a separate component of net assets. Realized gains and losses on the sale of such securities are computed using the moving-average method.) (ii) without market value: stated at the moving-average cost (b) Derivative financial instruments: stated at market value (c) Valuation of inventories The Company and its consolidated domestic subsidiaries employ the following valuation policies: • Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method. • Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method. Inventory goods of overseas subsidiaries are stated at the cost or market method, determined by the last-in, first out (LIFO) method.	(1) Valuation of major assets (a) Valuation of securities Available-for-sale securities (i) with market value : (Same as the previous interim fiscal year) (ii) without market value: (Same as the previous interim fiscal year) (b) Derivative financial instruments: stated at market value (c) Valuation of inventories The Company and its consolidated domestic subsidiaries employ the following valuation policies: • Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method. • Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method. Inventory goods of overseas subsidiaries are mainly stated at the cost or market method, determined by the first-in, first-out (FIFO) method. (Change in Accounting Policy) Previously, inventory goods of U.S. subsidiaries were stated at the cost or market method, determined by the last-in, first out (LIFO) method. However, effective from the interim fiscal year ended September 30, 2007, inventory goods of U.S. subsidiaries are now stated at the cost or market method, determined by the first-in, first out (FIFO) method. The reasons for this change are as follows:	(1) Valuation of major assets (a) Valuation of securities Available-for-sale securities (i) with market value : market value as of the balance sheet date (unrealized gains and losses on these securities are reported, and net of applicable income taxes as a separate component of net assets. Realized gains and losses on the sale of such securities are computed using the moving-average method.) (ii) without market value: stated at the moving-average cost (b) Derivative financial instruments: stated at market value (c) Valuation of inventories The Company and its consolidated domestic subsidiaries employ the following valuation policies: • Inventory goods are stated at cost determined by the first-in, first-out (FIFO) method. • Finished goods, merchandise, semi-finished goods, raw materials and partly-finished goods are stated at cost determined by the periodic average method. Inventory goods of overseas subsidiaries are mainly stated at the cost or market method, determined by the last-in, first out (LIFO) method.

	Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
		(a) As a result of the recent substantial fluctuations in the price of raw materials, particularly in the price of bullion (copper, lead and other bullion), significant discrepancies have surfaced between the value of inventories on the balance sheet and the market value of such inventories. Accordingly, in order to appropriately reflect the financial condition of the Company, it has become necessary to reduce the discrepancies. (b) to eliminate any effects on profit and loss as a result of variations in the levels of inventory between the quarterly consolidated financial statements, the interim consolidated financial statements, and the consolidated financial statements arising from the application of the last-in, first-out method, and to represent more appropriate operating results for the Company. (c) The last-in, first-out method is no longer recognized under international accounting standards. As a result of this change in accounting policy, operating income increased by 156,620,000 Japanese yen and ordinary loss and current net loss before income taxes each decreased by 156,620,000 Japanese yen. The effect of this change in accounting policy on the results of separate business segments are described in the sections concerning such segment results. Effective from the interim consolidated fiscal year ended September 30, 2007, the Company applied the "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements (Retroactive Adjustment of Financial Statements in accordance with Changes in Accounting Policies)" (Practical Issues Task Force No. 18, issued by the Accounting Standards Board of Japan on May 17, 2006) early and, pursuant to consolidation procedures, adjusted profit and loss for the fiscal year ended	

	Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
		March 31, 2008 to reflect the retroactive adjustment made by U.S. subsidiaries to their financial statements in accordance with the change in accounting policy.	
	(2) Depreciation and amortization of major fixed assets (a) Depreciation of property, plant and equipment: (i) Depreciation for the Company and its consolidated domestic subsidiaries is calculated using declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. (ii) Depreciation for overseas subsidiaries is calculated using the straight-line method. Principal figures for the useful lives of assets are as follows: Buildings and structures: 5-50 years Machinery, equipment and vehicles: 2-20 years Depreciation with respect to assets of the Company and its consolidated domestic subsidiaries worth no less than 100,000 Japanese yen and no more than 200,000 Japanese yen is calculated over 3-year equal depreciation (*sannen kintou shoukyaku*).	(2) Depreciation and amortization of major fixed assets (a) Depreciation of property, plant and equipment: (Same as the previous interim fiscal year) (Change in Accounting Policy) In accordance with the amended Corporate Tax Law (Act on Partial Revision of the Income Tax Act, Law No. 6, March 30, 2007 and Cabinet Order Revising Part of the Corporate Tax Law Enforcement Order, Cabinet Order No. 83, March 30, 2007), effective from the interim consolidated fiscal year ended September 30, 2007, property, plant and equipment	(2) Depreciation and amortization of major fixed assets (a) Depreciation of property, plant and equipment: (i) Depreciation for the Company and its consolidated domestic subsidiaries is calculated using declining-balance method, except for buildings (excluding building fixtures) acquired on or after April 1, 1998, which are depreciated using the straight-line method. (ii) Depreciation for overseas subsidiaries is calculated using the straight-line method. Principal figures for the useful lives of assets are as follows: Buildings and structures: 5-50 years Machinery, equipment and vehicles: 2-20 years Depreciation with respect to assets of the Company and its consolidated domestic subsidiaries worth no less than 100,000 Japanese yen and no more than 200,000 Japanese yen is calculated over 3-year equal depreciation.

	Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
		acquired on or after April 1, 2007 by the Company and its domestic subsidiaries are depreciated using the depreciation method based on the amended Corporate Tax Law. The effect of this change in accounting policy on profit and loss was immaterial. (Additional Information) In accordance with the amendment to the Corporate Tax Law, from the interim consolidated fiscal year ended September 30, 2007, the Company and its domestic consolidated subsidiaries amortize property, plant and equipment acquired on or before March 31, 2007 in a straight line for 5 years, starting from the fiscal year following the year in which the relevant asset is depreciated to the allowable limit for depreciation. The effect of this change in accounting policy on profit and loss was immaterial.	
	(b) Amortization of intangible assets: straight-line method. Software (for use within the Company) is depreciated using the straight line method over the estimated length of time it can be used by the Company (5 years).	(b) Amortization of intangible assets: same as the previous interim fiscal year.	(b) Amortization of intangible assets: straight-line method. Software (for use within the Company) is depreciated using the straight line method over the estimated length of time it can be used by the Company (5 years).
	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: The Company and consolidated domestic subsidiaries provide an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts receivable and repayment of loans receivable, amongst others. It consists of estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: (Same as the previous interim fiscal year)	(3) Method of providing major allowances and reserves (a) Allowance for doubtful accounts: The Company and consolidated domestic subsidiaries provide an allowance for doubtful accounts in an amount sufficient to cover probable losses on collection of notes and accounts receivable and repayment of loans receivable, amongst others. It consists of estimated uncollectible amount with respect to certain identified doubtful receivables and an amount calculated using the actual percentage of collection losses.

	Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
	(b) Allowance for bonuses for directors and statutory auditors —	(b) Allowance for bonuses for directors and statutory auditors —	(b) Allowance for bonuses for directors and statutory auditors The Company provides an allowance for bonuses for directors and statutory auditors based on the estimated amounts of payment.
	(c) Employees' pension and retirement benefits The Company provides an allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the interim consolidated fiscal year. Averaged amounts incurred as a result of differences in changes to accounting standards are amortized over 10 years. Prior service cost is processed in profit or loss on the straight-line method over 15 years. The pro rata amounts of actuarial differences determined by the straight-line method are amortized over the average estimated service period, which is 15 years, beginning from the following consolidated fiscal year. (d) Retirement benefits for directors and statutory auditors Provision for retirement benefits for directors and statutory auditors represents such retirement benefit obligations as of the interim consolidated balance sheet date calculated in accordance with the procedures of the Company.	(c) Employees' pension and retirement benefits (Same as the previous interim fiscal year) (d) Retirement benefits for directors and statutory auditors (Same as the previous interim fiscal year)	(c) Employees' pension and retirement benefits The Company provides an allowance for employees' pension and retirement benefits at the balance sheet date based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the end of the consolidated fiscal year. Averaged amounts incurred as a result of differences in changes to accounting standards are amortized over 10 years. Prior service cost is processed in profit or loss on the straight-line method over 15 years. Actuarial differences are amortized by the straight-line method over the average estimated service period, which is 15 years, beginning from the following fiscal year. (d) Retirement benefits for directors and statutory auditors Provision for retirement benefits for directors and statutory auditors represents such retirement benefit obligations as of the balance sheet date calculated in accordance with the procedures of the Company.
	(4) Leases Financial leases of the Company and consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.	(4) Leases (Same as the previous fiscal year)	(4) Leases Financial leases of the Company and consolidated domestic subsidiaries, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, are accounted for in the same manner as operating leases.

<table>
<tr><th></th><th>Interim fiscal year ended September 30, 2006</th><th>Interim fiscal year ended September 30, 2007</th><th>Fiscal year ended March 31, 2007</th></tr>
<tr><td></td>
<td>(5) Hedge Accounting
(a) Method of hedge accounting
The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standards of FX Trades etc.
(b) Hedge instruments and Hedged items<table><tr><th>Hedging instruments</th><th>Hedged items</th></tr><tr><td>Forward foreign exchange contracts</td><td>Receivables and payables in foreign currency</td></tr></table>(c) Hedging Policy
The Company uses forward foreign exchange contracts for the purpose of mitigating fluctuation risk of foreign currency exchange rates. The identification of hedged items is conducted under each individual contract.
(d) Assessment of hedging effectiveness
Because the accounting for forward foreign exchange contracts is based on the Accounting Standards of FX Trades etc., assessment of hedging effectiveness is omitted.</td>
<td>(5) Hedge Accounting
(a) Method of hedge accounting
(Same as the previous interim fiscal year)
(b) Hedge instruments and Hedged items
(Same as the previous interim fiscal year)
(c) Hedging Policy
(Same as the previous interim fiscal year).
(d) Assessment of hedging effectiveness
(Same as the previous interim fiscal year)</td>
<td>(5) Hedge Accounting
(a) Method of hedge accounting
The accounting for financial assets and liabilities with forward foreign exchange contracts is based on the Accounting Standards of FX Trades etc.
(b) Hedge instruments and Hedged items<table><tr><th>Hedging instruments</th><th>Hedged items</th></tr><tr><td>Forward foreign exchange contracts</td><td>Receivables and payables in foreign currency</td></tr></table>(c) Hedging Policy
The Company uses forward foreign exchange contracts for the purpose of mitigating fluctuation risk of foreign currency exchange rates. The identification of hedged items is conducted under each individual contract.
(d) Assessment of hedging effectiveness
Because the accounting for forward foreign exchange contracts is based on the Accounting Standards of FX Trades etc., assessment of hedging effectiveness is omitted.</td></tr>
<tr><td></td>
<td>(6) Other significant matters pertaining to the preparation of the consolidated financial statements
(a) Consumption taxes
Consumption taxes are excluded from the revenue and expense accounts of the Company and consolidated domestic subsidiaries which are subject to such taxes.</td>
<td>(6) Other significant matters pertaining to the preparation of the consolidated financial statements
(a) Consumption taxes
(Same as the previous fiscal year)</td>
<td>(6) Other significant matters pertaining to the preparation of the consolidated financial statements
(a) Consumption taxes
Consumption taxes are excluded from the revenue and expense accounts of the Company and consolidated domestic subsidiaries which are subject to such taxes.</td></tr>
</table>

	Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
	(b) Deferred assets —	(b) Deferred assets In accordance with the"Practical Solution on Accounting Policies Applied to Deferred Assets" (Practical Issues Task Force No. 19), the Company processes the total amount of delivery expenses with respect to securities at the time such expenses are paid.	(b) Deferred assets —
5. Cash and cash equivalents	In preparing the interim consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.	(Same as the previous interim fiscal year)	In preparing the consolidated statements of cash flows, cash on hand, readily available deposits and short-term highly liquid investments with negligible risk of changes in value and maturities not exceeding 3 months at the time of purchase are considered to be cash and cash equivalents.

CHANGES IN ACCOUNTING POLICIES

Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
(Accounting standards for presentation of net assets in the balance sheet) Effective from the interim consolidated fiscal year ended September 30, 2006, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. This change in accounting policy has no effect on profit and loss. The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is ¥8,109,658,000. The consolidated financial statements for the interim fiscal year ended September 30, 2006 are presented according to the Interim Consolidated Financial Statements Regulations as amended.	—	(Accounting standards for presentation of net assets in the balance sheet) Effective from the consolidated fiscal year ended March 31, 2007, the Company adopted Accounting Standards Board Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005 and Accounting Standards Board Guidance No. 8 "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" issued by the Accounting Standards Board of Japan on December 9, 2005. This change in accounting policy has no effect on profit and loss. The amount corresponding to conventional "Total Shareholders' Equity" in the balance sheet is ¥8,422,566,000. The consolidated financial statements for the year ended March 31, 2007 are presented according to the Consolidated Financial Statements Regulations as amended.
—	—	(Allowance for bonuses for directors and statutory auditors) Effective from the year ended March 31, 2007, the Company adopted Accounting Standards Board Statement No. 4 "Accounting Standard for Directors' Bonus" issued by the Accounting Standards Board of Japan on November 29, 2005. As a result, operating income, ordinary income and net income before tax decreased by ¥33,200,000, compared to what would have been recorded under the previous accounting standard. The effect of this change on segment information is explained in Note in the section entitled "SEGMENT INFORMATION".

CHANGE IN PRESENTATION

Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007
—	(Interim Consolidated Statement of Cash Flows) "Increase (decrease) in consumption tax payable" (which amounted to ¥42,736,000 in the interim fiscal year ended September 30, 2006) was previously included "Other" immediately preceding "Sub-total" for "Cash flows from Operating Activities" in the interim consolidated statement of cash flows for the previous interim fiscal year. Due to an increase in materiality, such amount was presented separately for the interim fiscal year ended September 30, 2007.

NOTES TO:
(INTERIM CONSOLIDATED BALANCE SHEETS)

Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
*1. Cumulative total of depreciation on property, plant and equipment ¥7,367,450,000	*1. Cumulative total of depreciation on property, plant and equipment ¥7,503,493,000	*1. Cumulative total of depreciation on property, plant and equipment ¥7,285,659,000
*2. Details of collateral Assets pledged as collateral, and the borrowings for which such assets are pledged, are as follows: (1) Collateral (¥ thousands) Buildings 777,291 Machinery and equipment 9,277 Land 777,670 Total 1,564,238 (2) The following borrowings are guaranteed by the above (¥ thousands) Short-term loans payable 100,000 Long-term loans payable due to be repaid within 1 year 187,000 Long-term loans payable 1,265,000 Total 1,552,000 (3) Factory foundation collateral included in (1) (¥ thousands) Buildings 658,867 Machinery and equipment 9,277 Land 321,814 Total 989,958 (4) The following borrowings are guaranteed by the above (¥ thousands) Short-term loans payable 10,000 Long-term loans payable due to be repaid within 1 year 140,000 Long-term loans payable 900,000 Total 1,050,000	*2. Details of collateral Assets pledged as collateral, and the borrowings for which such assets are pledged, are as follows: (1) Collateral (¥ thousands) Buildings 1,056,949 Machinery and equipment 8,212 Land 1,170,369 Total 2,235,530 (2) The following borrowings are guaranteed by the above (¥ thousands) Long-term loans payable due to be repaid within 1 year 64,000 Long-term loans payable 1,378,000 Total 1,442,000 (3) Factory foundation collateral included in (1) (¥ thousands) Buildings 616,920 Machinery and equipment 8,212 Land 321,814 Total 946,945 (4) The following borrowings are guaranteed by the above (¥ thousands) Long-term loans payable due to be repaid within 1 year 64,000 Long-term loans payable 866,000 Total 930,000	*2. Details of collateral Assets pledged as collateral, and the borrowings for which such assets are pledged, are as follows: (1) Collateral (¥ thousands) Buildings 707,533 Machinery and equipment 9,124 Land 729,576 Total 1,466,233 (2) The following borrowings, are guaranteed by the above (¥ thousands) Short-term loans payable 37,000 Long-term loans payable due to be repaid within 1 year 405,000 Long-term loans payable 1,000,000 Total 1,442,000 (3) Factory foundation collateral included in (1) (¥ thousands) Buildings 637,206 Machinery and equipment 9,124 Land 321,814 Total 968,144 (4) The following borrowings are guaranteed by the above (¥ thousands) Short-term loans payable 30,000 Long-term loans payable due to be repaid within 1 year 340,000 Long-term loans payable 560,000 Total 930,000
*3 Contingent liabilities (1) Guarantees (for loans payable from financial institutions) (¥ thousands) Shindaiwa Agricultural and Forestry Machinery Cooperative 300,000 SD Services Co., Ltd. 9,200 Employees (housing loan, etc.) 145,182 Total 454,382	*3 Contingent liabilities (1) Guarantees (for loans payable from financial institutions) (¥ thousands) Shindaiwa Agricultural and Forestry Machinery Cooperative 300,000 SD Services Co., Ltd. 10,600 Employees (housing loan, etc.) 134,108 Total 444,708	*3. Contingent liabilities (1) Guarantees (for loans payable from financial institutions) (¥ thousands) Shindaiwa Agricultural and Forestry Machinery Cooperative 450,000 SD Services Co., Ltd. 2,000 Employees (housing loan, etc.) 139,234 Total 591,234

Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
*4. In order to effectively raise operating capital, the Company has entered into loan agreements with 4 banks. The balances of these loans as of the interim balance sheet date are as follows: (¥ thousands) Total loan commitment 3,000,000 Outstanding balance of loans executed — Difference 3,000,000	*4. In order to effectively raise operating capital, the Company has entered into loan agreements with 4 banks. The balances of these loans as of the interim balance sheet date are as follows: (¥ thousands) Total loan commitment 3,000,000 Outstanding balance of loans executed — Difference 3,000,000	*4. In order to effectively raise operating capital, the Company has entered into loan agreements with 4 banks. The balances of these loans as of the balance sheet date are as follows: (¥ thousands) Total loan commitment 3,000,000 Outstanding balance of loans executed — Difference 3,000,000
*5. Maturity of drafts on interim balance sheet date, accounted for as of the date of exchange Because the interim consolidated balance sheet date for the interim fiscal year ended September 30, 2006 was a bank holiday, the following drafts will come to maturity on the following day, but the balance has been included in the balance for the interim fiscal year September 30, 2006. (¥ thousands) Drafts received 31,895	*5. Maturity of drafts on balance sheet date, accounted for as of the date of exchange Because the interim consolidated balance sheet date for the interim fiscal year ended September 30, 2007 was a bank holiday, the following drafts will come to maturity on the following day, but the balance has been been included in the balance for the interim fiscal year ending March 31, 2007. (¥ thousands) Drafts received 3,248	*5. Maturity of drafts on balance sheet date, accounted for as of the date of exchange Because the consolidated balance sheet date for the year ended March 31, 2007 was a bank holiday the following drafts will come to maturity on the following day, but the balance has been been included in the balance for the year ending March 31, 2007.) (¥ thousands) Drafts received 17,704

(INTERIM CONSOLIDATED STATEMENTS OF INCOME)

Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
*1. The following are the major components of selling, general and administrative expenses (¥ thousands) Salaries and benefit 1,029,108 Technology research expenses 434,178 Employees' pension and retirement benefits expenses 5,059 Allowance for retirement benefits for directors and statutory auditors 10,733	*1. The following are the major components of selling, general and administrative expenses (¥ thousands) Salaries and benefit 1,079,890 Employees' pension and retirement benefits expenses 14,213 Allowance for retirement benefits for directors and statutory auditors 10,917 Technology research expenses 426,206	*1. The following are the major components of selling, general and administrative expenses (¥ thousands) Salaries and benefit 1,978,237 Technology research expenses 33,200 Employees' pension and retirement benefits expenses 18,183 Allowance for retirement benefits for directors and statutory auditors 874,916
*2. Gain on sale of fixed assets (¥ thousands) Land 2,582 Buildings 3,492 Total 6,074	*2. Gain on sale of fixed assets —	*2. Gain on sale of fixed assets (¥ thousands) Buildings and fixtures 3,492 Land 2,582 Total 6,074
*3. Loss on sale of fixed assets (¥ thousands) Machinery 480 Total 480	*3. Loss on sale of fixed assets —	*3. Loss on sale of fixed assets (¥ thousands) Machinery, equipment and vehicles 468 Other 12 Total 480
*4. Loss on retirement of fixed assets (¥ thousands) Buildings 49,321 Machinery 286 Molds 34,578 Other 849 Total 85,033	*4. Loss on retirement of fixed assets (¥ thousands) Other 874 Total 874	*4. Loss on retirement of fixed assets (¥ thousands) Buildings and structures 84,215 Machinery, equipment and vehicles 4,858 Molds 45,978 Other 1,423 Total 136,474
*5 Loss on impairment —	*5 Loss on impairment —	*5 Loss on impairment During the fiscal year ended March 31, 2007, the Company Group recognized loss on impairment on following groups of assets. Location: Aki-ku, Hiroshima city; Use: Idle properties; Type of assets: Land

Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
		The Company Group classifies fixed assets into groups of assets used for business and groups of idle properties. For fixed assets which are classified as assets used for business, each business establishment is considered to constitute a group. For fixed assets which are classified as idle properties, each property is considered to constitute a group. As a result of a substantial decline in fair market values, the carrying amounts of the above assets which are classified as idle properties have been devalued to their recoverable amounts, and the Company recognized a loss on impairment on the difference, in the amount of ¥1,035,000, as special expenses. The recoverable amount of the group of assets classified as idle properties is determined by the net selling price (fair market value less costs to sell) calculated based on an evaluation which is believed to appropriately reflect the fair market value.

(INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS)

(Interim fiscal year ended September 30, 2006)

1. Matters related to issued and outstanding shares

Type of issued and outstanding shares	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended September 30, 2006	Decrease in number of shares during the accounting period ended September 30, 2006	Number of shares as of September 30, 2006
Common stock (shares)	22,631,600	—	—	22,631,600

2. Matters related to treasury stock

Type of treasury stock	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended September 30, 2006	Decrease in number of shares during the accounting period ended September 30, 2006	Number of shares as of September 30, 2006
Common stock (shares)	1,539,609	8,921	83,075	1,465,455

(Outline of causes of changes in net assets)

The principal details for the increase in the number of shares are as follows:

- Purchases of 8,921 shares which constitute less than one unit.

The principal details for the decrease in the number of shares are as follows:

- Disposal of 82,000 shares through the exercise of stock option rights.
- Disposal of 1,075 shares through the additional buying of shares constituting less than one unit.

3. Matters related to stock acquisition rights

N/A

4. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends	Dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2006	Common stock	¥147,644,000	¥7.00	March 31, 2006	June 24, 2006

(Interim fiscal year ended September 30, 2007)

1. Matters related to issued and outstanding shares

Type of issued and outstanding shares	Number of shares as of March 31, 2007	Increase in number of shares during the accounting period ended September 30, 2007	Decrease in number of shares during the accounting period ended September 30, 2007	Number of shares as of September 30, 2007
Common stock (shares)	22,631,600	3,450,000	—	26,081,600

(Outline of causes of changes in net assets)

- Pursuant to the resolution of the meeting of the Board of Directors held on May 21, 2007, the Company conducted a capital increase through (i) a public offering with the due date of payment of June 6, 2007 and (ii) a third party allocation of new shares pursuant to an over allotment with the due date of payment of June 21, 2007. Accordingly, the total number of shares issued and outstanding increased by 3,450,000 shares.

2. Matters related to treasury stock

Type of treasury stock	Number of shares as of March 31, 2007	Increase in number of shares during the accounting period ended September 30, 2007	Decrease in number of shares during the accounting period ended September 30, 2007	Number of shares as of September 30, 2007
Common stock (shares)	1,311,492	5,845	747,607	569,730

(Outline of causes of changes in net assets)

The principal details for the increase in the number of shares are as follows:

- Purchases of 5,845 shares which constitute less than one unit.

The principal details for the decrease in the number of shares are as follows:

- The Company entered into an agreement with respect to a business and capital alliance with Kioritz Corporation pursuant to a resolution of the Board of Directors at the meeting held on May 21, 2007. Based on this agreement, the Company disposed of 700,000 shares of treasury stock.

  Disposal of 45,000 shares through the exercise of stock option rights

  Disposal of 2,607 shares through the additional buying of fractional shares

3. Matters related to stock acquisition rights

N/A

4. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends	Dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on May 7, 2007	Common stock	¥149,241,000	¥7.00	March 31, 2007	June 7, 200

(Fiscal year ended March 31, 2007)

1. Matters related to issued and outstanding shares

Type of issued and outstanding shares	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended March 31, 2007	Decrease in number of shares during the accounting period ended March 31, 2007	Number of shares as of March 31, 2007
Common stock (shares)	22,631,600	—	—	22,631,600

2. Matters related to treasury stock

Type of treasury stock	Number of shares as of March 31, 2006	Increase in number of shares during the accounting period ended March 31, 2007	Decrease in number of shares during the accounting period ended March 31, 2007	Number of shares as of March 31, 2007
Common stock (shares)	1,539,609	18,683	246,800	1,311,492

(Outline of causes of changes in net assets)

The principal details for the increase in the number of shares are as follows:

- Purchases of 18,683 shares which constitute less than one unit.

The principal details for the decrease in the number of shares are as follows:

- Disposal of 245,000 shares through the exercise of stock option rights.
- Disposal of 1,800 shares through the additional buying of shares constituting less than one unit.

3. Matters related to stock acquisition rights

N/A

4. Matters related to dividends

(1) Dividend payment

Resolution	Type of shares	Total amount of dividends	Dividends per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 23, 2006	Common stock	¥147,644,000	¥7.00	March 31, 2006	June 24, 2006

(2) Dividends whose record date is attributable to the accounting period ended March 31, 2007 are payable the said accounting period

Resolution	Type of shares	Resource of dividends	Total amount of dividends	Dividends per share	Record date	Effective date
Meeting of the Board of Directors held on May 7, 2007	Common stock	Retained earnings	¥149,241,000	¥7.00	March 31, 2007	June 7, 2007

(CONSOLIDATED STATEMENTS OF CASH FLOWS)

Interim fiscal year ended September 30, 2006	Interim fiscal year ended September 30, 2007	Fiscal year ended March 31, 2007
Reconciliation of cash in the interim consolidated balance sheets and cash and cash equivalents in the interim consolidated statements of cash flows is as follows: (¥ thousands) Cash 2,141,757 Cash and cash equivalents 2,141,757	Reconciliation of cash in the interim consolidated balance sheets and cash and cash equivalents in the interim consolidated statements of cash flows is as follows: (¥ thousands) Cash 1,064,649 Cash and cash equivalents 1,064,649	Reconciliation of cash in the consolidated balance sheets and cash and cash equivalents in the consolidated statements of cash flows is as follows: (¥ thousands) Cash 1,099,841 Cash and cash equivalents 1,099,841

(LEASE TRANSACTIONS)

Interim fiscal year ended September 30, 2006

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

1. Purchase price equivalents, accumulated depreciation equivalents, accumulated impairment loss equivalents and interim book value equivalents of leased properties

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Interim book value equivalents
Machinery, equipment and vehicles	596,688	261,261	335,428
Plant, property and equipment (Other)	152,769	64,647	88,122
Total	749,457	325,908	423,550

Purchase price equivalents are calculated using the inclusive-of-interest method because lease commitments only account for a small percentage of the interim balance of property, plant and equipment at the end of the interim fiscal year ended September 2006.

2. Lease commitments

	(¥ millions)
Due within one year	120,831
Due over one year	302,719
Total	423,550

Lease commitments are calculated using the inclusive-of-interest method because lease commitments only account for a small percentage of the interim balance of property, plant and equipment at the end of the interim fiscal year ended September 30, 2006.

3. Lease expenses, withdrawals from impairment account of leased assets, depreciation and loss on impairment

	(¥ thousands)
Lease expenses	69,428
Depreciation equivalents	69,428

4. Calculation method of depreciation equivalents
Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

Interim fiscal year ended September 30, 2007

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows;

1. Purchase price equivalents, accumulated depreciation equivalents, accumulated impairment loss equivalents and interim book value equivalents of leased properties

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Interim book value equivalents
Machinery, equipment and vehicles	576,911	296,917	280,075
Plant, property and equipment (Other)	199,766	97,051	102,714
Total	776,757	393,968	382,789

(Same as the previous interim fiscal year)

2. Lease commitments

	(¥ millions)
Due within one year	123,674
Due over one year	259,115
Total	382,789

(Same as the previous interim fiscal year)

3. Lease expenses, withdrawals from impairment account of leased assets, depreciation and loss on impairment

	(¥ thousands)
Lease expenses	63,631
Depreciation equivalents	63,631

4. Calculation method of depreciation equivalents
(Same as the previous interim fiscal year)

Fiscal year ended March 31, 2007

Finance leases, except for those leases under which the ownership of the leased assets is considered to be transferred to the lessee, accounted for in the same manner as operating leases, are as follows:

1. Purchase price equivalents, accumulated depreciation equivalents, accumulated impairment loss equivalents and book value equivalents of leased properties

(¥ thousands)

	Purchase price equivalents	Accumulated depreciation equivalents	Book value equivalents
Machinery, equipment and vehicles	594,574	289,088	305,485
Plant, property and equipment (Other)	157,017	80,373	76,644
Total	751,591	369,461	382,130

Purchase price equivalents are calculated using the inclusive-of-interest method because lease commitments only account for a small percentage of the balance of property, plant and equipment at the end of the fiscal year ended March 31, 2007.

2. Lease commitments

	(¥ millions)
Due within one year	119,890
Due over one year	262,240
Total	382,130

Lease commitments are calculated using the inclusive-of-interest method because lease commitments only account for a small percentage of the balance of property, plant and equipment at the end of the fiscal year ended March 31, 2007.

3. Lease expenses, withdrawals from impairment account of leased assets, depreciation and loss on impairment

	(¥ thousands)
Lease expenses	131,434
Depreciation equivalents	131,434

4. Calculation method of depreciation equivalents
Depreciation equivalents are calculated on the straight-line method over the lease terms without residual value.

(Loss on impairment) No loss on impairment was allocated to leased assets.	(Loss on impairment) No loss on impairment was allocated to leased assets.	(Loss on impairment) No loss on impairment was allocated to leased assets.

(SECURITIES)

(Interim fiscal year ended September 30, 2006)

1. Held-to-maturity debt securities with market value (¥ thousands)

Classification	Acquisition cost	Book value	Difference
Equity securities	116,602	249,911	133,309
Bonds	—	—	—
Other	—	—	—
Total	11,602	249,911	133,309

2. Held-to-maturity debt securities without market value

Unlisted securities ¥578,358,000

(Interim fiscal year ended September 30, 2007)

1. Held-to-maturity debt securities with market value (¥ thousands)

Classification	Acquisition cost	Book value	Difference
Equity securities	336,407	418,779	82,372
Bonds	—	—	—
Other	—	—	—
Total	336,407	418,779	82,372

2. Held-to-maturity debt securities without market value

Unlisted securities ¥348,208,000

(Fiscal year ended March 31, 2008)

1. Held-to-maturity debt securities with market value (¥ thousands)

Classification	Acquisition cost	Book value	Difference
Equity securities	119,804	263,303	143,498
Bonds	—	—	—
Other	—	—	—
Total	119,804	263,303	143,498

2. Held-to-maturity debt securities without market value

Unlisted securities ¥444,908,000

(DERIVATIVE TRANSACTIONS)

(Interim fiscal year ended September 30, 2006)

N/A

Financial assets and liabilities, among others, whose amounts have been determined in Japanese yen as of the interim balance sheet date as a result of having futures forward foreign exchange contracts allocated to them, and which are recorded in the interim consolidated balance sheet in Japanese yen, are excluded from disclosure.

Because forward foreign exchange contracts are applied by hedge accounting, they are not included in the scope of these notes.

(Interim fiscal year ended September 30, 2007)

Financial assets and liabilities, among others, whose amounts have been determined in Japanese yen as of the interim balance sheet date as a result of having futures forward foreign exchange contracts allocated to them, and which are recorded in the interim consolidated balance sheet in Japanese yen, are excluded from disclosure.

Because forward foreign exchange contracts are applied by hedge accounting, they are not included in the scope of these notes.

(Fiscal year ended March 31, 2007)

Financial assets and liabilities, among others, whose amounts have been determined in Japanese yen as of the balance sheet date as a result of having futures forward foreign exchange contracts allocated to them, and which are recorded in the consolidated balance sheet in Japanese yen, are excluded from disclosure.

Because forward foreign exchange contracts are applied by hedge accounting, they are not included in the scope of these notes.

(STOCK OPTIONS, ETC.)

(Interim Consolidated Fiscal Year ended September 30, 2006) (April 1, 2006 – September 30, 2006)

N/A

(Interim Consolidated Fiscal Year ended September 30, 2007) (April 1, 2007 – September 30, 2007)

N/A

(Consolidated Fiscal Year ended March 31, 2007) (April 1, 2006 – March 31, 2007)

Outline and scope of stock options, and changes thereto

(1) Outline of stock options

Name of company	Shindaiwa Corporation
Date of resolution	June 25, 2003
Classification and number of grantees	Directors of the Company: 10 people Employees of the Company: 107 people
Classification and number of shares to be issued or transferred upon exercise of stock options	Shares of common stock: 460,000 shares
Grant date	July 4, 2003
Vesting conditions	The grantee of the stock acquisition rights must, at the time the rights are exercised, be a director or an employee of the Company; provided, however, that the grantee may exercise such rights where (i) a director of the Company has retired from his or her post upon completion of service, (ii) an employee of the Company has taken compulsory retirement, or (iii) similar justifiable reasons exist.
Length of service required for stock options to be granted	Not stipulated.
Exercise period	From July 1, 2005 through June 30, 2008

Name of company	Shindaiwa Corporation
Date of resolution	June 24, 2004
Classification and number of grantees	Directors of the Company: 9 people Employees of the Company: 121 people
Classification and number of shares to be issued or transferred upon exercise of stock options	Shares of common stock: 477,000 shares
Grant date	July 2, 2004
Vesting conditions	The grantee of the stock acquisition rights must, at the time the rights are exercised, be a director or an employee of the Company; provided, however, that the grantee may exercise such rights where (i) a director of the Company has retired from his or her post upon completion of service, (ii) an employee of the Company has taken compulsory retirement, or (iii) similar justifiable reasons exist
Length of service required for stock options to be granted	Not stipulated.
Exercise period	From July 1, 2006 through June 30, 2009

(2) Scope of stock options and changes thereto

a. Number of stock options

Name of company	Shindaiwa Corporation	Shindaiwa Corporation
Date of resolution	June 25, 2003	June 24, 2004
Prior to vesting of options		
Number of options at beginning of period (shares)	—	477,000
Options granted (shares)	—	—
Options expired (shares)	—	—

Options vested (shares)	—	477,000
Balance of options yet to be vested (shares)	—	—
Subsequent to vesting of options		
Number of options at beginning of period (shares)	208,000	—
Options vested (shares)	—	477,000
Options exercised (shares)	75,000	170,000
Options expired (shares)	—	—
Balance of options yet to be exercised (shares)	133,000	307,000

b. Price per stock option

Name of company	The Company	The Company
Date of resolution	June 25, 2003	June 24, 2004
Exercise price per option (Japanese yen)	225	232
Average share price at time of exercise (Japanese yen)	375	385
Fair market value per share as of grant date (Japanese yen)	—	—

(SEGMENT INFORMATION)

1. Business segment information

The majority of products of the Company Group are manufactured at the Company's factory in Chiyoda, and the sales activities are handled through a sole organization. Accordingly, it is difficult to ascertain information with respect to assets and profit or loss for individual business classifications. Accordingly, business segment information has not been prepared for the interim consolidated fiscal years ended September 30, 2006 and 2007, as well as consolidated fiscal year ended March 31, 2006.

2. Geographical segment information

(Interim Consolidated Fiscal Year ended September 30, 2006) (April 1, 2006 – September 30, 2006)

(¥ thousands)

	Japan	U.S.A.	Total	Eliminations	Consolidated
Sales:					
(1) Unaffiliated customers	7,448,375	6,223,756	13,672,132	—	13,672,132
(2) Inter-segment	4,962,961	—	4,962,961	(4,962,961)	—
Total sales	12,411,337	6,223,756	18,635,093	(4,962,961)	13,672,132
Operating expenses	11,688,592	6,247,211	17,935,803	(5,036,203)	12,899,601
Operating income (loss)	722,745	(23,455)	699,290	73,241	772,531

(Note) Classification of country or area is based on geographical distances.

(Interim Consolidated Fiscal Year ended September 30, 2007) (April 1, 2007 – September 30, 2007)

(¥ thousands)

	Japan	U.S.A.	Other	Total	Eliminations	Consolidated
Sales:						
(1) Unaffiliated customers	7,404,634	5,191,493	—	12,596,126	—	12,596,126
(2) Inter-segment	4,021,731	176	409,482	4,431,390	(4,431,390)	—
Total sales	11,426,365	5,191,669	409,482	17,027,516	(4,431,390)	12,596,126
Operating expenses	11,523,261	5,139,349	419,585	17,082,195	(4,524,665)	12,557,530
Operating income (loss)	(96,896)	52,320	(10,103)	(54,679)	93,276	38,596

(Notes) 1. Classification of country or area is based on geographical distances.

2. Country or area included in "Others" segment: Taiwan.

3. As discussed in "SIGNIFICANT ACCOUNTING POLICIES", "4. Accounting Policies", "(1) Valuation of major assets", "(c) Valuation of inventories", effective from the interim fiscal year ended September 30, 2007, the Company changed the valuation of inventories. The effect of this

change in method was to decrease operating expenses of the "U.S.A." segment by ¥156,620,000 and to increase operating income by ¥156,620,000 for the interim consolidated fiscal year ended September 30, 2007, compared with what would have been recorded under the same method utilized for the previous interim consolidated fiscal year.

(Consolidated Fiscal Year ended March 31, 2007) (April 1, 2006 – March 31, 2007)

(¥ thousands)

	Japan	U.S.A.	Others	Total	Eliminations	Consolidated
Sales:						
(1) Unaffiliated customers	14,861,527	13,523,433	—	28,384,960	—	28,384,960
(2) Inter-segment	9,915,575	14,302	247,358	10,177,234	(10,177,234)	—
Total sales	24,777,102	13,537,735	247,358	38,562,195	(10,177,234)	28,384,960
Operating expenses	23,563,603	13,457,453	250,175	37,271,232	(10,456,238)	26,814,994
Operating income (loss)	1,231,499	80,282	(2,818)	1,290,963	279,004	1,569,967

(Notes) 1. Classification of country or area is based on geographical distances.

2. The "Others" segment has been added in the consolidated fiscal year ended March 31, 2007 as a result of the establishment of subsidiaries.

3. Country or area included in "Others" segment: Taiwan.

4. As discussed in "CHANGES IN SIGNIFICANT ACCOUNTING POLICIES", effective from the consolidated fiscal year ended March 31, 2007, the Company adopted "Accounting Standard for Directors' Bonus" (Accounting Standards Board Statement No. 4, issued by the Accounting Standards Board of Japan on November 29, 2005).

The effect of this change in method of accounting was to increase the operating expenses of the "Japan" segment by ¥33,200,000 and to decrease operating income by the same amount compared with what would have been recorded under the previous method.

3. Overseas sales

(Interim Consolidated Fiscal Year ended September 30, 2006) (April 1, 2006 – September 30, 2006)

(¥ thousands)

	North America	Central & South America	Europe	Others	Total
Overseas sales	3,607,750	1,155,536	1,071,290	616,788	6,451,363
Consolidated sales					13,672,132
Percentage of overseas sales over consolidated sales	26.4	8.5	7.8	4.5	47.2

(Notes) 1. Classification of country or area is based on geographical distances.

2. Major countries or areas included in each segment are as follows:

North America	U.S.A., Canada
Central & South America	Colombia, Venezuela, Brazil
Europe	France, Italy

3. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(Interim Consolidated Fiscal Year ended September 30, 2007) (April 1, 2007 – September 30, 2007)

(¥ thousands)

	North America	Central & South America	Europe	Others	Total
Overseas sales	2,233,887	1,596,551	990,119	597,124	5,417,682
Consolidated sales					12,596,126
Percentage of overseas sales over consolidated sales	17.7	12.7	7.9	4.7	43.0

(Notes) 1. Classification of country or area is based on geographical distances.

2. Major countries or areas included in each segment are as follows:

North America	U.S.A., Canada
Central & South America	Colombia, Venezuela, Brazil
Europe	France, Italy

3. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(Consolidated Fiscal Year ended March 31, 2007) (April 1, 2006 – March 31, 2007)

(¥ thousands)

	North America	Central & South America	Europe	Others	Total
Overseas sales	7,561,373	2,989,294	2,118,520	1,276,546	13,945,732
Consolidated sales					28,384,960
Percentage of overseas sales over consolidated sales	26.6	10.5	7.5	4.5	49.1

(Notes) 1. Classification of country or area is based on geographical distances.

2. Major countries or areas included in each segment are as follows:

North America	U.S.A., Canada
Central & South America	Venezuela, Colombia, Brazil
Europe	France, Italy

3. Overseas sales represent sales of the Company and consolidated subsidiaries to countries and areas outside of Japan.

(BUSINESS COMBINATIONS, ETC.)

(Interim Consolidated Fiscal Year ended September 30, 2006) (April 1, 2006 – September 30, 2006)

—

(Interim Consolidated Fiscal Year ended September 30, 2007) (April 1, 2007 – September 30, 2007)

N/A

(Consolidated Fiscal Year ended March 31, 2007) (April 1, 2006 – March 31, 2007)

N/A

(PER SHARE INFORMATION)

	Interim Fiscal Year ended September 30, 2006	Interim Fiscal Year ended September 30, 2007	Fiscal Year ended March 31, 2007
Shareholders' equity per share	¥ 382.33	¥ 352.94	¥ 396.44
Interim net income per share (Primary)	¥ 17.56	—	¥ 29.15
Interim net loss per share (Primary)	—	¥ 8.27	—

Interim net income per share (Diluted)	¥ 17.38	Net income per share (diluted) was not presented because, although there is potential common stock outstanding, such potential common stock is recorded as interim net loss per share.	¥ 28.87

(Note) The basis for calculation of net income per share was as follows:

1. Net assets per share:

	Interim Fiscal Year ended September 30, 2006	Interim Fiscal Year ended September 30, 2007	Fiscal Year ended March 31, 2007
Total net assets of interim consolidated balance sheets (¥ thousands)	8,146,353	9,061,275	8,506,507
Net assets attributable to shareholders of common stock (¥ thousands)	8,092,418	9,004,201	8,452,227
Breakdown of major difference (¥ thousands) Minority interests	53,935	57,074	54,280
Number of common stock issued and outstanding (thousand shares)	22,631	26,081	22,631
Number of shares of treasury stock in common stock (thousand shares)	1,465	569	1,311
Number of common stock used to calculate net assets per share (thousand shares)	21,166	25,511	21,320

2. Net income (loss) per share and net income per share (diluted) were as follows:

	Interim Fiscal Year ended September 30, 2006	Interim Fiscal Year ended September 30, 2007	Fiscal Year ended March 31, 2007
Net income (loss) per share (Primary)			
Net income (loss) (¥ thousands)	371,059	(196,328)	617,334
Amounts not attributable to shareholders of common stock (¥ thousands)	—	—	—
Net income (loss) attributable to shareholders of common stock (¥ thousands)	371,059	(196,328)	617,334
Average number of shares outstanding during the year (thousand shares)	21,129	23,725	21,177
Net income per share (Diluted)			
Adjusted net income (loss) (¥ thousands)	—	—	—
Increase in common stock (thousand shares) (Stock acquisition rights included in the above)	225 (225)	— —	207 (207)
Summary of potentially issuable shares which were not included in the adjusted interim net income per share calculations, because such shares have no diluted earnings	—	Stock acquisition rights Date of special resolution of general meeting of shareholders: June 25, 2003 (Stock acquisition rights: 130 unit) Stock acquisition rights Date of special resolution of general meeting of shareholders: June 24, 2004 (Stock acquisition rights: 265 unit)	—

(SUBSEQUENT EVENTS)

Interim Fiscal Year ended September 30, 2006	Interim Fiscal Year ended September 30, 2007	Fiscal Year ended March 31, 2007
		At the meeting of the Board of Directors of the Company held on May 21, 2007, the Board of Directors resolved to issue new shares, sell shares of the Company and dispose of treasury stock of the Company, as follows. Subscription was completed on June 21, 2007. **(Issuance of new shares through public offering)** 1. Number of shares offered: 3,000,000 shares of common stock 2. Issue price: 308 Japanese yen per share 3. Aggregate issue price: ¥924,000,000 4. Subscription price: 291.15 Japanese yen per share 5. Aggregate subscription price: ¥873,450,000 6. Amount of capital increase: ¥441,506,757 7. Amount of capital reserve increase: ¥441,506,756 8. Method of public offering: For public offering, Mitsubishi UFJ Securities Co., Ltd.; Utsumiya Securities Co., Ltd. and Toyo Securities Co., Ltd. (collectively, the "Underwriters") purchased all of the shares. 9. Consideration for Underwriters: Instead of underwriters' fees, the Underwriters received the aggregate amount of the difference between the issue price (tender price) for a general tender and the subscription price paid by the Underwriters to the Company 10. Application period: From May 30, 2007 through June 1, 2007 11. Payment due date: June 6, 2007 12. Subscription unit: 1,000 shares 13. Initial date for computation of dividends: April 1, 2007 14. Use for capital: Capital expenditure
		(Sale of the Company's shares through a third party allocation of new shares pursuant to an over allotment) 1. Number of shares sold: 700,000 shares of common stock 2. Seller and number of shares sold: Mitsubishi UFJ Securities Co., Ltd.: 450,000 shares 3. Sale price: 308 Japanese yen per share 4. Aggregate sale price: ¥138,600,000 5. Method of sale: Upon consideration of the demand in the public offering, Mitsubishi UFJ Securities Co., Ltd. sell a maximum of 450,000 shares of the Company's common stock which it borrowed from the Company's shareholders 6. Application period: From May 30, 2007 through June 1, 2007 7. Delivery date: June 7, 2007 8. Subscription Unit: 1,000 shares

Interim Fiscal Year ended September 30, 2006	Interim Fiscal Year ended September 30, 2007	Fiscal Year ended March 31, 2007
		(Issuance of new shares through allocation of shares to third party) 1. Number of shares offered: 450,000 shares 2. Subscription price: ¥291.15 per share 3. Aggregate subscription price: ¥131,017,500 (maximum) 4. Amount of capital increase: ¥65,508,750 (maximum) 5. Amount of capital reserve increase: ¥65,508,750 (maximum) 6. Party to whom shares were allocated, number of allocated shares: Mitsubishi UFJ Securities Co., Ltd.: 450,000 shares 7. Application period: (Application date) June 21, 2007 8. Payment due date: June 21, 2007 9. Subscription unit: 1,000 shares 10. Initial date for computation of dividends: April 1, 2007 11. Use for capital: Capital expenditure
		(Disposal of treasury shares through allocation of shares to third party) 1. Number of shares offered: 450,000 shares of common stock 2. Subscription price: ¥308 per share 3. Aggregate subscription price: ¥215,600,000 4. Party to whom shares were allocated, number of allocated shares: Kioritz Corporation: 700,000 shares 5. Application period: From May 30, 2007 through June 1, 2007 6. Payment due date: June 6, 2007 7. Delivery date: June 7, 2007 8. Subscription unit: 1,000 shares 9. Reason for disposal: Business investment, strengthening business alliance relationship with Kioritz Corporation

OTHER MATTERS

N/A

End of Document

END